United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82___.)

BRGAAP Press Release
BRGAAP Financial Pages

A- Financial Statements
1-Balance Sheet
2-Statement of Income
3-Statement of Changes in Stockholders’ Equity
4-Statement of Changes in Financial Position
5-Statement of Cash Flows
6-Statement of Value Added
7-Notes to the Financial Statements at December 31, 2005 and 2004
7.1- Operations
7.2- Presentation of Financial Statements
7.3- Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários
7.4- Principles and Practices of Consolidation
7.5- Significant Accounting Policies
7.6- Independent Auditors Policy
7.7- Major Acquisitions and Divestments
7.8- Cash and Cash Equivalents
7.9- Accounts Receivable
7.10- Inventories
7.11- Related Parties
7.12- Taxes to recover or offset
7.13- Deferred Income Tax and Social Contribution
7.14- Investments — Consolidated and Parent Company
7.16- Loans and Financing
7.17- Contingent Liabilities
7.18- Environmental and Site Reclamation and Restoration Costs
7.19- Pension Plan — Valia
7.20- Paid-up Capital

7.21- American Depositary Receipts (ADR) Program
7.22- Treasury Stock
7.23- Remuneration of Stockholders
7.24- Financial Results
7.25- Financial Instruments — Derivatives
7.26- Administrative and Other Operating Expenses
7.27- Concessions and Leases
7.28- Effects on the Statements if Price-Level Restatement were Applied (unaudited)
7.29- Insurance
7.30- Profit Sharing Plan
7.31- Subsequent Events
8- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies
9- Report of the Independent Accountants
10- Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2005
11- Opinion of the Board of Directors on the Annual Report and Financial Statements at December 31, 2005
B – Additional Information
12 - Management’s Discussion and Analysis of the Operating Results for the Year Ended December 31, 2005 and Supplemental Information
12.1- Comments on Consolidated Operating Results
12.1.1- Gross Revenue
12.1.2 – Cost of Products and Services
12.1.3 – Selling expenses
12.1.4 – Administrative expenses
12.1.5 – Research and development
12.1.6 – Other operating expenses
12.1.7 - Net Financial Results
12.1.8 - Income Tax and Social Contribution
12.1.9 - Cash generation
12.1.10 - Statement of Income by Segment
12.2- Comments on the Parent Company Results
12.2.1 - Gross Revenue
12.2.2 - Cost of Products and Services
12.2.3 - Gross Margin
12.2.4 - Results of Shareholdings by Business Area
12.2.5 – Selling expenses

12.2.6 – Administrative expenses
12.2.7 – Research and development
12.2.8 – Other operating expenses
12.2.9 - Net Financial Results
12.2.9 - Income Tax and Social Contribution
12.3- Labor and Social Indicators
12.4 - Functional Currency
13- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers
Equity Investee Information as of December 31, 2005
Signature Page

BR GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
CRUISING AT HIGH SPEED
Performance of CVRD in 2005

Rio de Janeiro, March 6, 2006 — Companhia Vale do Rio Doce (CVRD) has ended 2005 with record operational and financial results for the third year running.
Despite the strong cost pressures, due to the cyclical rise in input prices and the appreciation of the Brazilian Real against the US dollar, CVRD set several new performance records for the year. Production maximization — made possible by the conclusion of various projects, the fact that most of its units were operating at full capacity, as well as the productivity gains achieved, together with the high prices due to the excess global demand for ores and metals — all enabled CVRD to produce an excellent performance.

     www.cvrd.com.br
     rio@cvrd.com.br
     Investor Relations
         Department
     Roberto Castello Branco
         Alessandra Gadelha
             Barbara Geluda
             Daniela Tinoco
                Fabio Lima
             Pedro Gibbon
     Tel: (5521) 3814-4540
New records set in 2005
•	Sales:
•	iron ore and pellets, 252.189 million tons

•	bauxite, 5.600 million tons

•	alumina, 1.738 million tons

•	primary aluminum, 498,000 tons

•	kaolin, 1.218 million tons
•	Railroad general cargo transported for clients, 28.4 billion net ton kilometers (ntk).

•	Cargo handled for clients in CVRD ports, 30.5 million tons.

•	Gross revenues of R$ 35.4 billion.

•	Consolidated exports of US$ 7.021 billion, up 26.9% compared to 2004.

•	Net exports (exports less imports) of US$ 6.339 billion, 37.3% higher than the figure reported in 2004. CVRD’s contribution to Brazil’s trade surplus continued to be extremely significant, being responsible for 14.1% of the record trade surplus of US$ 44.8 billion last year. This results consolidates CVRD as the largest Brazilian net exporter.

•	Operating profit, as measured by EBIT (earnings before interest and tax) of R$ 14.5 billion.

The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP). According to the criteria of Brazilian GAAP, those companies in which CVRD has effective control, or shared control as defined by shareholders agreement, are included in the consolidated figures. In the instances where CVRD has effective control, the consolidation is carried out on a 100% basis and the difference between this amount and the percentage of CVRD’s equity stake in the subsidiary is discounted at the minority shareholding line. CVRD’s main subsidiaries are Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Rio Doce Europa, Itaco, CVRD Overseas and Rio Doce International Finance. For companies in which control is shared, the consolidated figures are proportional to the equity stake held by CVRD in each company. The main companies in which CVRD has shared control are MRN, Valesul, Kobrasco, Nibrasco, Hispanobras, Itabrasco, GIIC and Samarco and CSI.

BR GAAP

•	EBIT margin of 42.8%.

•	Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization) of R$ 16.7 billion.

•	Net earnings of R$ 10.4 billion, corresponding to R$ 9.07 per share.

•	Return on equity (ROE) of 43.4%.

•	Investments carried out in 2005 of US$ 4.2 billion [1] — US$ 2.6 billion on organic growth, US$ 757 million on maintaining existing operations and US$ 800 million on acquisitions.
CVRD has successfully continued to implement its long-term strategy, making the most of opportunities offered by the economic cycle to invest with the discipline required to grow in a profitable manner and generate significant value for its shareholders.
In the last five years, CVRD has invested US$ 10.5 billion, establishing itself as the private-sector company that most invest in Brazil, having commissioned 14 large projects in the areas of iron ore, pellets, manganese alloys, bauxite, alumina, copper, potash, electric power and logistics.
In 2006, CVRD plans to invest US$ 4.626 billion, 77% in organic growth.
At the moment, 24 projects are being implemented and there are several others under studies.
Due to its policy of investing with a high return, the total return of CVRD shareholders in the period 2001-2005 reached to an annual average of 41.7%.
Alongside the private benefits which remunerate the investment effort of its thousands of shareholders, this process produces a series of benefits for Brazilian society. Thus, in the period 2001-2005, direct jobs provided by CVRD grew at an average annual rate of 17.1% — CVRD will be offering 137,000 new jobs in 2006 — its net exports contributed with US$ 20 billion to the Brazil ´s trade surplus and it’s railroads transported 127 billion ntk for customers, making new businesses possible in agriculture and industry, as well as contributing to a veritable rebirth of the national railway equipment industry.
The projects developed by CVRD routinely contain initiatives dedicated to improving the degree of welfare in the communities where they are carried out, involving investment in physical infrastructure and education, in this way creating opportunities for social and economic mobility for local inhabitants.
One of the most serious challenges for a growing company is reconciling the financing of its investments with the shareholder dividends aspirations and at the same time preserving of a healthy balance sheet. CVRD has managed to simultaneously meet all these objectives.
In addition to significant investments, CVRD distributed R$ 11.4 billion in dividends and interest on shareholders equity in the period 2001-2005. The amount distributed in 2005, of R$ 3.1 billion, equivalent to R$ 2.68 per share, constituted another record achieved this year.
Debt leverage, as measured by the ratio of total debt to adjusted EBITDA, according to the generally accepted accounting principles in the United States (US GAAP), at the end 2005 reached the lowest level in the past few years, of 0.77.

1	Calculated according to generally accepted accounting principles in the United States (US GAAP) and based on the amounts paid out.

BR GAAP

CVRD’s financial soundness was duly recognized by being granted “investment grade” status by the world’s three largest rating agencies.
The reduction in the cost of capital, influenced by this recognition, is very important to the extent that it helps CVRD invest significant funds, generating jobs, income and exports for Brazil.

SELECTED FINANCIAL INDICATORS
R$ million
	4Q04	3Q05	4Q05	2004	2005
Gross operating revenues	7,784	9,042	9,204	29,020	35,350
Exports (US$ million)	1,364	1,723	2,011	5,534	7,021
EBIT	2,533	3,765	3,659	10,306	14,556
EBIT margin (%)	34.3	42.8	41.0	37.4	42.8
EBITDA	3,003	4,318	4,200	12,249	16,701
Net earnings	1,527	2,712	2,637	6,460	10,443
Net earnings per share (R$)	1.33	2.36	2.29	5.61	9.07
Annualized ROE (%)	33.6	41.8	43.9	35.6	43.4
Capex* (US$ million)	685.7	917.0	1,851.8	1,956.0	4,160.5

* acquisitions included
•	BUSINESS OUTLOOK
With a solid outlook, the global economy is expanding at slightly more than 4% per year, with the developed countries — the US, the 15 of Europe, and Japan — growing at 3%, and the emerging market economies of Asia, Latin America and Eastern Europe at 6%.
The expansion is becoming more balanced between the different regions of the world, which until recently was believed to be possible only through considerable depreciation of the US dollar. However, this has been made possible by the restructuring of some important economies without requiring expansion of exchange rates volatility. The main implication of this re-balancing is reduction of the risk of a significant slowdown in the global economy as a result of an eventual recession the US economy.
The Japanese economy is returning to normality with the end of deflation and widespread over-capacity, and the significant decrease in non-performing bank loans. For the first time since 1996 bank credit is showing positive growth rates. Prices of commercial property have begun to rise after 14 years of decline, and industrial production is expanding firmly.
The behavior of GDP is becoming less dependent on exports, and the strong rise in the Nikkei-225, of 40% in 2005, translates investors’ optimism on the future of Japanese economy. The long restructuring process has enabled companies to capitalize, investing and hiring again, giving a new dynamic to domestic demand.
In Germany, the largest economy in Europe, corporate restructuring has contributed to an increase in productivity, profits and investments. In the short term this generates a negative impact on consumer spending, which tends to reverse as expansion of investments continues. The IFO business climate indicator rose to its highest level since 1994, with positive expectation on the part of both industry and retailers, the latter already anticipating future improvement in consumer spending.
As in Japan, the German economy is beginning to show less dependence on external demand, and, in 2006, for the first time in many years, domestic demand is likely to be the main source of growth of real GDP.

BR GAAP

In the US, the low growth of the economy in the fourth quarter of 2005, the weakest since the last quarter of 2002, was due to the effect of several shocks suffered over the July-September period of last year, which have now been absorbed, thus seen as a temporary volatility.
China grew 9.9% in 2005 and is expected to maintain the same rate of expansion this year. Domestic demand is strengthening with the expansion of public investments in infrastructure, which are being accelerated in the first year of the execution of the new five-year plan, and with the return of significant spending on real estate construction in medium-sized cities, characterizing a new cycle of investments.
In Brazil, the obtainment of several primary fiscal surpluses and the austerity in monetary policy contributed to promote a more stable environment, favoring economic growth. Besides that, higher exports and the good liquidity in the global financial markets contributed to generate significant improvement in the balance of payments, reducing its vulnerability. Consequently, a better performance of the economy is expected for 2006.
The world’s industrial production indicators point to a solid and more balanced expansion in the coming quarters. In particular, the performance of orders and the relation between this variable and inventories are behaving in a very stable manner.
Thus the global scenario provides grounds for continuation of strong demand for mining and metals.
Reasonably large imbalances persist between global demand and supply for iron ore and alumina which, in spite of the additional capacity being put into operation in the coming months and the projects currently in progress, are not likely to be eliminated in the short-term.
It is estimated that the seaborne iron ore market reached 675 million tons in 2005, with China importing 275 million tons, representing an increase of 32% over 2004. In January 2006 China’s seasonally adjusted imports were another all time record, which demonstrates continuity of the demand pressure in the iron ore market.
In one more production record, CVRD produced 240.4 million tons of iron ore in 2005. In 2006 the Company expects to increase its iron ore production to 264 million tons, to meet expansion in demand from its clients.
The spot iron ore market continues to be highly active and with prices higher than those for long-term contracts, reflecting the global excess of demand. Purchasers in this market have to face difficulties such as lower quality, price volatility and uncertain shipment frequencies, which harm their competitiveness and make their cash flows unstable.
The growth of the global fleet of capesize vessels, and the expansion of capacity of ports in countries such as Brazil, Australia and China, have caused a decline in the prices of freight in the spot market. This reduction, which — comparing the April 2005 peak with today’s prices — is as much as US$ 15 per ton for the Brazil-China route, results in an important fall in the cost of iron ore for the steelmakers who contract maritime freight in this market.
In the alumina spot market, prices are now over US$ 600/ton, about 25% of the prices quoted for aluminum on the London Metal Exchange, reflecting increase in global scarcity. Stage 4 of Alunorte, CVRD ´s alumina refinery, started up at the end of January this year, and Stage 5 will begin operating in March, thus adding

1.9 million tons/year to present capacity. In 2005, CVRD produced 2.6 million tons.
Simultaneously to the expansion of demand there are several types of limitations — much higher costs and supply restrictions of equipment and engineering services, greater relative scarcity of mineral reserves of good quality and substantial size, the need for logistics infrastructure, and the delay in obtaining environmental licenses — all these raise difficulties and a more lagged response of supply to increases in prices of ores and metals.
Systematic operation at full capacity increases the probability of production downtime. Given the restrictions on the supply of replacement parts and inventories at a historically low level, the impact of production problems on prices tends to be magnified. This has been important, for example, in the copper market, imposing an upward bias on prices.
Particularly for metals, the growing flow of financial resources into investment funds in commodities, resulting from the allocation of part of the pension funds money to this class of assets, has now begun to constitute a new source of demand, pressuring prices.
Influenced by profound cuts in global production in the second half of 2005, the manganese alloys prices are now recovering slightly, especially high carbon manganese ferro alloys (FeHcMn), in which we saw relatively higher cuts in production between 2004 and 2005. CVRD has kept about one-third of its alloys production capacity idle.
The Brazilian agricultural crop is forecast to be 9.3% larger this year than last year, when it was harmed by drought in the southern region of the country. This reversal will have a positive impact on the performance of CVRD ´s sales of potash and logistics services.
•	RELEVANT EVENTS
•	Absorption of the shares of Caemi
On January 26, 2006, the Board of Directors of CVRD approved the merger of all the preferred shares of Caemi Mineração e Metalurgia S.A. (Caemi) outstanding into CVRD. Non-controlling shareholders of Caemi will receive 0.04115 preferred PNA shares issued by CVRD for each preferred share they hold in Caemi. The exchange ratio reflects the performance of the prices of the preferred shares of CVRD and Caemi on the São Paulo Stock Exchange (Bovespa) during the 90 days period ending on January 23, 2006.
The necessary steps for carrying out the merger are being taken, and expected to be concluded at the end of March.
CVRD is owner of 100% of the common shares and 40.06% of the preferred shares of Caemi, or 60.23% of its total capital. After the conclusion of the transaction CVRD will own all the shares of Caemi.
•	Maintaining the focus on organic growth
On January 26, 2006 CVRD’s Board of Directors approved a capital expenditure budget in the amount of US$ 4.626 billion, the highest in its history. In 2006, US$ 3.558 billion will be invested in organic growth, made up of US$ 3.067 billion in greenfield and brownfield projects, and US$ 491 million in research and

BR GAAP

development. The remaining US$ 1.068 billion will be allocated to stay in business expenditures.
The ferrous minerals business will receive 46% of the total capital expenditure; 17% will be allocated to the aluminum business, 17% to the logistics services area, and 9% to non-ferrous minerals.
More details can be obtained on www.cvrd.com.br, Investor Relations section, under press releases.
•	Minimum dividend for 2006 of US$ 1.3 billion
The Executive Board of CVRD will submit to the Board of Directors a proposal for payment of minimum dividend to shareholders of US$ 1.3 billion in 2006. Taking into account the issue of new CVRD preferred (PNA) shares to be carried out upon completion of the merger of the shares of Caemi, if this is approved by the Company’s shareholders, the dividend per outstanding share, common or preferred, will be US$ 1.069367781.
•	Issue and repurchase of debt securities
In January 2006 CVRD issued US$ 1 billion in 10-year bonds with 6.25% annual coupon and yield to investors of 6.254% per year (CVRD 2016). The spread over US treasuries with similar maturity was 190 basis points (bp), contrasting with the spread of 288 bp on the issue of CVRD 2013, with 10-year tenor and coupon of 9.0% per year, in August 2003.
The CVRD 2016 bond received rating BBB from Standard & Poor’s and Baa3 from Moody’s.
In parallel to this issue, CVRD repurchased approximately US$ 176 million of the principal of the CVRD 2013.
The basis of these transactions was the focus of CVRD’s financial policy on minimization of cost of capital.
•	Conclusion of the acquisition of Canico
In the last quarter of 2005 CVRD acquired 99.2% of Canico Resources Corp., for approximately US$ 800 million. In February 2006 the acquisition of all the shares of Canico was completed, and they were withdrawn from trading on the Toronto Stock Exchange.
Canico was the owner of the Onça Puma laterite nickel project in the Brazilian state of Pará, which will be developed by CVRD, simultaneously with the Vermelho nickel project.
•	Ceará Steel project
In December 2005 CVRD announced that it will have a 9% stake in Ceará Steel, a steel project in the state of Ceará, Brazil, whose nominal capacity will be 1.5 million tons per year of steel slabs.
CVRD’s investment will be US$ 25 million, and the project has start-up planned for 2009. CVRD will supply 2.5 million tons of pellets annually to Ceará Steel, which will use it as raw material for 100% of the mill’s needs.

BR GAAP

The investment in the Ceará Steel project is part of CVRD’s strategy of promoting the consumption of iron ore through minority stakes in steel projects located in Brazil.
•	First shipment of coal
In January the first shipment of Yongcheng anthracite coal, of 40,000 tons, arrived in Brazil from Henan Longyu Energy Resources Co. Ltd., joint venture between CVRD and Chinese companies, located in China.
This event is an important milestone in CVRD’s strategy to become a player in the global coal market.
•	Sale of stake in Nova Era Silicon
In February, CVRD sold its entire stake in Nova Era Silicon (NES), 49% of the total capital, to JFE Steel Corporation, for US$ 14 million.
This divestment is consistent with CVRD’s strategic guideline for the manganese business, of focusing on manganese ore and manganese ferro alloys production through wholly owned subsidiaries.
•	Sale of stake in the Foz do Chapecó hydroelectric power plant
Also in February, CVRD sold its 40% stake in the consortium formed to build and operate the Foz do Chapecó hydroelectric power plant, for R$ 9 million.
A NEW PLATEAU OF REVENUES
In 2005, CVRD’s gross revenues exceeded the R$ 35 billion barrier, totaling R$ 35.350 billion, the highest in CVRD’s history, and 21.8% higher than that obtained in 2004.
The increase in the sales price of CVRD’s products contributed with R$ 10.691 billion to the rise in gross revenues, while the increase in volume sold was responsible for R$ 466 million.
On the other hand, the appreciation of the Brazilian Real in relation to the US dollar in 2005, of 20.2%, had a negative impact on CVRD’s gross revenue of R$ 4.827 billion. About 87% of CVRD’s gross revenues are denominated and/or indexed to the US dollar.
Sales of ferrous minerals accounted for 70.3% of CVRD’s total sales in 2005, while sales of products in the aluminum chain accounted for 10.9%, logistics services 9.3%, non-ferrous minerals 4.9% and steel products, 4.3%.
Revenues from sales to China grown from R$ 3.079 billion in 2004 to R$ 5.154 billion in 2005. However, CVRD continues to enjoy broad geographical diversification in its sales.
The Americas are the main sales destination, accounting for 37.1%, with the Brazilian market responsible for 22.8% of total revenues and the US, for 7.5%. This was followed by Asia, which in 2005 for the first time produced more steel than all the other regions in the world, with 29.2%, exceeding sales in Europe, which accounted for 27.3% of CVRD’s gross sales.
CVRD’s gross revenues in 4Q05 amounted to R$ 9.204 billion, 18.2% higher than that reported in 4Q04.

BR GAAP

GROSS REVENUES—BY PRODUCT
							R$ million
	4Q04	3Q05	4Q05	2004	%	2005	%
Iron ore and pellets	4,111	6,087	6,343	15,548	53.6	23,368	66.1
Iron ore	2,954	4,463	4,404	11,030	38.0	16,693	47.2
Pellets	1,157	1,625	1,939	4,518	15.6	6,675	18.9
Pelletizing plants operation services	20	19	19	77	0.3	71	0.2
Manganese and ferro-alloys	594	275	272	2,083	7.2	1,488	4.2
Copper concentrate	324	215	294	592	2.0	937	2.7
Potash	98	111	92	362	1.2	359	1.0
Kaolin	113	99	114	468	1.6	428	1.2
Aluminum	1,090	956	933	4,056	14.0	3,857	10.9
Logistics	789	938	781	3,025	10.4	3,291	9.3
Railroads	550	694	575	2,126	7.3	2,405	6.8
Ports	118	142	111	450	1.6	490	1.4
Shipping	121	102	95	450	1.5	396	1.1
Steel products	623	340	338	2,731	9.4	1,509	4.3
Others	23	3	18	78	0.3	43	0.1
Total	7,784	9,043	9,204	29,020	100.0	35,350	100.0

GROSS REVENUES—BY DESTINATION
							R$ million
	4Q04	3Q05	4Q05	2004	%	2005	%
Americas	3,460	3,210	3,082	12,299	42.4	13,104	37.1
Brazil	1,826	2,132	1,855	6,930	23.9	8,075	22.8
USA	890	560	627	3,272	11.3	2,645	7.5
Others	744	518	600	2,097	7.2	2,384	6.7
Asia	2,024	2,785	3,143	7,378	25.4	10,307	29.2
China	842	1,430	1,759	3,079	10.6	5,154	14.6
Japan	651	795	810	2,529	8.7	3,043	8.6
Others	531	560	574	1,770	6.1	2,110	6.0
Europe	1,914	2,452	2,347	8,011	27.6	9,654	27.3
Rest of the World	386	596	632	1,332	4.6	2,286	6.5
Total	7,784	9,043	9,204	29,020	100.0	35,351	100.0

COST PRESSURES AND THE EFFORTS TO OVERCOME THEM
In 2005, CVRD’s cost of goods sold (COGS) amounted to R$ 16.311 billion, an increase of 15.5%, or R$ 2.188 billion, compared to 2004.
In 4Q05, CVRD’s COGS totaled R$ 4.407 billion, up 14.9% on 4Q04.
CVRD, as in the case of other mining and metals companies, is suffering from a general cost pressures arising from the economic cycle — manifested by the increase in the price of equipment, spare parts, steel, energy, raw materials and services.
Expenditure on outsourced services, the principal item in COGS, which contributed R$ 3.406 billion to the cost of goods sold, was up by R$ 932 million compared to the previous year, mainly due to higher expenditure on railfreight as a result of both the growth in the volume transported, as well as the increase in tariffs. Also impacting this line was higher expenditure on the waste removal, as well as maintenance services.

BR GAAP

Outsourced services contributed R$ 255 million to the raise in COGS between 4Q04 and 4Q05.
Expenditure on material increased by R$ 780 million, amounting to R$ 3.105 billion, being substantially influenced by the higher prices of spare parts, such as conveyor belts and tires.
In 4Q05, this item amounted to R$ 777 million, compared to R$ 674 million in 4Q04.
As a consequence of the amplification in CVRD’s asset base, which had increased from R$ 15.7 billion at the end of 2002, to R$ 31.7 billion at the end 2005, the cost of depreciation and exhaustion for the year amounted to R$ 1.468 billion, up R$ 277 million in relation to 2004.
The cost of depreciation and exhaustion in 4Q05 was R$ 393 million.
Expenditure on fuel oil, gas and electric power, of R$ 3.241 billion, was R$ 391 million higher than that observed in 2004. This rise in expenditure was due to the expansion of CVRD activities, as well as the price increases seen in these inputs. The average price of fuel oil for CVRD was up 21.2%, contributing significantly to this rise in expenditure.
In 2005, CVRD’s electric power consumption increased by 5.3%, totaling 17.619 GWh, of which 38% was spent on the production of aluminum, and 8.9% on ferro-alloy operations.
In 4Q05, fuel oil, gas and electricity expenses were R$ 881 million, R$ 59 higher than the amount spent in 4Q04.
Expenditure on the purchase of products was down R$ 281 million, dropping from R$ 2.520 billion in 2004, to R$ 2.239 billion in 2005, principally due to the sale of CVRD’s stake in CST, concluded at the end of 2004. The effect of the appreciation in the Brazilian Real against the US dollar on purchases carried out by companies located outside Brazil also had a favorable effect, reducing the value of these purchases in Brazilian Reais.
In 4Q05, costs in this area amounted to R$ 594 million.
In 2005, operational expenses totaled R$ 3.126 billion, in line with the amount seen in 2004, of R$ 3.115 billion. In 4Q05, CVRD’s operational expenses totaled R$ 850 million.
Sales expenses of R$ 340 million, were R$ 72 million less than in 2004. Administrative expenses, of R$ 1.280 billion, saw an increase of 13.8% on the previous year, basically due to higher expenditure on publicity and advertising, the hiring of consultancy services and the 6.5% salary increase for employees in July 2005.
In 4Q05, sales expenses totaled R$ 54 million, while administrative expenses amounted to R$ 382 million.
Expenditure on research and development (R&D) increased by 52.7% compared to 2004, amounting to R$ 672 million. This increase was due to the execution of a strategy of focusing on organic growth, which necessarily implies increasing investment in mineral exploration and feasibility studies for the development of mineral deposits in various countries.
Investment in R&D is essential for the sustaining of CVRD’s profitable growth over the long term. In the context of a global and multi-commodity program,

BR GAAP

investments have been carried out in 11 countries, covering all the world’s continents in a diversified mineral portfolio, involving coal, copper, nickel, manganese, potash, phosphates, bauxite and iron ore.
Expenditure on research and development in 4Q05 was R$ 209 million, R$ 25 million higher than that in 4Q04.
Other operational expenses amounted to R$ 834 million, down R$ 304 million in relation to the previous year. This reduction was basically because of the provisions for ICMS losses, as well as the end of the amortization of the goodwill involved in the acquisition of Samitri in 2000, which contributed R$ 183 million in 2004. In 4Q05, these expenses were R$ 205 million.
In energy, CVRD has stakes in five hydroelectric power plants under operation, and the take from these — 1,278 GWh in 2005 — makes a reduction in its costs possible. In 2005, the economy reached via energy self-generation as opposed to acquiring energy through long-term contracts is estimated at R$ 110 million. Purchases of electricity have been made in auctions, obtaining in 2005 prices per MWh in average R$ 29 lower than those on long-term contracts. Such alternatives clearly has limitations, but contributes to reduction of the average cost of this input.
In the refining of bauxite into alumina, a co-generation electricity plant is due to come on stream in the middle of this year, which will have a direct impact on electricity cost, expected to reduce them by approximately R$ 66 million from 2007 onwards.
In addition, various studies are currently ongoing, aiming to restructure CVRD’s energy matrix and to adopt energy conservation measures, with the purpose of minimizing costs.
Demurrage expenses — the fines paid for delays in ship loading at CVRD’s maritime terminals - amounted to R$ 48 million in 4Q05 and R$ 186 million in 2005, down by 60.0% on 4Q04, and 24.1% on 2004, respectively, despite the increase in shipping volumes.
The procedures put into practice for the optimizing of iron ore shipping logistics have already started to show the first positive results. For example, in December CVRD obtained a dispatch bonus at the Ponta da Madeira maritime terminal, for the loading of ships ahead of the time limit stipulated.
Demurrage costs are tending to converge to a level that is considerably lower than that seen in the last two years. For 2006, it is expected that the demurrage cost per ton shipped from CVRD’s maritime terminals will be US$ 0.22 per ton, which would represent less than half the fines paid in 2004, of US$ 0.45 per ton.
CVRD’s programs of excellence, which include the maintenance and operation of its mines and the carrying out of investment projects, will have the consequence of reducing costs and achieving productivity gains over the next few years.
In 2005, CVRD’s gross margin amounted to 52.0%, 330 basis points (bp) higher than that reported in 2004, of 48.7%.
The margin obtained in 4Q05 amounted to 50.6%, compared to 48.0% in 4Q04.

COGS BREAKDOWN
							R$ million
	4Q04	3Q05	4Q05	2004	%	2005	%
Personnel	374	377	419	1,412	10.0	1,451	8.9
Material	674	821	777	2,325	16.5	3,105	19.0
Fuel oil and gases	441	458	519	1,597	11.3	1,829	11.2
Outsourced services	738	862	992	2,474	17.5	3,406	20.9
Electric energy	381	361	362	1,253	8.9	1,412	8.7
Acquisition of products	558	482	594	2,520	17.8	2,239	13.7
Depreciation and exhaustion	306	366	393	1,191	8.4	1,468	9.0
Goodwill amortization	96	95	95	384	2.7	382	2.3
Others	269	286	256	967	6.8	1,019	6.2
Total	3,837	4,108	4,407	14,123	100.0	16,311	100.0

OPERATING PROFIT: A NEW RECORD
CVRD’s excellent operational performance in 2005 was evidenced by the obtaining of a record operating profit, of R$ 14.556 billion, R$ 4.250 billion higher than that achieved in 2004. EBIT in 2005 was basically influenced by the increase of R$ 6.449 billion in net revenues, partially offset by a raise of R$ 2.188 billion in COGS.
CVRD’s EBIT in 4Q05 amounted to R$ 3.659 billion, 44.5% above that reported in 4Q04.
EBIT margin in 2005 was 42.8%, 540 bp higher than that reported in 2004, of 37.4%.
In 4Q05, EBIT margin was 41.0%, compared to 34.3% in the same quarter in 2004.
CASH GENERATION RECORD
Cash generation, as measured by EBITDA, in 2005 amounted to R$ 16.701 billion, constituting a new record for CVRD, being R$ 4.452 billion higher than the previous year. EBITDA reported in 2005 was 3.3 times that reported in 2001, of R$ 5.128 billion, attesting to the enlargement in the dimensions of CVRD’s activities.
The raise seen in EBITDA between 2004 and 2005 was basically the result of a higher EBIT, R$ 4.250 billion, and the increased depreciation of R$ 300 million. In 2005, CVRD received dividends from non-consolidated companies of R$ 151 million, compared to R$ 66 million in 2004.
Ferrous mineral operations accounted for 81.3% of EBITDA in 2005, products in the aluminum chain, 8.7%, logistic services, 7.3%, non-ferrous mineral operations, 2.6%, steel, 1.8% and others, represented by expenditure on research and development, negative in 1.6%.
In 4Q05, EBITDA was R$ 4.200 billion, compared to R$ 3.003 billion in 4Q04.

BR GAAP
QUARTERLY EBITDA

	R$ million
	4Q04	3Q05	4Q05	2004	2005
Net operating revenues	7,384	8,805	8,916	27,544	33,993
COGS	(3,837)	(4,108)	(4,407)	(14,123)	(16,311)
SG&A	(459)	(423)	(436)	(1,537)	(1,621)
Research and development	(184)	(220)	(209)	(440)	(672)
Other operational expenses	(371)	(289)	(205)	(1,138)	(834)
EBIT	2,533	3,765	3,659	10,306	14,556

Adjustment for non-cash items	—	—	—	183	-
Depreciation, amortization & exhaustion	440	495	538	1,694	1,994
Dividends received	30	59	3	66	151
EBITDA	3,003	4,318	4,200	12,249	16,701

  FINANCIAL RESULT
In 2005, CVRD’s net financial result amounted to a negative R$1.276 billion, representing an improvement of R$724 million on that obtained in 2004. This improvement was due to the favorable movement of three components within this account: financial revenues, finance expenses and monetary variation.
Financial expenses amounted to R$1.579 billion, while financial revenues totaled R$339 million. The net result in monetary variation in 2005 was a loss of R$36 million.
In 4Q05, CVRD’s net finance result amounted to a negative R$764 million, compared to a negative R$271 million in the same quarter a year earlier. Financial expenses totaled R$527 million, financial revenues, R$103 million and monetary variation, a negative R$340 million.
  EQUITY INCOME RESULT
CVRD’s equity income result increased by R$113 million, rising from R$156 million in 2004 to R$269 million in 2005. The main contributions to this result were from the steel sector — an increase of R$70 million — and the stake in Henan Longyu Energy Resources Ltd, the Chinese producer of anthracite coal, R$23 million.
In 4Q05, CVRD’s equity income result was R$105 million.
  RECORD NET EARNINGS: R$10.4 BILLION
In 2005, CVRD’s net earnings amounted to R$10.443 billion, corresponding to R$9.07 per share. Compared to the net earnings in 2004, of R$6.460 billion, CVRD’s results were up 61.7% in 2005.
In addition to its substantial size, being the largest profit achieved in CVRD’s history, it is also worth pointing out the high earnings quality. This is because CVRD is investing record amounts, while at the same time enlarging its base for future profitability.

BR GAAP

In 2005, CVRD received R$298 million from the sale of Caemi’s stake in QCM, while in 2004, CVRD got R$551 million from the sale of its stake in CST.
The provisions made for the payment of income tax and social contribution, totaling R$2.368 billion in 2005, compared to R$1.810 billion in 2004.
In the final quarter of 2005, CVRD reported net earnings of R$2.637 billion, compared to R$1.527 billion in the same quarter a year earlier. CVRD made a provision of R$153 million for the payment of income tax and social contribution in the quarter.

CONCILIATING CAPEX, DIVIDENDS AND FINANCIAL STRENGHT
One of the greatest challenges for a company that is growing is to conciliate financing of capital expenditure, distribution of dividends and maintenance of a level of financial health that will ensure good risk perception by the capital markets.
CVRD’s strong cash generation has enabled it to finance its growth initiatives, allowing the projects to be assessed and approved in accordance with their merit. At the same time, it has been possible to make a good distribution of dividends to shareholders. In the last five years investments and dividends paid totaled approximately US$15 billion. Simultaneously there was a strengthening of the balance sheet.
Breaking paradigms, CVRD obtained the Investment Grade rating in 2005 from three of the most respected rating agencies in the world: Standard & Poor’s (BBB), Moody’s (Baa3) and Dominion (BBB low).
Leverage and interest coverage indicators improved considerably in 2005, evidencing CVRD’s financial strenght.
Total debt, according to the generally accepted accounting principles in the United States (US GAAP), on December 31, 2005 was US$5.010 billion, an increase of US$922 million from the debt of US$4.088 billion at December 31, 2004.
Gross debt/adjusted EBITDA fell from 1.10x on December 31, 2004 to 0.77x on December 31, 2005. Total debt/enterprise value fell from 11.8% to 10.1%. Interest coverage, measured by adjusted EBITDA/interest paid, increased, from 12.41x at the end of 2004 to 25.95x at the end of 2005.
Net debt at the end of 2005 was US$3.969 billion, with a cash position of US$1.041 billion. Besides its cash holding, CVRD has the potential for additional liquidity provided by committed bank credit lines in the amount of US$750 million.
The average debt maturity on December 31, 2005 was 7.89 years, compared to 6.83 years at the end of 2004. 60% of the debt was at floating rates and 40% at fixed rates. Because prices of aluminum and copper both vary in the same direction as the Libor rate, there is a natural hedge against oscillations in floating interest rates.
The Company’s debt management policy aims to reduce its refinancing costs and risks. In this context, the development of liquid markets for its bonds and maintaining of a dynamic posture in relation to management of liabilities are very important.

BR GAAP

In October 2005 CVRD again issued bonds, due in 2034 and 8.25% annual coupon, totaling US$300 million. This increased the amount maturing in that year to US$800 million, providing good liquidity conditions for investors, helping to increase the bonds’ attractiveness.
In January 2006 the CVRD 2016 bond was issued, with 10-year tenor, 6.250% annual coupon and yield to investors of 6.254% per year, for a total of US$1.0 billion, its cost already reflecting the improvement of risk perception expressed by the award of Investment Grade rating. Since its issuance, CVRD 2016 has risen in value, with the yield to maturity converging gradually towards 6.0%.
Over the period from 4Q04 to the beginning of 2006, CVRD repurchased debt with higher interest rates and lower duration in the amount of US$600 million. For example, more recently, and simultaneously with the issue of CVRD 2016, the Company bought US$176 million of the CVRD 2013 bond, with coupon of 9.000% per year.

DEBT INDICATORS

	US$ million
	4Q04	3Q05	4Q05
Gross debt	4,088	3,942	5,010
Net debt	2,839	2,707	3,969
Gross debt / adjusted LTM EBITDA (x)	1.10	0.68	0.77
Adjusted LTM EBITDA / LTM interest expenses (x)	12.41	21.03	25.95
Gross debt / EV (x)	0.12	0.08	0.10

Enterprise Value = capitalização de mercado + dívida líquida
  BUSINESS PERFORMANCE
Ferrous minerals
The strong growth in global demand for iron ore and pellets, together with CVRD’s expansion of its production — due to the conclusion of a number of projects and productivity gains achieved — has enabled CVRD to obtain a series of successive sales volume records. Total shipments of these products in 2005 of 252.189 million tons, up 8.9% on 2004, thus constituted another new record.
Sales in 4Q05, of 67.611 million tons, set a new quarterly record.
In 2005, sales of iron ore amounted to 213.338 million tons, up 11.9% compared to 2004. Pellet sales, of 38.851 million tons, were in line with sales in 2004.
Compared to 2004, CVRD increased its purchases of iron ore from small mining companies located in the so-called Iron Quadrangle, in the state of Minas Gerais, by 3.2%, acquiring 16.430 million tons to complement its production and meet the growing demand from its clients.
In 2005, China bought 56.530 million tons of iron ore from CVRD, 22.4% of total sales volume. Japan absorbed 25.250 million tons, representing 10.0% of sales, Germany acquired 24.555 million tons representing 9.7%, followed by France with 4.7%, South Korea with 4.2% and Italy with 3.9%. Sales to the steel industry and pig iron producers in Brazil amounted to 45.644 million tons, 18.1% of total shipments.
Shipments made in 4Q05 constituted another quarterly record, when 67.611 million tons, being 56.007 million tons of iron ore and 11.604 million tons of pellets. Sales of pellets in 4Q05 increased by 32.3% compared to 3Q05, when only 8.774 million

BR GAAP

tons were sold, due to issues associated with hurricane Katrina and the rescheduling of shipments.
In contrast to those for other metals and mining products, the market for ferro-manganese alloys is seeing an excess of supply, due to the exaggerated response by producers encouraged by the rise in prices which resulted in production expansion of 18.6% in 2004. Thus, 2005 was characterized by a reduction in alloy prices, begun in the last quarter, and by cuts in production, implemented since 2Q05. Manganese ore, whose main use is in the manufacture of alloys, suffered from the negative effect of price movements, by a time-lag of approximately six months.
In 2005, 907,000 tons of manganese was sold, 9.2% down on that sold in 2004, of 999,000 tons. Sales of ferro-alloys totaled 547,000 tons, in line with the previous year.
In 4Q05, manganese sales amounted to 244,000 tons, down 24.5% on the same period in 2004, which saw a quarterly sales record of 320,000 tons. At the end of 2004 demand for manganese benefited from the significant expansion in alloy production. In 4Q05, sales of ferro-alloys amounted to 124,000 tons.
Revenues from ferrous minerals — iron ore, pellets, manganese and ferro-alloys — in 2005 was R$24.856 billion, up 41.0% compared to 2004, when revenues was R$17.631 billion.
Gross revenues generated by iron ore shipments totaled R$16.693 billion, while revenues from pellet sales amounted to R$6.675 billion. Revenues in 2005, corresponding to 66.1% of the total reported by CVRD, were 50.2% higher than those reported in 2004, basically due to the increase in the price of products sold. Revenues obtained through the pelletization services provided by the pellet plants located in the port of Tubarão, amounted to R$71 million.
Gross revenues generated by the sales of manganese amounted to R$214 million, 20.2% higher than the figure in the previous year, of R$178 million. Gross revenues from the sale of ferro-alloys amounted to R$1.274 billion, 33.1% lower than the revenues obtained in 2004, due to the drop in the price of this product. Shipments of manganese and ferro-alloys accounted for 4.2% of CVRD’s total gross revenues in 2005.
Operating profit from the area of ferrous minerals division — iron ore, pellets, manganese ore and ferro-alloys — amounted to R$12.548 billion, 81.5% higher than the EBIT reported in the previous year, of R$6.914 billion, mainly due to iron ore and pellet price increases in 2005 which more than compensated for the increased costs arising from metals and mining price cycle. In addition, 2004 saw the amortization of the goodwill associated with the acquisition of Samitri.
EBITDA generated from ferrous minerals business amounted to R$13.582 billion, or 81.3% of CVRD’s total cash generation in 2005, up 70.9% on the amount reported in 2004, of R$7.947 billion.

SALES VOLUME — IRON ORE AND PELLETS

	thousand tons
	4Q04	3Q05	4Q05	2004	%	2005	%
Iron ore	51,165	55,203	56,007	190,651	82.9	213,338	84.6
Pellets	10,230	8,774	11,604	39,230	17.1	38,851	15.4
Total	61,395	63,977	67,611	229,881	100.0	252,189	100.0

BR GAAP
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

	million tons
	4Q04	3Q05	4Q05	2004	%	2005	%
Asia	23.5	26.0	30.7	85.4	37.1	101.9	40.4
China	13.3	14.9	17.9	43.8	19.0	56.6	22.4
Japan	5.3	6.2	6.6	21.4	9.3	25.2	10.0
South Korea	2.6	2.9	4.0	10.7	4.6	10.7	4.2
Emerging Asia (ex-China)	2.4	2.0	2.2	9.5	4.2	9.4	3.7
Europe	19.2	19.4	17.5	73.2	31.9	75.5	29.9
Germany	6.9	6.3	5.8	25.3	11.0	24.6	9.7
France	3.0	3.0	3.3	12.0	5.2	11.9	4.7
Italy	2.2	3.1	1.1	9.3	4.1	9.8	3.9
Others	7.1	7.0	7.3	26.7	11.6	29.2	11.6
Brazil	11.4	11.6	11.4	43.2	18.8	45.6	18.1
USA	1.2	0.9	1.7	4.8	2.1	5.0	2.0
RoW	6.1	6.1	6.3	23.2	10.1	24.2	9.6
Total	61.4	64.0	67.6	229.9	100.0	252.2	100.0

Aluminum
The strong growth in Chinese consumption of alumina, resulting in the importing of 7 million tons in 2005, contributed to increasing the imbalance between global demand and supply, causing spot prices to continue their upward trend. The prices of primary aluminum, which did not accompany the upward cycle in metal prices so sharply, fluctuated substantially during the year, falling to a level of US$1,700 per ton in July, but finally reaching their highest level in the last 16 years in December, of approximately US$2,300 per ton.
In 2005, CVRD sold 5.600 million tons of bauxite, a record volume, up 3.2% compared to previous year. In 4Q05, bauxite sales totaled 1.544 million tons.
Alumina sales in 2005 amounted to 1.738 million tons, up 3.6% on the previous year. Alumina sales in 4Q05 totaled 403,000 tons.
As most of CVRD’s sales are associated with long-term contracts, the price increases in the market are not entirely reflected in its average sales price. Nonetheless, as new contracts are entered into, so the higher alumina prices will reflect a higher percentage of the aluminum price quoted on the London Metal Exchange — LME.
Sales of primary aluminum in 2005 amounted to 498,000 tons, compared to 477,000 tons in 2004. This was possible due to the implementation of operational improvements at the Barcarena plant, which enabled production capacity to be expanded. Primary aluminum shipments in 4Q05 totaled 131,000 tons.
Gross revenues from the sale of products in the aluminum chain totaled R$3.857 billion, 10.9% of CVRD’s total revenues in 2005, but down 4.9% on the revenues from this source obtained in 2004, of R$4.056 billion, due to the appreciation in the Brazilian Real against the US dollar.
Operating profit generated from products in the aluminum chain totaled R$1.225 billion, 30.1% lower than that obtained in 2004, of R$1.753 billion, basically due to the increase in costs and expenses which were impacted by the appreciation in the Brazilian Real against the US dollar, the price of electric power and price increases in various inputs, such as caustic soda, calcining oil, and coke.
EBITDA was R$1.446 billion, 8.7% of CVRD’s total EBITDA in 2005, but this figure was 26.4% lower that the EBITDA obtained in 2004, of R$1.965 billion.

BR GAAP

Non-ferrous minerals
Global demand for potash experienced a growth slowdown in the second half of 2005, due to a reduction in consumption in some Asian countries as well as in Brazil, due to harvest problems. In the case of Brazil, a strong recovery is predicted in grain harvests in 2006, particularly for soybean, which is likely to provoke a recovery in demand for CVRD’s potash products.
The conclusion of the production capacity expansion project at Taquari-Vassouras to 850,000 tons will enable sales to be increased in 2006.
Potash sales totaled 640,000 tons in 2005, up 10,000 tons on the previous year. Gross revenues from potash sales amounted to R$359 million.
In 4Q05, CVRD sold 176,000 tons of potash, up 6.7% on 4Q04.
In 2005, kaolin shipments shipments totaled 1.218 million tons, in line with the volume sold in the previous year. Gross revenues from kaolin sales amounted to R$428 million, down 8.5% on that obtained in 2004, basically due to the appreciation in the Brazilian Real.
In the 4Q05, kaolin sales amounted to 355,000 tons, compared to 311,000 tons 4Q04.
In the first full year of operation of the Sossego mine, CVRD sold 398,000 tons of copper concentrate, compared to 269,000 tons in 2004, when the mine operated for seven months. Gross revenues totaled R$937 million, also reflecting the increase in copper prices seen in 2005.
In 4Q05, sales of copper concentrate amounted to 112,000 tons, compared to 139,000 tons in 4Q04. The reduction seen between these two quarters was because of operational problems to do with copper extraction and processing.
In 2005, gross revenues from the sale of non-ferrous minerals — copper, potash and kaolin — was R$1.725 billion, accounting for 4.9% of CVRD total gross revenues.
The relatively small size of CVRD’s non-ferrous mineral operations imposes a certain volatility on its operating results, given its sensitivity to fluctuations in product prices and inputs, as well as the Brasilian Real/US dollar exchange rate.
EBIT generated by non-ferrous mineral operations totaled R$273 million, 21.3% higher than that seen in 2004, basically because of the operation of the Sossego copper mine for twelve months in 2005, compared to just seven months in 2004.
EBITDA amounted to R$427 million, accounting for 2.6% of CVRD’s total cash generation in 2005.

SALES VOLUME — ORES AND METALS

	thousand tons
	4Q04	3Q05	4Q05	2004	2005
Manganese	320	271	244	999	907
Ferro alloys	112	136	124	542	547
Copper concentrate	139	96	112	269	398
Potash	165	197	176	630	640
Kaolin	311	280	355	1,207	1,218
Bauxite	1,529	1,422	1,544	5,429	5,600
Alumina	366	504	403	1,678	1,738
Aluminum	119	122	131	477	498

BR GAAP

Logistics services
In 2005, CVRD’s railroads — Carajas (EFC), Vitoria a Minas (EFVM) and Centro-Atlantica (FCA) — transported 28.379 billion ntk of general cargo, in line with the previous year, when 28.214 billion ntk were transported. The main cargoes transported were inputs and products for the steel industry, 44.2% of the total; agricultural products, 37.8%, and building materials and forestry products, 8.0%.
In 4Q05, CVRD’s railroads transported 6.373 billion ntks.
The interruption in the rapid growth in railroad transport seen in the last few years — an average of 8% between 2001 and 2004 — was caused by the 3.9% drop in Brazilian steel production in 2005, the shrinkage in the agricultural harvest and the change in the profile of freight transported, with a reduction in the handling of petrochemical products. Even so, CVRD increased its market share in the transport of soybean for export, from 16% to 18%, and from 7% to 9% in the transport of fertilizers. The handling of petrochemicals is being replaced by containers, having seen the start of, for example, the transport of electronic goods.
Security in the railroad operation is a very important issue in CVRD business strategy. In this sense, the number of accidents at CVRD railroads — EFVM, EFC and FCA — has been continuously decreasing.

ACCIDENTS ON RAILROADS
	Accidents per million of trains km
	EFC	EFVM	FCA
2001	12	34	86
2002	9	23	68
2003	11	20	61
2004	5	13	45
2005	5	9	29
CVRD’s ports and maritime terminals handled 30.530 million tons, an increase of 6.4% on 2004. In 2005 the ninth grain warehouse entered into service at Terminal de Produtores Diversos (TPD), in the port of Tubarão and the fourth silo at the Ponta da Madeira maritime terminal. The amount shipped by CVRD’s ports and maritime terminals in the 4Q05 was 7.622 million tons.
Logistics services generated gross revenues of R$ 3.291 billion, 9.3% of CVRD’s total gross revenues, 8.8% higher than that obtained in 2004, of R$ 3.025 billion. General cargo carried by CVRD railroads contributed with revenues of R$ 2.405 billion, port services, R$ 490 million and coastal shipping and port support services, R$ 396 million.
EBIT from logistics services, of R$ 665 million, was in line with that seen in the previous year, of R$ 630 million.
EBITDA generated by logistics services amounted to R$ 1.217 billion, 7.3% of CVRD’s total for 2005, in line with 2004, figure of R$ 1.234 billion.

LOGISTICS SERVICES
	4Q04	3Q05	4Q05	2004	2005
Railroads (million ntk)	6,806	8,242	6,373	28,214	28,379
Ports (thousand tons)	6,910	8,315	7,622	28,697	30,530

BR GAAP

Steel
Revenues generated by CVRD’s equity stakes in the steel industry in 2005 amounted to R$ 1.509 billion, 4.3% of CVRD’s gross revenues, lower than that obtained in 2004 due to the sale of CVRD’s stake in CST. EBIT amounted to R$ 117 million and EBITDA, R$ 298 million.

EBITDA BY BUSINESS AREA
	R$ million
	4Q04	3Q05	4Q05	2004	%	2005	%
Ferrous minerals	2,062	3,671	3,528	7,947	64.9	13,582	81.3
Non- ferrous minerals	82	84	157	309	2.5	427	2.6
Logistics	277	340	221	1,234	10.1	1,217	7.3
Aluminum	520	305	339	1,965	16.0	1,446	8.7
Steel	62	68	46	794	6.5	298	1.8
Others	—	(151)	(91)	—	0.0	(270)	-1.6
Total	3,003	4,318	4,200	12,249	100.0	16,701	100.0

•	CONFERENCE CALL AND WEBCAST
CVRD will hold its conference call and webcast on Wednesday, March 08, at 12:00 pm Rio de Janeiro time, 10:00 am Eastern Standard Time and 3:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, Investor Relations section. A recording of the call and webcast will be available on the website for 90 days following March 08.
•	SELECTED FINANCIAL INDICATORS FOR THE MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators for the principal non-consolidated companies are available in CVRD’s quarterly financial statements, on its website www.cvrd.com.br, in the Investor Relations section.

BR GAAP

FINANCIAL STATEMENTS
	R$ million
	4Q04	3Q05	4Q05	2004	2005
Gross operating revenues	7,784	9,042	9,204	29,020	35,350
Taxes	(400)	(237)	(288)	(1,476)	(1,357)
Net operating revenues	7,384	8,805	8,916	27,544	33,993
Cost of goods sold	(3,837)	(4,108)	(4,407)	(14,123)	(16,311)
Gross profit	3,547	4,697	4,509	13,421	17,682
Gross margin (%)	48.0%	53.3%	50.6%	48.7%	52.0%
Operational expenses	(1,014)	(932)	(850)	(3,115)	(3,126)
Sales	(97)	(91)	(54)	(412)	(340)
Administrative	(362)	(333)	(382)	(1,125)	(1,280)
Research and development	(184)	(220)	(209)	(440)	(672)
Other operational expenses	(371)	(289)	(205)	(955)	(834)
Samitri	—	—	—	(183)	—
Operating profit before result from shareholdings	2,533	3,765	3,659	10,306	14,556
Result from shareholdings	137	14	105	156	270
Equity income	192	84	136	408	497
Goodwill amortization	(57)	(57)	(51)	(252)	(223)
Others	1	(13)	20	—	(5)
Financial result	(271)	(319)	(764)	(2,000)	(1,276)
Financial expenses	(563)	(510)	(527)	(1,866)	(1,579)
Financial revenues	109	65	103	297	339
Monetary variation	183	125	(340)	(431)	(36)
Operating profit	2,399	3,459	3,000	8,462	13,549
Result of discontinued operations	85	298	—	551	298
Income tax and social contribution	2,483	3,757	3,000	9,013	13,847
Earnings before income tax and social contribution	(761)	(764)	(153)	(1,810)	(2,368)
Minority interest	(195)	(281)	(210)	(743)	(1,036)
Net earnings	1,527	2,712	2,637	6,460	10,443

BALANCE SHEET
	R$ million
	12/31/04	09/30/05	12/31/05
Asset
Current	11,832	12,172	12,571
Long term	3,818	4,279	4,235
Fixed	27,831	32,285	36.788
Total	43,481	48,736	53,594
Liabilities
Current	9,326	7,248	11,667
Long term	13,944	12,730	14,915
Others	2,041	2,784	2,960
Shareholders’ equity	18,170	25,974	24,052
Paid-up capital	7,300	14,000	14,000
Reserves	10,869	11,974	10,052
Total	43,481	48,736	53,594

BR GAAP

CASH FLOW
	R$ million
	4Q04	3Q05	4Q05	2004	2005
Cash flows from operating activities:
Net income	1,527	2,711	2,637	6,460	10,443
Adjustments to reconcile net income with cash provided by operating activities:
Result from shareholdings	(136)	(13)	(105)	(156)	(269)
Depreciation, depletion and amortization	(85)	(298)	—	(551)	(298)
Deferred income tax and social contribution	356	400	446	1,406	1,615
Result from sale of investment	1,141	(283)	(201)	873	(545)
Financial expenses and foreign exchange and monetary net variation	(342)	(420)	437	(144)	(919)
Minority interest	195	281	211	743	1,036
Impairment of property, plant and equipment	1	1	46	17	123
Goodwill amortization in the COGS	96	95	92	384	379
Non-recurring item — Goodwill for Samitri	—	—	—	183	—
Net unrealized derivative losses	173	169	252	368	416
Dividends/interest attributed to stockholders received	30	59	4	66	151
Others	154	37	(21)	247	(7)
Decrease (increase) in assets:
Accounts receivable	116	735	(376)	(503)	(1,005)
Inventories	(164)	(69)	(21)	(699)	(228)
Advanced pay to energy suppliers	(147)	(139)	(142)	(259)	(468)
Others	(114)	(731)	327	(462)	(931)
Increase (decrease) in liabilities:
Suppliers and contractors	941	(291)	365	787	401
Payroll and related charges	55	55	93	137	84
Taxes and Contributions	(422)	1,265	(980)	678	591
Others	(795)	(350)	216	453	(102)
Net cash provided by operating activities	2,581	3,214	3,280	10,028	10,468
Cash flow from investing activities:
Loans and advances receivable	(17)	89	66	81	123
Guarantees and deposits	(66)	(84)	(43)	(256)	(217)
Additions to investments	(184)	(31)	(24)	(289)	(273)
Additions to property, plant and equipment	(2,256)	(2,464)	(3,099)	(6,014)	(9,245)
Net cash for acquisition and investrment on subsidiaries	—	—	(1,621)	—	(1,621)
Proceeds from disposals of investments/property, plant and equipment	472	301	37	1,736	348
Net cash used in investing activities	(2,051)	(2,190)	(4,683)	(4,742)	(10,884)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(263)	(435)	(145)	(203)	111
Long-term debt	606	26	3,406	3,669	4,500
Financial institutions	(1,639)	(370)	(334)	(4,693)	(2,319)
Interest attributed to stockholders	(1,480)	—	(1,810)	(2,271)	(3,090)
Net cash used in financing activities	(2,774)	(779)	1,117	(3,498)	(798)
Increase (decrease) in cash and cash equivalents	(2,244)	245	(286)	1,788	(1,214)
Cash and equivalents, beginning of period	6,161	2,744	2,989	2,129	3,917
Cash and equivalents, end of period	3,917	2,989	2,703	3,917	2,703
Cash paid during the period for:
Interest on short-term debt	(14)	(10)	(18)	(52)	(49)
Interest on long-term debt	(199)	(196)	(135)	(913)	(686)
Paid income tax and social contribution	(171)	(469)	(173)	(318)	(1,231)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	138	120	(123)	123	372
Income tax and social contribution paid with credits	—	(64)	(315)	(311)	(483)

BR GAAP

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

CVRD

CVRD

A— Financial Statements
(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1— Balance Sheet

December 31	In millions of reais
			Consolidated		Parent Company
	Notes		2005	2004	2005	2004
Assets
Current assets
Cash and cash equivalents	7.8		2,703	3,917	131	306
Accounts receivable from customers	7.9		4,183	3,076	2,038	1,850
Related parties	7.11		134	73	778	589
Inventories	7.10		3,235	2,894	1,127	870
Taxes to recover or offset	7.12		986	801	492	414
Deferred income tax and social contribution	7.13		428	428	334	347
Other	—		902	643	306	253

			12,571	11,832	5,206	4,629

Non-current assets
Long-term receivables
Related parties	7.11		6	109	459	587
Loans and financing	—		143	150	107	106
Deferred income tax and social contribution	7.13		1,043	1,058	421	523
Judicial deposits	7.17		1,667	1,680	1,030	1,147
Taxes to recover or offset	7.12		313	185	170	98
Asset for sale	—		54	111	—	—
Advances to energy suppliers	7.5	(f)	727	259	—	—
Provision for derivatives	7.25		2	9	2	9
Other	—		280	257	8	28

			4,235	3,818	2,197	2,498

Investments	7.14		2,814	2,830	17,834	12,975
Property, plant and equipment	7.15		33,768	24,798	20,761	15,246
Deferred charges	—		206	203	—	—

			36,788	27,831	38,595	28,221

			53,594	43,481	45,998	35,348

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	7.16		517	515	—	—
Current portion of long-term debt	7.16		2,940	2,526	882	670
Payable to suppliers and contractors	—		2,684	1,972	1,768	1,516
Related parties	7.11		81	106	3,609	2,043
Payroll and related charges	—		542	399	424	288
Pension Plan — Valia	7.19		70	91	70	91
Proposed dividends and interest on stockholders’ equity	7.23		2,907	1,557	2,750	1,279
Taxes and contributions	—		909	1,286	68	527
Other	—		1,017	874	490	379

			11,667	9,326	10,061	6,793

Non-current liabilities
Long-term liabilities
Long-term debt	7.16		9,066	9,045	2,146	2,911
Related parties	7.11		3	41	5,701	3,784
Provisions for contingencies	7.17		3,183	2,604	2,503	1,953
Pension Plan — Valia	7.19		563	570	563	570
Provision for environmental liabilities	7.18		549	354	336	255
Provisions for derivatives	7.25		610	441	63	64
Other	—		941	889	573	848

			14,915	13,944	11,885	10,385

Deferred income	—		9	10	—	—

Minority interest	—		2,951	2,031	—	—

Stockholders’ equity
Paid-up capital	7.20		14,000	7,300	14,000	7,300
Revenue reserves	—		10,052	10,870	10,052	10,870

			24,052	18,170	24,052	18,170

			53,594	43,481	45,998	35,348

The additional information, notes and attachment I are an integral part of the financial statements.

CVRD

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2— Statement of Income

Years ended December 31	In millions of reais
					Consolidated		Parent Company
		(Unaudited)	Quarter		Accumulated		Accumulated
	Notes	4Q/05	3Q/05	4Q/04	2005	2004	2005	2004
	12.1.1
Operating revenues
Sales of ore and metals	and 12.2.1
Iron ore and pellets		6,362	6,107	4,131	23,438	15,626	14,921	11,198
Manganese and ferroalloys		272	275	594	1,488	2,084	—	—
Copper		294	214	324	937	592	773	592
Potash		92	111	98	359	362	359	362
Kaolin		114	98	113	428	468	—	—

		7,134	6,805	5,260	26,650	19,132	16,053	12,152
Transport services		781	938	789	3,291	3,025	1,801	1,556
Sales of aluminum-related products		933	956	1,090	3,857	4,055	189	26
Sales of steel products		338	340	623	1,509	2,731	—	—
Other products and services		18	3	22	43	77	55	51

		9,204	9,042	7,784	35,350	29,020	18,098	13,785
Value Added taxes		(288)	(237)	(400)	(1,357)	(1,476)	(1,004)	(697)

Net operating revenues		8,916	8,805	7,384	33,993	27,544	17,094	13,088

	12.1.2
Cost of products and services
Ores and metals	and 12.2.2	(2,945)	(2,616)	(2,350)	(10,585)	(8,528)	(8,833)	(6,640)
Transport services		(535)	(511)	(498)	(1,977)	(1,805)	(637)	(479)
Aluminum-related products		(626)	(642)	(571)	(2,361)	(2,013)	(111)	(16)
Steel products		(295)	(333)	(411)	(1,364)	(1,738)	—	—
Other products and services		(6)	(6)	(7)	(24)	(39)	(22)	(12)

		(4,407)	(4,108)	(3,837)	(16,311)	(14,123)	(9,603)	(7,147)

Gross profit		4,509	4,697	3,547	17,682	13,421	7,491	5,941

Gross margin		50.6%	53.3%	48.0%	52.0%	48.7%	43.8%	45.4%

Operating expenses

Selling		(54)	(90)	(97)	(340)	(412)	(3)	(25)
Administrative		(382)	(333)	(362)	(1,280)	(1,125)	(685)	(531)
Research and development		(209)	(221)	(184)	(672)	(440)	(415)	(349)
Other operating expenses		(205)	(288)	(371)	(834)	(955)	(235)	(548)
Non-recurring item — Samitri’s Goodwill amortization		—	—	—	—	(183)	—	(183)

		(850)	(932)	(1,014)	(3,126)	(3,115)	(1,338)	(1,636)

Operating profit before financial results and results of equity investments		3,659	3,765	2,533	14,556	10,306	6,153	4,305
Results of equity investments	7.14	105	14	136	269	156	5,466	3,251
Gain on investments accounted for by the equity method		136	84	192	498	408	6,875	3,947
Amortization of goodwill		(51)	(57)	(57)	(223)	(252)	(223)	(252)
Provision for losses		—	—	—	—	—	(308)	(79)
Exchange variation in stockholders ´equity of companies abroad		20	(13)	1	(6)	—	(878)	(365)

Financial results, net	7.24	(764)	(320)	(271)	(1,276)	(2,000)	81	(752)

Sale of assets		—	298	85	298	551	—	541

Income before income tax and social contribution		3,000	3,757	2,483	13,847	9,013	11,700	7,345

Income tax and social contribution	7.13	(153)	(764)	(761)	(2,368)	(1,810)	(1,257)	(885)

Income before minority interests		2,847	2,993	1,722	11,479	7,203	10,443	6,460

Minority interests		(210)	(281)	(195)	(1,036)	(743)	—	—

Net income for the year		2,637	2,712	1,527	10,443	6,460	10,443	6,460

Number of shares outstanding at the end of the year (in thousands)		1,151,520	1,151,520	1,151,520	1,151,520	1,151,520	1,151,520	1,151,520

Net earnings per share outstanding at the end of the year (R$)		2.29	2.36	1.33	9.07	5.61	9.07	5.61

CVRD

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Changes in Stockholders’ Equity

Years ended December 31	In millions of reais
			Revenue reserves
		Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	Notes	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
December 31, 2003		6,300	6,039	1,004	557	1,081	90	(131)	—	14,940

Capitalization of reserves		1,000	(910)	—	—	—	(90)	—	—	—
Realization of reserves		—	—	—	(211)	—	—	—	211	—
Net income for the year		—	—	—	—	—	—	—	6,460	6,460
Interim interest on stockholders’ equity		—	—	—	—	—	—	—	(1,671)	(1,671)
Interim dividends		—	—	—	—	—	—	—	(280)	(280)
Additional remuneration proposed		—	—	—	—	—	—	—	(1,279)	(1,279)
Appropriation to revenue reserves		—	3,077	—	—	323	41	—	(3,441)	—

		7,300	8,206	1,004	346	1,404	41	(131)	—	18,170

December 31, 2004
Net income for the year		—	—	—	—	—	—	—	10,443	10,443
Capitalization of reserves		6,700	(5,129)	(1,004)	—	(526)	(41)	—	—	—
Realization of reserves		—	—	—	(109)	—	—	—	109	—
Appropriations:
Interim interest on stockholders’ equity	7.23	—	—	—	—	—	—	—	(783)	(783)
Interim dividends	7.23	—	—	—	—	—	—	—	(1,028)	(1,028)
Additional remuneration proposed	7.23	—	—	—	—	—	—	—	(2,750)	(2,750)
Appropriation to revenue reserves	7.23	—	5,386	—	—	522	83	—	(5,991)	—

December 31, 2005		14,000	8,463	—	237	1,400	83	(131)	—	24,052

The notes and attachment I are an integral part of the financial statements.

CVRD

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)
4- Statement of Changes in Financial Position

Years ended December 31	In millions of reais
	Consolidated		Parent Company
	2005	2004	2005	2004
Funds were provided by:
Net income for the year	10,443	6,460	10,443	6,460
Expenses (income) not affecting working capital:
Result of equity investments	(269)	(156)	(5,466)	(3,251)
Dividends/interest on stockholders’ equity	151	66	1,441	974
Depreciation, amortization and depletion	1,615	1,406	869	704
Deferred income tax and social contribution	(442)	324	102	218
Disposal of investments	298	1,701	—	1,267
Result on sale of assets	(298)	(551)	—	(541)
Net monetary and exchange rate variations on long-term assets and liabilities	(1,035)	(554)	(586)	145
Disposal of property, plant and equipment	123	17	20	5
Amortization of goodwill in the cost of products sold	379	384	379	384
Non recurring item — goodwill of Samitri	—	183	—	183
Net unrealized derivative losses	416	368	31	22
Minority interests	1,036	743	—	—
Others	706	503	729	317

Total funds from operations	13,123	10,894	7,962	6,887

Loans to related parties, transferred to current assets	234	43	138	162
Loans and financing obtained	4,489	3,664	813	1,106
Loans from related parties	11	36	3,392	798
Others	444	793	89	136

Total funds provided	18,301	15,430	12,394	9,089

Funds were used for:
Long-term debt transferred to current liabilities	3,187	3,785	2,180	1,902
Related parties	13	62	283	79
Additions to permanent assets	9,048	5,891	6,366	3,774
Capital subscription in subsidiary and affiliated companies	1,893	289	1,219	798
Dividends/interest on stockholders’ equity	4,561	3,230	4,561	3,230
Guarantees and deposits	217	256	107	163
Advances to energy suppliers	468	259	—	—
Others	516	164	369	68

Total funds used	19,903	13,936	15,085	10,014

Increase (decrease) in working capital	(1,602)	1,494	(2,691)	(925)

Changes in working capital are as follows:

Current assets:
At the end of the year	12,571	11,832	5,206	4,629
At the beginning of the year	11,832	8,709	4,629	4,009

	739	3,123	577	620

Current liabilities:
At the end of the year	11,667	9,326	10,061	6,793
At the beginning of the year	9,326	7,697	6,793	5,248

	2,341	1,629	3,268	1,545

Increase (decrease) in working capital	(1,602)	1,494	(2,691)	(925)

The notes and attachment I are an integral part of the financial statements.

CVRD

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
5- Statement of Cash Flows

Years ended December 31	In millions of reais
	Consolidated					Parent Company
	(Unaudited)	Quarter		Accumulated		Accumulated
	4Q/05	3Q/05	4Q/04	2005	2004	2005	2004
Cash flows from operating activities:
Net income for the year	2,637	2,712	1,527	10,443	6,460	10,443	6,460
Adjustments to reconcile net income for the year with cash provided by operating activities:
Results of equity investments	(105)	(14)	(136)	(269)	(156)	(5,466)	(3,251)
Sale of assets	—	(298)	(85)	(298)	(551)	—	(541)
Depreciation, amortization and depletion	446	400	356	1,615	1,406	869	704
Deferred income tax and social contribution	(201)	(283)	1,141	(545)	873	114	269
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	437	(420)	(342)	(919)	(144)	(542)	106
Minority interest	210	281	195	1,036	743	—	—
Disposal of property, plant and equipment	46	1	1	123	17	20	5
Amortization of goodwill in the cost of products sold	92	95	96	379	384	379	384
Non recurring item — goodwill of Samitri	—	—	—	—	183	—	183
Net losses on derivatives	252	169	174	416	368	31	22
Dividends/interest on stockholders’ equity received	4	59	30	151	66	1,554	716
Others	(20)	37	154	(6)	247	7	(22)

	3,798	2,739	3,111	12,126	9,896	7,409	5,035

Decrease (increase) in assets:
Accounts receivable	(376)	735	116	(1,005)	(503)	(188)	(663)
Inventories	(21)	(69)	(164)	(228)	(699)	(193)	(317)
Advances to energy suppliers	(142)	(139)	(147)	(468)	(259)	—	—
Others	327	(731)	(114)	(931)	(462)	(488)	8

	(212)	(204)	(309)	(2,632)	(1,923)	(869)	(972)

Increase (decrease) in liabilities:
Suppliers and contractors	365	(291)	941	401	787	252	705
Payroll and related charges and others	93	55	55	84	137	77	66
Taxes and contributions	(980)	1,265	(422)	591	678	277	673
Others	216	(350)	(795)	(102)	453	(65)	213

	(306)	679	(221)	974	2,055	541	1,657

Net cash provided by operating activities	3,280	3,214	2,581	10,468	10,028	7,081	5,720

Cash flows from investing activities:
Loans and advances receivable	66	88	(17)	123	81	(202)	318
Guarantees and deposits	(43)	(84)	(66)	(217)	(256)	(107)	(163)
Additions to investments	(23)	(31)	(184)	(272)	(289)	(1,219)	(798)
Additions to property, plant and equipment	(3,099)	(2,464)	(2,256)	(9,245)	(6,014)	(6,461)	(3,810)
Net cash used in acquisitions and increase of funds to subsidiaries	(1,621)	—	—	(1,621)	—	—	—
Proceeds from disposal of property, plant and equipment/investments	37	301	472	348	1,736	49	1,268

Net cash used in financing activities	(4,683)	(2,190)	(2,051)	(10,884)	(4,742)	(7,940)	(3,185)

Cash flows from financing activities:
Short-term debt	(145)	(435)	(263)	111	(203)	784	(308)
Long-term debt	3,406	26	606	4,500	3,669	4,205	2,380
Repayments:
Related parties	—	—	—	—	—	(266)	(475)
Financial institutions	(334)	(370)	(1,639)	(2,319)	(4,693)	(949)	(1,897)
Interest on stockholders’ equity payed to stockholders	(1,810)	—	(1,478)	(3,090)	(2,271)	(3,090)	(2,271)

Net cash used in financing activities	1,117	(779)	(2,774)	(798)	(3,498)	684	(2,571)

Increase (decrease) in cash and cash equivalents	(286)	245	(2,244)	(1,214)	1,788	(175)	(36)
Cash and cash equivalents, beginning of the year	2,989	2,744	6,161	3,917	2,129	306	342

Cash and cash equivalents, end of the year	2,703	2,989	3,917	2,703	3,917	131	306

Cash paid during the year for:
Short-term interest	(18)	(10)	(14)	(49)	(52)	(11)	(5)
Long-term interest	(135)	(196)	(199)	(686)	(913)	(284)	(340)
Income tax and social contribution	(173)	(469)	(171)	(1,231)	(318)	(892)	—
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(123)	120	138	372	123	96	35
Transfer of advance for future capital increase to investments	—	—	—	—	—	(1,009)	—
Compensated income tax and social contribution	(315)	(64)	—	(483)	(311)	(261)	—
The notes and attachment I are an integral part of the financial statements.

CVRD

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
6— STATEMENT OF VALUE ADDED

Years ended December 31	In millions of reais
	Consolidated				Parent Company
	2005	%	2004	%	2005	%	2004	%
Generation of Value Added

Gross revenue	35,350	100	29,020	100	18,098	100	13,785	100

Less: Acquisition of products	(2,239)	(6)	(2,755)	(9)	(1,897)	(10)	(1,368)	(11)
Outsourced services	(3,784)	(11)	(4,156)	(14)	(2,356)	(13)	(2,005)	(15)
Materials	(3,125)	(9)	(2,497)	(9)	(1,891)	(10)	(1,453)	(12)
Fuel oil and gas	(1,829)	(5)	(1,698)	(6)	(868)	(5)	(848)	(6)
Research and development, selling and administrative	(1,142)	(3)	(764)	(3)	(491)	(3)	(432)	(3)
Other operating expenses	(2,822)	(8)	(2,207)	(8)	(706)	(4)	(782)	(6)

Gross Value Added	20,409	58	14,943	51	9,889	55	6,897	47

Depreciation, amortization and depletion	(1,994)	(6)	(1,694)	(6)	(1,248)	(7)	(1,007)	(7)

Net Value Added	18,415	52	13,249	45	8,641	48	5,890	40

Received from third parties

Financial revenue (a)	(319)	(1)	347	1	175	1	102	1
Results of equity investments	269	1	156	1	5,466	30	3,251	24
Results on sale of assets	298	1	551	2	—	—	541	4

Total Value Added	18,663	53	14,303	49	14,282	79	9,784	69

Distribution of Value Added

Employees	1,884	10	1,885	13	1,054	7	901	9
Government	4,510	24	2,862	20	2,792	19	1,653	17
Third parties’ capital (interest and monetary and exchange variances, net) (b)	790	4	2,353	16	(7)	—	770	8
Stockholders’ remuneration	4,561	24	3,230	23	5,221	37	3,230	33
Minority interests	1,036	6	743	5	—	—	—	—
Retained earnings	5,882	32	3,230	23	5,222	37	3,230	33

Total Value added distributed	18,663	100	14,303	100	14,282	100	9,784	100

The notes and attachment I are an integral part of the financial statements.

(a)	Includes monetary and exchange rate variation losses from assets;

(b)	Includes monetary and exchange rate variations gains from liabilities.

CVRD

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting, Practices Generally Accepted in Brazil)
7— Notes to the Financial Statements at December 31, 2005 and 2004
Expressed In millions of reais
7.1— Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly-controlled companies, CVRD operates in iron ore and pellets, manganese and ferroalloys, kaolin, steel, aluminum-related products and logistics.
7.2— Presentation of Financial Statements
The financial statements have been prepared in conformity with accounting practices adopted in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Independent Auditors Institute). The quarter financial information to 12/31/05, 09/30/05 and 12/31/04 are unaudited but reviewed by the auditors in accordance to specific rules applied to a review of quarterly information.
7.3— Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários
(a)	On October 3rd , 2005 CVM issued Deliberation Nº 488, which approved IBRACON Pronouncement NPC 27 on the presentation and disclosure of Financial Statements, whose effectiveness was extended to years ending after 12/31/2005 through Deliberation Nº 496 dated 01/03/06; and

(b)	On the same date CVM issued Deliberation Nº 489, which approved IBRACON Pronouncement NPC 22 on provisions, liabilities, contingent liabilities and contingent assets.

CVRD has followed substantially the instructions referred to in the Deliberations and does not expect any significant change when they are finally implemented.
7.4— Principles and Practices of Consolidation
(a)	The consolidated financial statements show the balances of assets and liabilities on December 31, 2005 and 2004 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies for the years then ended;

(b)	Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly-controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each investee; and

(d)	The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I.
7.5- Significant Accounting Policies
(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the financial statements date are classified as non-current;

(c)	Marketable securities, classified as cash and cash equivalents are represented by less than 90 days applications and are stated at cost plus accrued income earned to the financial statements date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the financial statements date, and those in local currency, when applicable, are restated based on contractual indices;

CVRD

(f)	Amounts given in advance to Centrais Elétricas do Norte do Brasil S.A. — Eletronorte due to long term contract to supply of energy, are classified as “Advances to energy suppliers”, in long-term receivables;

(g)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for losses when applicable. At consolidated the exchange rate effect over stockholders equity from investees abroad are classified as monetary and exchange rate variation included as financial result, net;

(h)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historical cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between effective production and estimated capacity;

(i)	Research and development costs are incurred as operational expenses until the proof of its economical feasibility to exploit commercially a mine. After this proof, the costs are capitalized as part of the costs of building and constructing of mine;

(j)	During the development of a mine, stripping costs registered are capitalized as part of the depreciable cost of building and developing the mine. Post-production stripping costs are recorded as cost of sales;

(k)	Pre-operating costs except for financial charges capitalized as mentioned in (h) above, are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to copper projects and expansion of Alunorte and Albras;

(l)	CVRD follows the accounting practices laid down by to Deliberation CVM 371/00 related to the recognition of liabilities and results from actuarial valuation of employees’ pension plan; and

(m)	The financial statements of the Parent Company reflect the Board of Directors’ proposal for appropriation of the net income for the year, for the approval of the Annual General Meeting.
7.6- Independent Auditors Policy
The policy concerning independent accountants in relation to non-audit services is based on the maintenance of their independence. According to best practices of corporate governance, all services rendered by independent auditors are pre-approved by the Fiscal Council. During 2005, the amount of non-audit services paid was less than 5% compared to the total fees paid to independent auditors.
7.7- Major Acquisitions and Divestments
(a)	In November and December 2005, CVRD acquired 93.0% and 6.2% of the voting capital of Canico Resource Corp. (Canico) for R$ 1,656 and R$ 112, respectively. Canico is a Public Traded Canadian based junior company, whose principal asset is the participation in Mineração Onça Puma, a pre-operational mineral exploitation company focused on the development of the nickel laterite project.

In February, 2006, CVRD concluded the acquisition of the outstanding common shares of Canico, acquiring the remaining voting capital of Canico, 0.8% of its total capital for R$ 14. CVRD owns 100% of Canico and will dilist it;

(b)	In July 2005, CVRD subsidiary Caemi sold the remaining QCM preferred shares to Dofasco Inc. (Dofasco) for R$ 298. The accounting value of the investment had previously been completely written-off and therefore all proceeds were recorded as gain; and

(c)	In 2004, CVRD sold the total participation in Companhia Siderúrgica de Tubarão (CST), accounting for a gain of R$ 541.
7.8- Cash and Cash Equivalents

	Consolidated		Parent Company
	2005	2004	2005	2004
Cash and bank accounts	586	416	10	90
Marketable securities linked to the interbank deposit certificate rate	785	1,156	121	216
Time deposits / overnight investments	1,332	2,313	—	—
Fixed-yield bond investments (funds)	—	25	—	—
Others	—	7	—	—

	2,703	3,917	131	306

CVRD

7.9— Accounts Receivable

	Consolidated		Parent Company
	2005	2004	2005	2004
Domestic	745	587	736	568
Export	3,574	2,622	1,382	1,367

	4,319	3,209	2,118	1,935
Allowance for doubtful accounts	(101)	(101)	(49)	(55)
Allowance for ore weight credits	(35)	(32)	(31)	(30)

	4,183	3,076	2,038	1,850

No individual client was responsible for more than 10% of total revenues.
7.10— Inventories

	Consolidated		Parent Company
	2005	2004	2005	2004
Finished products
. Iron ore and pellets	820	592	413	363
. Manganese and ferroalloys	378	389	—	—
. Aluminum	185	232	—	—
. Steel products	81	93	—	—
. Copper	6	7	6	7
. Others	47	71	5	5

	1,517	1,384	424	375

Spare parts and maintenance supplies	1,718	1,510	703	495

	3,235	2,894	1,127	870

CVRD

7.11— Related Parties
Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2013, as follows:

	Consolidated
	Assets				Liabilities
	2005		2004		2005		2004
		Related		Related		Related		Related
		party -		party -		party -		party -
	Customers	assets	Customers	assets	Suppliers	liabilities	Suppliers	liabilities
Nibrasco	54	—	37	—	70	25	21	17
Hispanobras	27	15	32	—	36	12	39	11
Itabrasco	27	12	32	—	16	3	34	3
Kobrasco	38	1	25	30	16	15	8	16
Gulf Industrial Investment Co. — GIIC	11	—	14	—	27	—	—	—
Usiminas	33	—	21	—	—	—	—	—
Samarco Mineração S.A	2	—	2	—	—	—	—	—
MRS Logistica	—	83	4	26	4	14	4	42
Baovale Mineração S.A	—	—	—	—	21	—	18	—
Ferroban	—	—	1	102	—	—	—	22
Mineração Rio do Norte	—	15	—	—	47	—	32	—
Minas da Serra Geral	—	3	—	—	9	1	—	—
FVRD	—	—	—	6	—	—	1	11
Nova Era Silicon	—	4	—	4	—	—	—	—
Others	14	7	27	14	8	4	3	12

Total	206	140	195	182	254	84	160	147

Registered as:
Short-term	206	134	195	73	254	81	160	106
Long-term	—	6	—	109	—	3	—	41

	206	140	195	182	254	84	160	147

The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs of sales and services and financial income and expenses, are as follows:

	Consolidated
		Income	Expense / Cost
	2005	2004	2005	2004
Baovale Mineração S.A.	—	—	15	14
California Steel Industries, Inc.	4	35	—	—
Companhia Siderúrgica de Tubarão — CST	—	579	—	—
Gulf Industrial Investment Co.-GIIC	163	91	3	2
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	182	146	347	151
Companhia Italo-Brasileira de Pelotização — ITABRASCO	168	125	151	39
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	184	135	274	104
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	299	218	572	221
Mineração Rio do Norte S.A.	—	1	243	267
MRS Logística S.A.	6	—	657	525
Samarco Mineração S.A.	52	24	—	—
Valesul Alumínio S.A.	66	9	—	—
Usinas Siderúrgicas de Minas Gerais — USIMINAS	617	394	—	—
Others	21	1	10	1

	1,762	1,758	2,272	1,324

CVRD

7.12— Taxes to recover or offset

	Consolidated		Parent Company
	2005	2004	2005	2004
Withholding income tax on marketable securities and stockholders’ equity received	64	68	22	36
Value-added tax	672	491	481	359
PIS and COFINS	230	180	4	90
IR anticipated	290	54	127	5
Others	43	193	28	22

	1,299	986	662	512

Current	986	801	492	414

Non-Current	313	185	170	98

	1,299	986	662	512

7.13— Deferred Income Tax and Social Contribution
Income of the company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	2005	2004	2005	2004
Tax loss carryforward	469	558	—	—

Temporary differences:

. Pension Plan — Valia	215	247	215	247
. Contingent liabilities	677	593	593	536
. Provision for losses on assets	131	166	131	156
. Others	(21)	(78)	(184)	(69)

	1,002	928	755	870

Total	1,471	1,486	755	870

Short-term	428	428	334	347

Long-term	1,043	1,058	421	523

	1,471	1,486	755	870

CVRD

The amounts reported as income tax and social contribution, which affected the results for the year, are as follows:

	Consolidated					Parent Company
	(Unaudited) Quarter			Accumulated		Accumulated
	4Q/05	3Q/05	4Q/04	2005	2004	2005	2004
Income before income tax and social contribution	3,000	3,757	2,483	13,847	9,013	11,700	7,345
Equity in results	(136)	(84)	(192)	(498)	(408)	(6,875)	(3,947)
Exchange rate variation on stockholders’ equity	(20)	13	(1)	6	—	878	365
Non-deductible goodwill and provision for losses	49	55	55	213	220	531	220
Results on sale of assets	—	(298)	(85)	(298)	(551)	—	(541)

	2,893	3,443	2,260	13,270	8,274	6,234	3,442
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(984)	(1,171)	(768)	(4,512)	(2,813)	(2,120)	(1,170)
Adjustments to net income which modify the effect on the results for the year:
. Income tax benefit from interest on stockholders’ equity	150	116	151	701	577	701	568
. Fiscal incentives	5	134	25	250	152	110	41
. Interest on stockholders’ equity received	—	—	—	—	—	(11)	(48)
. Results of overseas companies not taxed (bilateral international agreements)	833	105	175	1,239	464	—	—
. Amortizated negative goodwill — taxed	—	—	(99)	—	(99)	—	(99)
. Temporary difference due to capital loss non-deductible	—	—	(176)	—	(176)	—	(176)
. Reduced incentive aliquot	28	38	(7)	116	62	—	—
. Reversal of provision for losses	—	—	105	—	105	—	—
. Others	(185)	14	(167)	(162)	(82)	63	(1)

Income tax and social contribution	(153)	(764)	(761)	(2,368)	(1,810)	(1,257)	(885)

The deferred assets and liabilities for income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.
These temporary differences will be realized upon the occurrence of the corresponding taxable events, expected to be as follows:

	Net amount of credits
Years	Consolidated	Parent company
2006	428	334
2007	289	135
2008	268	135
2009	130	4
2010	124	22
2011	77	23
2012	76	23
2013	23	23
2014	23	23
2015	33	33

	1,471	755

In addition to the credits recorded, the Company has a lawsuit claiming an additional 51.8% monetary restatement for tax purposes applied to the months of January and February 1989 (“Plano Verão” monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.7% instead of the 51.8% requested (however, not yet utilized). The amount of these credits covered by the ruling totals approximately R$ 309 and the accounting effects have not yet been recognized in the financial statements.
The company has also a lawsuit claiming the application of PIS and COFINS over other revenues during the effectiveness of article 3º of Law 9718/98 had validity. In November 2005, the Supreme Court (STF) considered not constitutional the referred prevision of the law. The recoverable value in case CVRD wins the case is R$ 458, not yet recognized in the financial statements.
There is no direct relation between the net income of the Company and the income tax and social contribution. Therefore, the projection for the use of tax credits should not be taken as an indication of the company future net income.
The Company has certain tax incentives related to iron ore and manganese operations in Carajás, bauxite in Oriximiná, potash in Rosario do Catete, alumina and aluminum operations in Barcarena and kaolin operations in Ipixuna and Mazagão. The incentives related to iron ore comprise full income tax exemption on defined production levels up to 2005 and for manganese partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expire in 2009 and 2013, respectively,

CVRD

while the partial exemption incentives related to aluminum and kaolin expire in 2013 and bauxite in 2008. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed to the stockholders.
7.14— Investments — Consolidated and Parent Company
CONSOLIDATED

			Equity Results
	Investments		(Unaudited) Quarter			Accumulated
	2005	2004	4Q/05	3Q/05	4Q/04	2005	2004
Investments in affiliated companies
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a) and (b)	1,017	759	88	74	171	402	332
Shandong Yankuang International Company Ltd.	50	28	—	—	—	—	—
Henan Longyu Resources Co. Ltd.	225	—	23	—	—	23	—
Goodwill of consolidated companies	1,418	1,997	(51)	(57)	(57)	(223)	(252)
Others	7	8	17	(11)	—	—	—
Investments at cost
SIDERAR Sociedad Anonima Industrial Y Comercial (a)	35	40	—	—	—	—	—
Quadrem International Holdings Ltd.	11	12	—	—	—	—	—
Others	51	(14)	28	8	22	67	76

	2,814	2,830	105	14	136	269	156

(a)	Interest at market price — Usiminas R$ 1,324 and Siderar R$ 332;

(b)	Dividends received from Usiminas in 2005, R$ 144.

CVRD

PARENT COMPANY

		Adjusted	Adjusted net				Results of equity	Dividends
	Partici-	stockholders’	income (loss) for		Investments		investments	received
	tion %	equity	the year	31/12/05	31/12/04	31/12/05	31/12/04	2005
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (e, g)	60.23	2,882	1,759	1,415	654	1,005	333	—
Goodwill of Caemi	—	—	—	1,005	1,147	(142)	(142)	—
KOBRASCO	50.00	188	121	94	34	61	31	—
HISPANOBRÁS	50.89	112	136	57	58	69	22	48
ITABRASCO	50.90	102	108	52	46	55	14	23
NIBRASCO	51.00	269	181	137	82	92	39	45
CVRD Overseas Ltd. (a)	100.00	646	660	646	621	660	235	—
Gulf Industrial Investment Co. — GIIC (a)	50.00	289	315	144	120	157	42	—
ITACO/ RDE (a)	100.00	5,102	2,176	5,102	2,282	2,176	210	—
Minas da Serra Geral S.A. — MSG (g)	50.00	99	(9)	50	47	(4)	(8)	—
Samarco Mineração S.A. (g)	50.00	887	1,229	443	285	615	350	522
Companhia Portuária da Baía de Sepetiba	100.00	248	83	248	223	83	63	58
Others	—	—	—	281	248	30	40	—
Incorporated companies (c)	—	—	—	379	757	—	—	—
Goodwill of other companies	—	—	—	35	19	(10)	(10)	30

				10,088	6,623	4,847	1,219	726
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a)	100.00	204	(76)	204	280	(76)	92	—
Rio Doce Manganês S.A. (g)	100.00	634	58	634	867	58	321	296
Goodwill of Rio Doce Manganês	—	—	—	—	71	(71)	(75)	—
Urucum Mineração S.A. (g)	100.00	47	20	47	46	20	15	39
Others	—	—	—	36	112	(54)	142	22

				921	1,376	(123)	495	357
Non-ferrous
Cadam S. A. (g)	37.03	343	(28)	127	—	(10)	—	—
Pará Pigmentos S.A. (g)	49.41	111	(9)	55	60	(5)	25	—
Ferro-Gusa Carajás (g)	77.97	123	(14)	96	107	(11)	—	—
Salobo Metais S.A. (f, g)	100.00	262	—	262	233	—	—	—
Advanced for capital increase — Salobo Metais	—	—	—	12	26	—	—	—
Others	—	—	—	(1)	(3)	(2)	(31)	1

				551	423	(28)	(6)	1
Logistics
Ferrovia Centro-Atlântica S.A. (g)	100.00	(121)	(160)	(121)	39	(160)	(95)	—
Advanced for capital increase — Ferrovia Centro-Atlântica S.A.	—	—	—	1,525	531	—	—	—
MRS Logística S.A. (b,g)	29.35	629	410	185	121	120	72	9
DOCENAVE (g)	100.00	322	86	322	242	86	92	6
TVV — Terminal de Vila Velha S.A. (g)	99.89	80	20	80	71	20	16	11
CPP Participações	100.00	(14)	2	(14)	(16)	2	(1)	—
Goodwill of CPP Participações	—	—	—	—	—	—	(23)	—
Others	—	—	—	(14)	(11)	(1)	—	—

				1,963	977	67	61	26
Steel
California Steel Industries, Inc — CSI (a)	50.00	749	59	374	411	29	95	—
CST (d)	—	—	—	—	—	—	325	—
Rio Doce Limited (a)	100.00	312	—	312	313	—	—	—
USIMINAS (e)	11.46	8,870	3,505	1,017	759	402	332	144
Others	—	—	—	46	—	(5)	—	—

				1,749	1,483	426	752	144
Aluminum
ALBRAS — Alumínio Brasileiro S.A.	51.00	1,131	178	577	549	91	226	103
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	2,084	334	1,188	934	190	244	14
Itabira Rio Doce (ITACO) (a)	—	—	—	—	—	130	28	—
Mineração Rio do Norte S.A. (g)	40.00	932	425	373	348	170	191	143
Valesul Alumínio S.A. (g)	54.51	254	2	139	149	1	41	20

				2,277	1,980	582	730	280
Others
DOCEPAR S.A. (g)	100.00	43	5	43	39	5	13	—
Quadrem International Holdings Ltd	9.00	—	—	11	12	(1)	(1)	—
Florestas Rio Doce S.A.	100.00	54	(12)	54	78	(12)	2	13
Henan Longyu Energy Resources Co. Ltd (a)	25.00	899	120	225	—	30	2	—
Tethys Mining LLC (a)	100.00	(3)	(15)	(3)	—	(15)	—	—
Compagnie Miniere Trois Riviere — CMTR (a,g)	100.00	4	(48)	4	—	(48)	—	—
Compañia Minera Andino-Brasileira Ltd-CMAB (a)	100.00	—	(4)	—	—	(4)	(17)	—
Compañia Minera Latino Americana — CMLA (a)	100.00	—	(45)	—	(3)	(45)	(14)	—
Rio Doce South Africa (a)	100.00	6	(54)	6	—	(54)	—	—
Rio Doce Moçambique (a)	100.00	5	(14)	5	—	(14)	—	—
Rio Doce Argentina (a)	100.00	7	(2)	7	—	(2)	—	—
Gevale-Indústria Mineira Ltda. (a,g)	51.00	3	(9)	1	—	(5)	—	—
Rio Doce Austrália Pty Ltd. (a)	100.00	5	(15)	5	—	(15)	—	—
CVRD Holdings GMBh (a)	100.00	(103)	(103)	(103)	—	(103)	—	—
Shandong Yankuang International Coking Co. Ltd. (a)	25.00	201	(17)	50	—	(4)	—	—
Others	—	—	—	(35)	(28)	(18)	15	7
Advances for capital increase — other companies	—	—	—	15	15	—	—	—

				285	113	(305)	—	20

				17,834	12,975	5,466	3,251	1,554

(a)	The net equity of companies located abroad is converted into local currency at rates in effect on the financial statements date. The equity method comprises the difference due to the exchange rate variations as well as participation in results;

(b)	CVRD’s interest in MRS Logística S.A is held directly and indirectly through Caemi Mineração e Metalurgia S.A:

(c)	Merged companies (Ferteco, Socoimex e Samitri) — amortization of goodwill recorded in the cost of products sold of the Parent Company;

(d)	Companies sold;

(e)	Investments in companies that were listed on stock exchanges in 2005. The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares:

(f)	Companies in pre-operating phase;

(g)	Audited by our independent auditors.

CVRD

7.15- Property, Plant and Equipment
(a)	By type of asset:

				Consolidated				Parent Company
				2005	2004			2005	2004
	Average
	deprecia-		Accumulated				Accumulated
	tion rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Buildings	2.82%	2,929	(1,148)	1,781	1,981	1,942	(729)	1,213	1,068
Installations	3.69%	13,734	(4,563)	9,171	7,029	7,695	(3,008)	4,687	3,492
Equipment	9.52%	6,557	(3,042)	3,515	2,652	2,454	(927)	1,527	759
Information Technology Equipment	20.00%	1,118	(436)	682	177	936	(311)	625	138
Railroads	3.87%	7,646	(3,170)	4,476	3,359	7,799	(3,182)	4,617	3,216
Mineral rights (*)	1.84%	1,995	(849)	1,146	986	1,323	(175)	1,148	908
Others	14.50%	3,865	(1,982)	1,883	1,170	1,760	(748)	1,012	703

		37,844	(15,190)	22,654	17,354	23,909	(9,080)	14,829	10,284
Construction in progress	—	11,114	—	11,114	7,444	5,932	—	5,932	4,962

Total		48,958	(15,190)	33,768	24,798	29,841	(9,080)	20,761	15,246

(*)	Calculated as a function of the volume of ore extracted in relation to the proven and probable reserves.
(b)	By business area:

				Consolidated
			2005	2004
		Accumulated
	Cost	depreciation	Net	Net
Ferrous

Iron Ore	19,946	(8,690)	11,256	8,262
Pelletizing	2,827	(1,382)	1,445	1,247
Manganese and ferroalloys	1,121	(566)	555	486
Energy	908	(70)	838	491
Construction in Progress	4,983	—	4,983	4,254

	29,785	(10,708)	19,077	14,740

Non — Ferrous

Potash	398	(102)	296	89
Gold	6	(2)	4	5
Copper	1,712	(237)	1,475	1,350
Kaolin	740	(303)	437	385
Research and development	100	(63)	37	33
Construction in Progress	1,328	—	1,328	1,581

	4,284	(707)	3,577	3,443

Logistics

Maritime	19	(10)	9	9
Ports	939	(350)	589	428
Railroad	1,966	(413)	1,553	958
Construction in Progress	232	—	232	277

	3,156	(773)	2,383	1,672

Holdings

Aluminum	5,366	(2,337)	3,029	3,181
Steel	840	(392)	448	305
Others	4	—	4	4
Construction in Progress	3,963	—	3,963	935

	10,173	(2,729)	7,444	4,425

Corporate Center

Corporate	952	(273)	679	122
Construction in Progress	608	—	608	396

	1,560	(273)	1,287	518

Total	48,958	(15,190)	33,768	24,798

CVRD

7.16- Loans and Financing
Short — Term

		Consolidated
	2005	2004
Trade finance	354	254
Working capital	163	261

	517	515

Long — Term

			Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	2005	2004	2005	2004	2005	2004	2005	2004
Foreign operations

Loans and financing in:
U.S. dollars	2,013	1,345	4,040	3,233	775	545	1,903	2,669
Other currencies	8	11	36	65	8	11	36	57
Notes in U.S. dollars	101	93	2,836	2,628	—	—	—	—
Export securitization	191	146	805	1,130	—	—	—	—
Perpetual notes	—	—	176	174	—	—	—	—
Accrued charges	74	213	—	—	46	34	—	—

	2,387	1,808	7,893	7,230	829	590	1,939	2,726

Local operations

Indexed by TJLP, TR and IGP-M	175	168	290	392	46	20	187	39
Basket of currencies	4	21	20	111	4	11	—	1
Loans in U.S. dollars	318	471	531	996	1	48	20	144
Non-convertible debentures	1	—	330	311	1	—	—	1
Accrued charges	55	58	2	5	1	1	—	—

	553	718	1,173	1,815	53	80	207	185

	2,940	2,526	9,066	9,045	882	670	2,146	2,911

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the financial statements date, being US$ 1.00 = R$ 2.3407 in 2005 (R$ 2.6544 in 2004) and ¥ 1.00 = R$ 0.019833 in 2005 (R$ 0.025935 in 2004);

(b)	At December 31, 2005, our consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government, to which we gave counter-guarantees of R$ 317;

•	Securitization program of R$ 1,007;

•	Property, plant and equipment of R$ 287;

•	Others assets R$ 765.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 2005:

	Consolidated		Parent Company
2007	844	9%	460	21%
2008	1,172	13%	460	21%
2009	1,084	12%	402	19%
2010 onward	5,460	60%	824	39%
No due date (perpetual notes and debentures)	506	6%	—	—
	9,066	100%	2,146	100%
(d)	Long-term foreign and domestic loans and financing are subject to annual interest rates (plus exchange rate and monetary variation) in 2005 as follows:

CVRD

	Consolidated		Parent Company
Long-term
Up to 3%	184	2%	1	—
3.1 to 5%	4,427	37%	1,436	47%
5.1 to 7%	2,782	23%	965	32%
7.1 to 9%	4,067	34%	575	19%
9.1 to 11%	56	0%	51	2%
Over 11%	293	2%	—	0%
Variable (perpetual notes)	197	2%	—	0%

	12,006	100%	3,028	100%

(e)	On October 5, 2005, the subsidiary Vale Overseas Limited launched a US$ 300 million notes issue maturing in 2034. The notes carry a coupon of 7.65% p.a. The notes form a single series with the US$ 500 million notes issued on January 2004 and 8.25% coupon.
7.17- Contingent Liabilities
At the financial statements dates the contingent liabilities of the Company were:
(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

				Consolidated			Parent Company
				Provisions for			Provisions for
	Judicial deposits		contingencies		Judicial deposits		contingencies
	2005	2004	2005	2004	2005	2004	2005	2004
Tax contingencies	1,064	1,175	2,054	1,435	576	750	1,686	1,001
Labor and social security claims	338	293	549	606	249	227	423	501
Civil claims	257	197	508	547	190	156	364	434
Other	8	15	72	16	15	14	30	17

Total	1,667	1,680	3,183	2,604	1,030	1,147	2,503	1,953

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.

Tax contingencies relate principally to a legal action taken by the Company claiming aspects of legislation of tax income and PIS and COFINS and other actions relating to value-added tax (ICMS).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

In addition to the contingencies for which we have made provisions we have possible losses totaling R$ 2,466 (R$ 1,643 parent company) at December 31, 2005, based on the advice of our legal counsel, no provision is maintained.

(b)	Guarantees given to jointly-controlled companies are as follows:

	Amount of guarantee
			Denominated		Final	Counter
Affiliate or Joint Venture	2005	2004	currency	Purpose	maturity	guarantees
SAMARCO	11	17	US$	Debt guarantee IFC	2008	None
VALESUL	1	1	R$	Debt guarantee BNDES	2007	None
The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. CVRD does not charge Valesul for granting these guarantees.

CVRD

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction occurred on 1997.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, for public trading of the Debentures. As from October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from determined mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place each semester in March and September.

Based on estimates of the operational start-up of copper projects, CVRD began calculating the premium referring to these minerals rights. Considering the iron ore sale, the Company estimates that the threshold for payment will be reached in approximately 2030 and 2020 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth year after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.

In 2005 we made available payment related to debentures in the amount of R$ 12.

(d)	CVRD is compromised by a contract of take-or-pay to buy approximately 33,733 thousand metric tons of bauxite from Mineração Rio do Norte S. A. – MRN by a price calculated on the quoted aluminum London Metal Exchange – LME.

Based on the market price of US$ 23.01 (R$ 53.86) per metric ton, in December 31, 2005, this represents an amount of R$ 1,817 million, as follows:

2006	339
2007	339
2008	339
2009	339
2010	339
2011 onward	122

1,817

7.18- Environmental and Site Reclamation and Restoration Costs
Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. In 2005, the provision for environmental liabilities amounted to R$ 526 (R$ 354 in 2004), which was accounted for in “Provision for environmental liabilities” in long-term liabilities. The Company adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:

•	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure;

•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.

CVRD

7.19- Pension Plan — Valia
The Fundação Vale do Rio Doce de Seguridade Social — Valia is a private non-profit supplementary social security entity, legally separate from CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.
The Company and several of its subsidiaries and affiliated companies are sponsors of Valia, in the following benefit plans:
(a)	Benefit Plan

Defined Benefit Plan — “BD”

This is a pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of Valia. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

Mixed-Benefit Plan — “Vale Mais”

This is a mixed plan, which provides programmable retirement income benefits of the defined contribution type, independent of government social security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors. “Vale Mais” was established in May 2000 and nearly 98.7% of the active employees migrated to this new plan.

The contributions of the sponsors are as follows:
•	Ordinary contribution — Destined to accumulate the resources necessary to grant income benefits, sponsor contributions match participant contributions, up to 9% of their participation salaries, which may not exceed ten “plan reference units” (R$ 1,810.41 in December 2005).

•	Extraordinary contribution — This can be made at any time, at the discretion of the sponsors.

•	Normal contribution — To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

•	Special contribution — Destined to cover any special commitment that may arise.
The results of the actuarial evaluation are as follows:
Fair value of assets development

	2005	2004
Fair value of assets at the beginning of the year	5,516	4,728
Actual return on assets	1,289	1,078
Contribution from sponsor	54	45
Benefits paid in the year	(353)	(335)

Fair value of assets at the end of the year	6,506	5,516

Evolution of present value of obligation

	2005	2004
Present value of obligations at the beginning of the year	3,983	4,131
Cost of current service	5	4
Cost of interest	510	484
Benefits paid in the year	(353)	(335)
Hypotheses change	25	(357)
Loss on liabilities	4	56

Present value of obligations at the end of the year	4,174	3,983

CVRD

Conciliation of assets and liabilities recognized in the balance sheet

	2005	2004
Present value of totally or partially covered actuarial obligations	(4,174)	(3,983)
Fair value of assets	6,506	5,516
Net gains not recognized on the balance sheet	(1,795)	(1,297)

Actuarial assets/liabilities to be recorded in the balance sheet	(*) 537	(*) 236

(*)	The Company has not recorded the actuarial asset on its balance sheet, since there is no clear evidence as to its realization, as established by item 4.9 of NPC 26.
(b)	Investment target and composition of plan assets
The fair asset value of these plans is R$ 6,506 and R$ 6,516 at the end of 2005 and 2004, respectively. The assets allocations for the Company pension plan at the end of 2005 and 2004 and the target allocation for 2006, by asset category are as follows:

		Percentage of plan assets at December
			31,
	Target allocation for
Asset category	2006	2005	2004
	(unaudited)
Equity securities	27%	30%	29%
Real state	6%	5%	6%
Loans	4%	4%	3%
Fixed income	63%	61%	62%
Total	100%	100%	100%
The fixed income allocation target of 63% was established in order to match the asset with the benefit payments. The proposal for 2006 is to re-establish the investments in inflation-indexed funds up to 35%. The remaining investments in fixed income will be used for the payment of short-term plan benefits.
The target of 27% for equity securities reflects the expected appreciation of the Brazilian stock markets as well as the Brazilian interest rates.
(c)	Actuarial liability

Complementary Value and Health Insurance Plan

Refers to the responsibility CVRD has to complement the retirements, pensions and health assistance related to the incentive to the disconnecting of some employees occurred between 1987 e 1989.

The results of the actuarial evaluation of this liability are as follows:

Change of fair value of assets (*)

	Complementary Plan
	2005	2004
Fair value of assets at the beginning of the year	76	58
Actual return on assets	26	7
Contribution from sponsor	102	64
Benefits paid in the year	(58)	(53)

Fair value of assets at the end of the year	146	76

(*)	Does not apply to fair value of assets to health plan.

CVRD

Change in the present value of obligations

		Health Plan	Complementary Value Plan
	2005	2004	2005	2004
Present value of obligations at the beginning of the year	174	152	582	507
Cost of interest	23	19	74	65
Benefits paid in the year	(12)	(10)	(58)	(53)
Hipoteses change	—	—	—	6
Loss on liabilities	(2)	13	(14)	57

Present value of obligations at the end of the year	183	174	584	582

Reconciliation of assets and liabilities recognized on the balance sheet

		Health Plan	Complementary Value Plan
	2005	2004	2005	2004
Present value of totally or partially covered actuarial obligations	(183)	(174)	(584)	(582)
Fair value of assets	—	—	146	76
Net (gains) loss not recognized on the balance sheet	11	13	(23)	6

Actuarial assets and liabilities accrued in the balance sheet	(172)	(161)	(461)	(500)

Costs incurred in the income statement

		Health Plan	Complementary Value Plan
	2005	2004	2005	2004
Cost of interest	23	19	74	65
Real interest of assets	—	—	(11)	(7)

Total of costs, net	23	19	63	58

(d)	Sponsor contributions

	2005	2004
Mixed benefit plan — “Vale Mais” — income	(23)	(19)
Mixed benefit plan — “Vale Mais” — risk and proportional benefit	(54)	(45)
Complementary value (*)	(102)	(64)
Healt insurance plan for retired employee (*)	(12)	(10)

Total contributions	(191)	(138)

(*) Refers to actuarial liability
(e)	Actuarial and economic hypotheses

All calculation includes future projections in relation to certain parameters, for example: salaries, interest, inflation, benefits from social security, mortality, invalidity and others. No actuarial results can be analyzed without knowledge of the scenarios utilized in the evaluation.

The actuarial economic hypotheses were considering the long-term to their maturity, and must be analyzed from this point of view. They not necessarily are realizable in the short-term.

The evaluation was based on the following economic hypotheses:

	2005	2004
Economic assumptions

- Discount rate	13.4% p.a. (nominal)	13.4% p.a. (nominal)
- Expected return on plan assets	13.4% p.a. (nominal)	13.4% p.a. (nominal)
- Nominal growth index of medical costs	9.2% p.a.	9.2% p.a.
- Future salary increases	8.15% p.a. until 47 years	6.91% until 47 years
- Growth in social security benefits and limits	5.0% p.a.	5.0% p.a.
- Inflation	5.0% p.a.	5.0% p.a.
All assumptions were revised during 2005.

CVRD

7.20- Paid-up Capital
At the Ordinary General Meeting of 04/27/05, the Company’s capital was increased to R$ 14 billion through capitalization of part of the expansion reserve in the amount of R$ 6,700.
On August 18, 2004 the Extraordinary General Stockholders ´ Meeting approved the forward stock split. E ach share, common and preferred, is represented by three shares. After the split the Company’s capital comprises 1,165,677,165, of which 749,949,429 common shares and 415,727,736 class “A” preferred shares.
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
On December 31, 2005 the Company’s capital is held as follows:

					Number of shares
Stockholders	Commom	%	Preferred	%	Total	%
Valepar S.A.	392,147,133	52	—	—	392,147,133	34

Brazilian Government (National Treasury / BNDES/ INSS / FPS)	14,178	—	15,226,023	4	15,240,201	1

American Depositary Receipts — ADRs	196,433,872	26	190,162,779	46	386,596,651	34

FMP — FGTS	37,881,084	5	—	—	37,881,084	3

BNDESPar	50,289,430	7	364,333	—	50,653,763	4

Foreign — institutional investors	18,010,853	2	66,808,192	16	84,819,045	7

Brazil — institutional investors	25,071,898	4	71,196,249	17	96,268,147	8

Brazil — retail investors	15,955,471	2	71,958,702	17	87,914,173	8

Treasury stock in Brazil	14,145,510	2	11,458	—	14,156,968	1

Total	749,949,429	100	415,727,736	100	1,165,677,165	100

The members of the Board of Directors and Executive Board together own 43,761 common shares and 261,187 preferred shares.
7.21- American Depositary Receipts (ADR) Program
On June 2000, the Company obtained a registration from the United States Securities and Exchange Commission (SEC), for its preferred shares to be traded on the New York Stock Exchange (NYSE). On March 21, 2002, in connection with the sale of shares held by the BNDES and Brazilian Government, the common shares began to be traded on the NYSE. Each ADR represents 1 (one) preferred Class “A” or common share, traded under the codes “RIOPR” and “RIO”, respectively.
Since 09/07/04 each ADR was also split in 3 (three). In this way the proportion of 1 (one) ADR to each common or preferred share was maintained.
7.22- Treasury Stock
The Board of Directors, under the terms of Subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.
In 2005, the Company had acquired 14,145,510 common shares and 11,458 preferred shares, which are held in treasury in the amount of R$ 131. In 2005, 493 preferred shares were in treasury and were changed for Samitri ´s shares, a merged company. The 14,145,510 common shares guarantee a loan of the subsidiary Alunorte.

		Shares
						Average
Class		Quantity		Unit acquisition cost		quoted market price
	2005	2004	Average	Low	High	2005	2004
Preferred	11,458	11,951	17.12	4.67	17.47	70.97	47.93
Common	14,145,510	14,145,510	9.27	6.69	17.36	82.35	56.13

	14,156,968	14,157,461

CVRD

7.23- Remuneration of Stockholders
Briefly, the total remuneration paid stockholders’ in 2005 was as follows:

Deliberation	Payment	Fiscal year	R$
04/14/2005 — Interest on stockholders’ equity	4/30/2005	2004	(c)1,279
04/14/2005 — Interest on stockholders’ equity	4/30/2005	2005	1
10/13/2005 — Interest on stockholders’ equity	10/29/2005	2005	782
10/13/2005 — Dividends	10/29/2005	2005	1,028

Total paid in 2005			(b)3,090

Complementary remuneration for 2005 proposed			(a)2,750

Remunerations fiscal year 2005 (a + b - c)			4,561

The remuneration to stockholders proposed for 2005 was calculated as follows:

Net income for the year	10,443
Fiscal incentive reserve	(83)
Legal reserve	(522)
Realization of unrealized income reserve	109

Adjusted net income	9,947

Mandatory dividend amount — 25% (R$2.15 per outstanding share)	2,487

Statutory dividend on preferred shares (3% of net equity, R$0.61 per outstanding share)	253

Statutory dividend on preferred shares (6% of paid-up capital, R$0.72 per outstanding share)	300

Dividends/ Interest on stockholders ´equity (R$3.96 per outstanding share)	4,561

Pursuant to Ruling No. 207/96 of the Brazilian Securities Commission (CVM), the Company decided, as required by tax regulations, to account for interest on stockholders’ equity under the heading of “Financial expenses” and to reverse the same amount in a specific account. This, however, does not appear in the financial statements because it had no effect on the final net income, except for the tax impact recorded as “Income tax and social contribution”.

Proposed Appropriations of the Net Income for the Year
Funds provided:
Net income for the year	10,443
Realization of unrealized income reserve (*)	109

10,552

Funds used:

Legal reserve (5%)	522
Expansion/investment reserve	5,386
Fiscal incentives reserve	83
Interim interest on stockholders’ equity	783
Interim dividends	1,028
Additional remuneration proposed	2,750

10,552

(*)	The realization is based on the dividends received, write-off or disposal of investments and depreciation, write-off and disposal of property, plant and equipment.

CVRD

7.24- Financial Results
Consolidated

								( Unaudited )	Quarter
			4Q/05			3Q/05			4Q/04
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	12	(714)	(702)	(153)	388	235	(190)	323	133
Local debt	(25)	(75)	(100)	(19)	130	111	(55)	121	66
Related parties	(3)	—	(3)	(6)	1	(5)	(3)	370	367

	(16)	(789)	(805)	(178)	519	341	(248)	814	566
Labor, tax and civil contingencies	(23)	(27)	(50)	(65)	31	(34)	(31)	(28)	(59)
Derivatives, net of gain/losses (interest and currencies)	4	—	4	3	1	4	10	5	15
Derivatives, net of gain/losses (gold, aluminum and alumina)	(257)	(30)	(287)	(173)	13	(160)	(27)	9	(18)
CPMF	(48)	—	(48)	(35)	—	(35)	(38)	—	(38)
Others	(187)	159	(28)	(62)	(95)	(157)	(229)	1,243	1,014

	(527)	(687)	(1,214)	(510)	469	(41)	(563)	2,043	1,480

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	(6)	4	(2)	1	(13)	(12)	20	(511)	(491)
Marketable securities	70	237	307	60	(104)	(44)	70	(268)	(198)
Others	39	106	145	4	(227)	(223)	19	(1,081)	(1,062)

	103	347	450	65	(344)	(279)	109	(1,860)	(1,751)

Financial income (expenses), net	(424)	(340)	(764)	(445)	125	(320)	(454)	183	(271)

						Accumulated for
			2005			2004
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(323)	445	122	(675)	299	(376)
Local debt	(162)	279	117	(228)	113	(115)
Related parties	(20)	1	(19)	(55)	464	409

	(505)	725	220	(958)	876	(82)
Labor, tax and civil contingencies	(152)	(39)	(191)	(114)	(119)	(233)
Derivatives, net of gain/losses (interest and currencies)	6	3	9	2	3	5
Derivatives, net of gain/losses (gold, aluminum and alumina)	(423)	22	(401)	(213)	10	(203)
CPMF	(152)	—	(152)	(120)	—	(120)
Others	(354)	(96)	(450)	(463)	800	337

	(1,580)	615	(965)	(1,866)	1,570	(296)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	9	(1)	8	64	(757)	(693)
Marketable securities	225	(83)	142	159	(262)	(103)
Others	105	(566)	(461)	74	(982)	(908)

	339	(650)	(311)	297	(2,001)	(1,704)

Financial income (expenses), net	(1,241)	(35)	(1,276)	(1,569)	(431)	(2,000)

CVRD

Parent Company

						Accumulated for
			2005			2004
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(59)	145	86	(116)	148	32
Local debt	(18)	64	46	(22)	26	4
Related parties	(223)	396	173	(208)	335	127

	(300)	605	305	(346)	509	163
Labor, tax and civil contingencies	(141)	(36)	(177)	(113)	(119)	(232)
Derivatives, net of gain/losses (interest and currencies)	(4)	—	(4)	3	2	5
Derivatives, net of gain/losses (gold)	(27)	4	(23)	(25)	9	(16)
CPMF	(89)	—	(89)	(70)	—	(70)
Others	(114)	181	67	(216)	(287)	(503)

	(675)	754	79	(767)	114	(653)

		Monetary and			Monetary and
	Financial	exchange rate		Financial	exchange rate
	income	variation on assets	Total	income	variation on assets	Total
Related parties	51	(131)	(80)	62	(256)	(194)
Marketable securities	51	13	64	19	57	76
Others	37	(19)	18	21	(2)	19

	139	(137)	2	102	(201)	(99)

Financial income (expenses), net	(536)	617	81	(665)	(87)	(752)

7.25- Financial Instruments — Derivatives
The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.
The Company’s risk management follows policies and guidelines reviewed and approved by the Company ‘s executive management (Board of Directors and Executive Board). These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the financial results.
Interest Rate Risk
Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR — London Interbank Offered Rate. The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate TJLP, established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.
The interest rate derivatives portfolio consists mainly of instruments contracted to limit exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knockout provisions which, if triggered, eliminate the protection contracted.
Exchange Rate Risk
Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company’s revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of the Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.
The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.
The portion of debt denominated in euros and yens (main components of basket of currencies) is protected by derivatives to cover risks of exchange rate movements of these currencies.

CVRD

Commodities Price Risk
The prices of iron ore, the Company’s main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.
The Company uses hedge instruments to manage its exposure to changes in the price of gold, aluminum and alumina. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.
The unrealized gain or loss represents the present value of payable or receivable if all operations had been settled on the dates disclosed, as follows:

	Consolidated
	(Unaudited) 4Q/05
	Interest
	rates (libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 09/30/05	(15)	2	(81)	(221)	(67)	(382)
Financial settlement	2	—	9	23	24	58
Financial expenses, net	5	—	(30)	(150)	(77)	(252)
Monetary variations, net	(1)	—	(5)	(20)	(6)	(32)

Gains / (losses) unrealized on 12/30/05	(9)	2	(107)	(368)	(126)	(608)

	(Unaudited) 3Q/05
	Interest
	rates (libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 06/30/05	(21)	4	(70)	(127)	(51)	(265)
Financial settlement	2	(1)	6	15	16	38
Financial expenses, net	3	(1)	(21)	(116)	(35)	(170)
Monetary variations, net	1	—	4	7	3	15

Gains / (losses) unrealized on 09/30/05	(15)	2	(81)	(221)	(67)	(382)

	(Unaudited) 4Q/04
	Interest
	rates (libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains/ (losses) unrealized on 09/30/04	(89)	4	(91)	(186)	(106)	(468)
Financial settlement	34	—	6	—	—	40
Financial expenses, net	4	5	(21)	34	(41)	(19)
Monetary variations, net	6	—	9	—	—	15

Gains / (losses) unrealized on 12/31/04	(45)	9	(97)	(152)	(147)	(432)

	2005
	Interest
	rates (libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 12/31/04	(45)	9	(97)	(152)	(147)	(432)
Financial settlement	21	(2)	27	88	82	216
Financial expenses, net	11	(5)	(44)	(305)	(73)	(416)
Monetary variations, net	4	—	7	1	12	24

Gains / (losses) unrealized on 12/31/05	(9)	2	(107)	(368)	(126)	(608)

	2004
	Interest
	rates (libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 12/31/03	(136)	16	(92)	(59)	(52)	(323)
Financial settlement	86	(7)	10	—	—	89
Financial expenses, net	1	1	(25)	(93)	(95)	(211)
Monetary variations, net	4	(1)	10	—	—	13

Gains / (losses) unrealized on 12/31/04	(45)	9	(97)	(152)	(147)	(432)

CVRD

	Controladora
	2005
	Interest rates
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/04	(9)	9	(55)	(55)
Financial settlement	8	(2)	15	21
Financial expenses, net	1	(5)	(27)	(31)
Monetary variations, net	—	—	4	4

Gains / (losses) unrealized on 12/31/05	—	2	(63)	(61)

	2004
	Interest rates
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/03	(136)	16	(92)	(212)
Financial settlement	122	(7)	53	168
Financial expenses, net	2	1	(25)	(22)
Monetary variations, net	3	(1)	9	11

Gains / (losses) unrealized on 12/31/04	(9)	9	(55)	(55)

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2008
7.26- Administrative and Other Operating Expenses

	(Unaudited)		Quarter	Consolidated		Parent Company
Administrative	4Q/05	3Q/05	4Q/04	2005	2004	2005	2004
Personnel	115	138	135	460	434	263	202
Services of technical consulting, groundwork and stand-by	99	89	34	335	229	94	104
Advertising and publicity	44	24	32	113	68	112	61
Depreciation	49	33	31	141	116	68	39
Travel expenses	14	10	19	48	39	41	25
Rents and taxes	16	6	52	56	86	31	31
Community aborigine	4	4	—	17	—	17	—
Others	41	29	59	110	153	59	69

Total	382	333	362	1,280	1,125	685	531

	(Unaudited)		Quarter	Consolidated		Parent Company
	4Q/05	3Q/05	4Q/04	2005	2004	2005	2004
Other operating expenses (income)
Provisions for contingencies	97	117	124	275	277	86	166
Provision for loss on ICMS credits	23	16	26	40	130	—	90
Provision for profit sharing	70	53	41	230	196	180	176
Donations	34	10	7	76	34	66	27
Others	(19)	92	173	213	318	(97)	89

Total	205	288	371	834	955	235	548

CVRD

7.27- Concessions and Leases
(a)	Railroad — Companies

The Company and some of its group companies entered into agreements with the Brazilian government, through the Ministry of Transport, for concession, exploitation and development of public rail cargo transport services and for lease of the assets destined for rendering these services.

The concessions periods are, by railroad:

End of
Railroad	concession period
Vitória-Minas (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Malha Centro-Leste (indirect via FCA)	August 2026
Malha Sudoeste (indirect via MRS)	December 2026

(*)	Concessions with no disbursement
The concessions will expire upon one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.
Concessions and leasing from controlled companies are accounting treated as operating leasing and present the following characteristics:

	FCA	MRS
1) Total installments	112	83
2) Frequency of payment	Quarterly	Quarterly
3) Update index	IGP-DI FGV	IGP-DI FGV
4) Total installment paid	30	34
5) Installment current value
Concession	$1	$2
Leasing	$28	$40
(b)	Ports

The Company owns specialized port terminals as listed below:

Terminal (*)	Localization	End of concession period
Tubarão Terminal	Vitória - ES	2020
Praia Mole Terminal	Vitória - ES	2020
Various Products Terminal	Vitória - ES	2020
Vila Velha Terminal	Vila Velha - ES	2023
Paul Quay	Vila Velha - ES	2005
Liquid Bulk Terminal	Vitória - ES	2020
Ponta da Madeira Maritime Terminal — Pier I	São Luís - MA	2018
Ponta da Madeira Maritime Terminal — Pier II	São Luís - MA	2010
Ponta da Madeira Maritime Terminal — Pier III	São Luís - MA	2018
Inácio Barbosa Maritime Terminal	Aracaju - SE	2012

(*)	Concessions with no disbursement

CVRD

(c)	Hydroelectric Projects

The Company develops projects of electricity generation with the objective of self-supply. The projects in which the Company has investments are:

Project	Start-up of operations	% Participation
Funil	In operation	51.00
Candonga	In operation	50.00
Igarapava	In operation	38.15
Porto Estrela	In operation	33.33
Aimorés	In operation	51.00
Capim Branco I	February 2006	48.42
Capim Branco II	2007	48.42
Estreito	2009	30.00
Foz do Chapecó (*)	—	40.00

(*)	In 02/10/06 CVRD celebrated with Furnas Centrais Elétricas (Furnas) a contract to sell the interest of 40% in the consortium to build and operate the hydroelectric plant Foz do Chapecó for R$ 9.
7.28- Effects on the Statements if Price-Level Restatement were Applied (unaudited)
The main difference between the financial statements prepared according to statutory accounting practices and those according to the price-level restatement method is due to the recognition, in the latter, of the net monetary restatement of permanent assets and stockholders’ equity.
The Balance Sheet and the Statement of Income by monetary restatement, at December 31, 2005 price levels (indexed by the IGP-M of Fundação Getúlio Vargas) is as follows:
BALANCE SHEET

Years ended December 31

	Consolidated		Parent Company
	2005	2004	2005	2004
Assets
Current assets	12,424	11,974	5,304	4,784
Non-Current
Long — Term Receivable	3,626	3,331	1,481	1,886
Investments	7,136	7,153	34,493	29,510
Property, plant and equipment	53,261	43,925	28,461	22,852
Deferred charges	1,467	1,462	—	—

	61,864	52,540	62,954	52,362

	77,914	67,845	69,739	59,032

Liabilities and stockholders’ equity
Current liabilities	11,667	9,437	10,061	6,875
Non — Current
Long-term liabilities	17,066	16,287	13,457	12,101
Deferred income	9	10	—	—
Minority interests	2,951	2,055	—	—
Stockholders’ equity
Paid-up capital	14,113	7,502	14,113	7,502
Capital reserves	5,989	5,783	5,989	5,783
Revenue reserves	26,119	26,771	26,119	26,771

	46,221	40,056	46,221	40,056

	77,914	67,845	69,739	59,032

CVRD

STATEMENT OF INCOME

Years ended December 31

	Consolidated		Parent Company
	2005	2004	2005	2004
Operating revenues	35,385	31,360	18,114	14,891
Value Added taxes	(1,359)	(1,595)	(1,005)	(752)

Net operating revenues	34,026	29,765	17,109	14,139
Cost of products and services	(16,328)	(15,262)	(9,611)	(7,722)

Gross profit	17,698	14,503	7,498	6,417
Gross margin	52.0%	48.7%	43.8%	45.4%
Operating expenses, net	(4,404)	(4,401)	(1,213)	(1,662)

Operating profit before financial results and results of equity investments	13,294	10,102	6,285	4,755
Results of equity investments	270	169	5,510	3,927

Operating profit	13,564	10,271	11,795	8,682
Results on sale of assets	298	595	—	367

Income before income tax and social contribution	13,862	10,866	11,795	9,049
Income tax and social contribution	(2,371)	(2,490)	(1,340)	(1,476)

Income before minority interest	11,491	8,376	10,455	7,573
Minority interest	(1,036)	(803)	—	—

Net income for the year	10,455	7,573	10,455	7,573

7.29- Insurance
Operational Risks
CVRD has an extensive risk management program that provides coverage and protection for all its assets as well as against possible losses from production interruptions, through All Risks policy. This program includes on-site inspection and training carried out by the various risk committees constituted by the Company, its subsidiaries and associated companies. The Company tries to harmonize risks in all areas and provide single and uniform treatment, and also seeking coverage in the domestic and international markets at levels compatible with an enterprise the size of CVRD.
Insurance
In order to provide the best instruments for more efficient risk management and to seek alternatives due to the crisis in the international insurance market, CVRD in 2002 established a captive reinsurer. This entity was created for the purpose of improving risk management and to provide a more efficient instrument for negotiation and market penetration, serving exclusively to underwrite the risks of the companies of the Group, in Brazil and abroad. Besides this, intensified action by the risk committees is being undertaken to accomplish technical recommendation from insurance and reinsurance market during annual inspections and are aligned with the group investments.
7.30- Profit Sharing Plan
The employee profit sharing plan is linked to financial-economic results as measured by indicators such as operational cash flow and by the meeting of performance targets for each unit and individual performance.
7.31- Subsequent Events
CVRD issues US$ 1.0 billion of 10-year notes
On January, 2006 CVRD ´s wholly owned Finance subsidiary Vale Overseas Limited issued US$ 1 billion 10-year 6.250% notes, payable semi-annually due 2016, at a price of 99.97 % of the principal amount.
CVRD ´s tender offer
On January 2006 CVRD ´s wholly owned Finance subsidiary Vale Overseas Limited concluded a tender offer US$ 300 million 9.000% Guaranteed Notes due 2013.

CVRD

Merger of Caemi
On January, 2006, shareholders of Valepar S.A. (Valepar), the controlling shareholder of CVRD, to be issued by CVRD, approved a proposal of CVRD senior management to exchange all outstanding preferred shares of Caemi. The Board of Directors ratified the proposal. All 1,558,963,806 of outstanding Caemi preferred shares (according to Article 4, paragraph 2 of 6.404/76) will be changed to preferred shares to be issued by CVRD.
Each non-controlling Caemi shareholder will receive 0.04115 preferred shares of CVRD for each Caemi preferred share. This exchange ratio reflects the stock market price behavior of both shares over the last 90 days.
CVRD currently owns 100% of Caemi’s common shares and 40.06% of Caemi’s preferred shares, for a total of 60.23% of its total capital. After the completion of the stock merger, CVRD will own all Caemi shares.
Capex Budget
On January, 2006, the Board of Directors of CVRD approved the capex budget for 2006 in the amount of R$ 11.8 billion (US$ 4.6 billion).

CVRD

8- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Year ended December 31, 2005			Millions of reais
			Accounting Information
	Participation (%)		Assets			Liabilities and stockholder’s equity			Statement of income
			Non-current assets				Non-current liabilities
					Investments,		Long-term,
					property plant		deferred			Cost of
					and equipment		income and	Adjusted		products	Operating	Non-		Adjusted net
			Current		and deferred		minority	stockholder’s	Net	and	income	operating	Income	income
	Total	Voting	Assets	Long-term	charges	Current	interest	equity	revenues	services	(expenses)	result	tax and	(loss)
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	—	7	2,756	12	1,050	1,701	—	—	1,126	—	—	1,126
ALBRAS — Aluminio Brasileiro S.A.	51.00	51.00	636	1,096	1,071	923	748	1,131	1,954	(1,376)	(394)	(6)	—	178
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	485	159	3,208	439	1,329	2,084	1,469	(1,007)	(65)	(1)	(62)	334
Brasilux S .A .	100.00	100.00	3	35	1	15	—	24	—	—	(3)	—	—	(3)
Caemi Mineração e Metalurgia S.A.(b)	60.23	100.00	2,551	96	1,790	705	850	2,882	4,346	(1,814)	(414)	121	(480)	1,759
Compañia Minera Andino-brasileira Ltd — CMAB	100.00	100.00	—	—	—	—	—	—	—	—	(4)	—	—	(4)
Compañia Minera Latino Americana — CMLA	100.00	100.00	1	—	—	1	—	—	—	—	(45)	—	—	(45)
Companhia Paulista de Ferro Ligas	100.00	100.00	40	155	4	119	79	1	—	—	(25)	(2)	(7)	(34)
Companhia Portuária Baia de Sepetiba	100.00	100.00	93	6	164	15	—	248	178	(66)	12	—	(41)	83
Compagnie Miniere Trois Riviere — CMTR	100.00	100.00	8	—	—	4	—	4	—	—	(48)	—	—	(48)
CVRD Holdings GMBh	100.00	100.00	—	—	1,769	1,872	—	(103)	—	—	(103)	—	—	(103)
CVRD Overseas Ltd.	100.00	100.00	774	805	803	1,689	47	646	2,824	(2,111)	(53)	—	—	660
Docepar S.A.	100.00	100.00	13	312	—	19	263	43	—	—	6	—	(1)	5
Ferrovia Centro — Atlântica S.A.	100.00	100.00	325	141	1,403	337	1,653	(121)	671	(729)	(102)	—	—	(160)
Ferro Gusa Carajás S.A.	77.97	77.97	58	—	257	191	1	123	—	—	(14)	—	—	(14)
Florestas Rio Doce S.A.	100.00	100.00	54	36	4	12	28	54	—	—	(13)	(1)	2	(12)
Gevale-Ind Mineira Ltda.	51.00	51.00	3	—	—	—	—	3	—	—	(9)	—	—	(9)
Itabira Rio Doce Company Limited — ITACO	100.00	100.00	5,846	6,592	4,083	4,727	4,907	6,887	13,861	(10,732)	996	1	2	4,128
Mineração Tacumã Ltda.	100.00	100.00	—	—	1,424	16	1,525	(117)	—	—	(142)	—	—	(142)
Navegação Vale do Rio Doce S.A. — DOCENAVE	100.00	100.00	272	32	719	95	606	322	86	(32)	55	—	(23)	86
Rio Doce Austrália Pty Ltd	100.00	100.00	5	—	—	—	—	5	—	—	(15)	—	—	(15)
Rio Doce Argentina	100.00	100.00	7	—	—	—	—	7	—	—	(2)	—	—	(2)
Rio Doce Limited	100.00	100.00	160	319	375	165	1	688	437	(463)	78	—	(3)	49
Rio Doce International Finance Ltd.	100.00	100.00	1,806	2,243	1	483	453	3,114	—	—	55	—	—	55
Rio Doce Manganèse Europe — RDME	100.00	100.00	286	—	74	154	2	204	474	(442)	(103)	(2)	(3)	(76)
Rio Doce Manganése Norway AS	100.00	100.00	57	—	68	39	23	63	88	(78)	(50)	—	—	(40)
Rio Doce Manganês S.A.	100.00	100.00	562	157	419	303	201	634	907	(613)	(187)	(6)	(43)	58
Rio Doce Moçambique	100.00	100.00	5	—	—	—	—	5	—	—	(14)	—	—	(14)
Rio Doce South Africa	100.00	100.00	6	—	—	—	—	6	—	—	(54)	—	—	(54)
Salobo Metais S.A.	100.00	100.00	3	—	838	1	578	262	—	—	—	—	—	—
Thetys Mining LLC	100.00	100.00	—	—	—	3	—	(3)	—	—	(15)	—	—	(15)
TVV — Terminal de Vila Velha S.A.	100.00	100.00	41	6	57	18	6	80	108	(77)	(1)	—	(10)	20
Urucum Mineração S.A.	100.00	99.89	84	18	73	40	88	47	173	(82)	(54)	(1)	(16)	20
Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	961	6	566	433	351	749	3,018	(2,734)	(133)	—	(92)	59
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	135	52	225	139	85	188	756	(528)	(25)	(2)	(80)	121
Companhia Hispano-Brasileira de Pelotização — HISPA NOBRÁS	50.89	51.00	230	46	75	188	51	112	725	(492)	(23)	—	(74)	136
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	197	56	72	154	69	102	664	(464)	(28)	—	(64)	108
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	349	71	122	242	31	269	1,207	(875)	(49)	—	(102)	181
Gulf Industrial Investment Co.-GIIC	50.00	50.00	288	—	126	113	12	289	934	(520)	(99)	—	—	315
Minas da Serra Geral S.A. — MSG	50.00	50.00	26	11	93	6	25	99	19	(12)	(17)	1	—	(9)
Mineração Rio do Norte S.A.	40.00	40.00	174	420	988	541	109	932	990	(501)	3	(15)	(52)	425
MRS Logistica S.A.	29.35	29.35	624	284	1,121	912	488	629	1,717	(934)	(145)	(29)	(199)	(410)
Samarco Mineração S.A.	50.00	50.00	566	112	1,250	841	200	887	2,449	(805)	(153)	(8)	(254)	1,229
Valosul Aluminio S.A.	54.51	54.51	146	00	125	47	33	254	493	(458)	(13)	2	(22)	2
Baovale Mineração	50.00	50.00	42	—	54	1	—	95	29	(3)	(17)	—	(3)	4
Nova Era Silicon S.A.	49.00	49.00	27	15	47	30	37	22	100	(85)	(22)	—	(3)	(10)
     Notes:
(a)	The amounts above correspond to totals presented in the financial statements of these companies on December 31, 2005 adjusted and unaudited; and
(b)	The financial statements of Caemi are consolidated and include R$ 178 of minority interests and capital gains of R$ 298 due to selling of QCM, adjusted as non — operating result.
       Additional information of the main investees companies available on the CVRD website, www.cvrd.com.br, investors relations.

CVRD

9- Report of the Independent Accountants
(A free translation of the original opinion in Portuguese expressed on Financial Statements prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)
To the Board of Directors and Stockholders of
Companhia Vale do Rio Doce
Rio de Janeiro – RJ
1- We have audited the accompanying balance sheets of Companhia Vale do Rio Doce, holding company and consolidated, as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders’ equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The audits of the financial statements for the years ended December 31, 2005 and 2004 of certain subsidiaries, jointly-owned and associated companies, mentioned in note 7.14, accounted for by the equity method, were carried out by other independent auditors and our opinion, in regard to these investments as of December 31, 2005 in the amount of R$7,386 million and as of December 31, 2004, in the amount of R$6,749 million and the earnings therefrom for the years ended December 31, 2005 and 2004 in the amounts of R$4,058 million and R$2,231 million, respectively, is based solely on the reports of these other auditors.
2- Our audits were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit, considering the materiality of the amounts presented, the volume of transactions and the Company’s and its investees accounting and internal control systems; (b) examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements; and (c) the evaluation of the accounting practices followed and significant estimates made by management, as well as the presentation of the financial statements taken as whole.
3- In our opinion, based on our audits and on the reports of the other auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce, holding company and consolidated, as of December 31, 2005 and 2004, the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.
4- Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in the paragraph 1, taken as a whole. The statements of cash flows (holding company and consolidated) and value added (holding company and consolidated) are presented for purposes of additional information and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.
Rio de Janeiro, March 6, 2006

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Independent Auditors	Accountant

CVRD

10- Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2005
The Fiscal Council of Companhia Vale do Rio Doce, in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Stockholders’ Equity, Statement of Changes in Financial Position and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2005, and based on the opinion of the independent accountants, is of the opinion that the mentioned information, examined in light of applicable corporate legislation, which does not require information to be stated in currency of constant purchasing power, should be approved by the Annual Stockholders’ General Meeting.
March 6 st, 2006

Marcelo Amaral Moraes	Aníbal Moreira dos Santos
Chairman

Joaquim Vieira Ferreira Levy	José Bernardo de Medeiros Neto

CVRD

11- Opinion of the Board of Directors on the Annual Report and Financial Statements at December 31, 2005
The Board of Directors of Companhia Vale do Rio Doce, having examined the Annual Report, Balance Sheet and other Financial Statements of the Company relative to the fiscal year ended December 31, 2005, unanimously approved said proposal.
In view of this, the Board is of the opinion that the mentioned documents should be approved by the Annual Stockholders’ General Meeting.
March 6st, 2006

Sérgio Ricardo Silva Rosa	Mário da Silveira Teixeira Júnior
Chairman	Member

Arlindo Magno de Oliveira	Oscar Augusto de Camargo Filho
Member	Member

Erik Person	Eduardo Fernando Jardim Pinto
Member	Member

Jaques Wagner	Francisco Augusto da Costa e Silva
Member	Member

Hiroshi Tada	Jorge Luiz Pacheco
Member	Member

Renato da Cruz Gomes
Member

CVRD

B – Additional Information
12	- Management’s Discussion and Analysis of the Operating Results for the Year Ended December 31, 2005 and Supplemental Information
According to corporate governance best practices and with the objective of increasing the transparency of operations, CVRD presents additional information which was reviewed by independent auditors.
As a result of the analysis some general aspects must be considered, as follows:
About 87% of the consolidated gross revenue and 28% of consolidated total cost for 2005 are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate variation between the two currencies have a significant impact on the operating results.
Approximately 86% of consolidated short-term and long-term loans for 2005 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses and income.
The average Dollar rate fell 16.8% between periods (R$ 2.4341 in 2005 against R$ 2.9257 in 2004), partially offset by price increases, and the end rate fell 11.8% (R$ 2.3407 in 2005 against R$ 2.6544 in 2004).
In 2005, iron ore prices increased by 71.5% and pellets prices increased by 86.4%.
The consolidated Trade Balance was:

	Consolidated (in US$ million)
	Quarter (Unaudited)			Accumulated
	4Q/05	3Q/05	4Q/04	2005	2004
Exports	2,011	1,723	1,364	7,021	5,534
Imports	(173)	(134)	(252)	(682)	(916)

	1,838	1,589	1,112	6,339	4,618

12.1- Comments on Consolidated Operating Results
12.1.1- Gross Revenue
Sales volume and revenues by products and services:

	In thousands of metric tons
	(except railroad transportation)						In millions of reais
	Quarter			Accumulated			(Unaudited)		Quarter	Accumulated
	4Q/05	3Q/05	4Q/04	2005	2004	Δ%	4Q/05	3Q/05	4Q/04	2005	2004	Δ%
Iron ore	56,007	55,203	51,165	213,338	190,651	12	4,404	4,463	2,954	16,693	11,030	51
Pellets (*)	11,604	8,774	10,230	38,851	39,230	(1)	1,958	1,644	1,177	6,745	4,596	47

	67,611	63,977	61,395	252,189	229,881	10	6,362	6,107	4,131	23,438	15,626	50

Manganese	244	271	320	907	999	(9)	40	49	47	214	178	20
Ferroalloys	124	136	112	547	542	1	232	226	547	1,274	1,906	(33)

							272	275	594	1,488	2,084	(29)

Copper	112	96	139	398	269	48	294	214	324	937	592	58
Potash	176	197	165	640	630	2	92	111	98	359	362	(1)
Kaolin	355	280	311	1,218	1,207	1	114	98	113	428	468	(9)

							500	423	535	1,724	1,422	21

Railroad transportation (millions of TKU) (**)	8,705	10,468	9,371	37,525	38,271	(2)	575	694	550	2,405	2,125	13
Port services	7,622	8,315	6,910	30,530	28,697	6	111	142	118	490	450	9
Maritime transportation	—	—	—	—	—	—	95	102	121	396	450	(12)

							781	938	789	3,291	3,025	9

Aluminum	131	122	119	498	477	4	571	537	606	2,300	2,439	(6)
Alumina	403	504	366	1,738	1,678	4	268	333	411	1,199	1,315	(9)
Bauxite	1,544	1,422	1,529	5,600	5,429	3	94	86	73	358	301	19

							933	956	1,090	3,857	4,055	(5)

Steel	—	—	—	—	—	—	338	340	623	1,509	2,731	(45)
Other products and services	—	—	—	—	—	—	18	3	22	43	77	(44)

							9,204	9,042	7,784	35,350	29,020	22

(*)	Includes revenues derived from services provided to pelletizing join ventures in the amounts of R$ 19, R$ 19, R$ 20, R$ 71 and R$ 77 referring to the 4Q/05, 3Q/05, 4Q/04, 2005 and 2004, respectively.

(**)	The company carried through its railroad system 6,373, 8,242, 6,806, 28,379 and 28,214 million of TKUs of general cargo and 2,332, 2,226, 2,565, 9,146 and 10,057 million of TKUs of iron ore for third parties in 4Q/05, 3Q/05, 4Q/04, 2005 and 2004, respectively.

CVRD

The 22% gross revenue increase, from R$ 29,020 to R$ 35,350 was due to:
•	Reference price increase of 71.5% to iron ore and 86.4% to pellets;

•	Increase of copper prices;

•	Increase of railroad and port services prices; and

•	Increase of iron ore and copper volumes sold (copper started its operations in June, 2004 compared with a whole year of trading in 2005).
The above effects were partially offset by:
•	The devaluation of the average dollar compared with the real was 17%;

•	CST sale in the second half of 2004; and

•	Decrease in ferroalloys prices (due to increase of offer began by the end of 2004) and the decline of manganese volume sold.
Gross Consolidated Revenue by Segment

				Holdings				(Unaudited)		Quarter		Acumulated
		Non —
	Ferrous	Ferrous
	Minerals	Minerals	Logistics	Aluminum	Steel	4Q/05%		3Q/05%		4Q/04%		2005	%	2004	%
External market
Americas, except United States	471	—	16	113	—	600	7	518	6	744	10	2,385	7	2,096	7
United States	187	9	—	93	338	627	7	560	6	890	11	2,647	7	3,272	11
Germany	588	95	—	—	—	683	7	734	8	574	7	2,774	8	2,168	7
France	286	14	—	—	—	300	3	277	3	280	4	1,156	3	1,169	4
England	151	—	—	4	—	155	2	124	1	103	1	590	2	293	1
Europe, except for Germany, France and England	705	168	11	325	—	1,209	13	1,316	15	957	12	5,132	15	4,382	15
Middle East/Africa/Oceania	569	1	—	62	—	632	7	596	7	386	5	2,285	6	1,333	5
China	1,692	32	8	27	—	1,759	19	1,430	16	842	11	5,154	15	3,079	11
South Korea	308	8	—	—	—	316	3	322	4	291	4	1,015	3	890	3
Japan	552	25	—	233	—	810	9	795	9	651	8	3,044	9	2,528	9
Ásia, other than China, South Korea and Japan	221	36	—	1	—	258	3	238	3	240	3	1,095	3	880	3

	5,730	388	35	858	338	7,349	80	6,910	78	5,958	76	27,277	78	22,090	76
Brazil	930	113	732	80	—	1,855	20	2,132	22	1,826	24	8,073	22	6,930	24

Total	6,660	501	767	938	338	9,204	100	9,042	100	7,784	100	35,350	100	29,020	100

	Denominated in		(Unaudited)				Quarter		Accumulated
	R$	US$	4Q/05%		3Q/05%		4Q/04%		2005	%	2004	%	Δ%
Personnel	395	24	419	10	377	9	374	10	1,451	9	1,412	10	3
Material	641	136	777	18	821	20	674	17	3,105	19	2,325	16	34
Oil and gas	430	89	519	12	458	11	441	11	1,829	11	1,597	11	15
Outsourced services	770	222	992	23	862	21	738	19	3,406	21	2,474	18	38
Energy	353	9	362	8	361	9	381	10	1,412	9	1,253	9	13
Raw Material	7	587	594	13	482	12	558	15	2,239	14	2,520	18	(11)
Depreciation and depletion	379	14	393	9	366	9	306	8	1,468	9	1,191	8	23
Amortization of goodwill	95	—	95	2	95	2	96	3	382	2	384	3	(1)
Others	110	146	256	5	286	7	269	7	1,019	6	967	7	5

Total	3,180	1,227	4,407	100	4,108	100	3,837	100	16,311	100	14,123	100	15

	72%	28%

The 15% increase (R$ 2,188) in the cost of products and services (R$ 16,311 in 2005 against R$ 14,123 in 2004) is due to increase in sales volumes and changes in the prices of materials, oil, energy and services which comprise production cost during the period.

CVRD

12.1.3 — Selling expenses
Selling expenses decreased by 17.5%, from R$ 412 in 2004 to R$ 340 in 2005, basically due to sale of CST in the second half of 2004 and less commission on sales.
12.1.4 — Administrative expenses
Administrative expenses increased by 13.8%, from R$ 1,125 in 2004 to R$ 1,280 in 2005, basically due to personnel agreements and expenses with technical consulting services and groundwork.
12.1.5 — Research and development
Research and development increased by 52.7%, from R$ 440 in 2004 to R$ 672 in 2005, reflecting 0 expansion plan to diversify production and expansion of production to attend world demand.
12.1.6 — Other operating expenses
Other operating expenses decreased by R$ 116, from R$ 955 in 2004 to R$ 834 in 2005, basically due to less need of provision for loss with ICMS credits.
12.1.7 — Net Financial Results
The net financial result had an impact of R$ 724 (expense of R$ 1,276 in 2005 compared to expense of R$ 2,000 in 2004) due to exchange rate variation effect of the Real against the dollar over the foreign debt, the reduction of financial expenses due to decrease of average debt and amount increase of revenues due to increase of rates over marketable securities abroad.
12.1.8 — Income Tax and Social Contribution
Income tax and social contribution reflect an expense of R$ 2,368 in 2005 compared with an expense of R$ 1,810 in 2004, mainly caused by increase of taxable income.
12.1.9 — Cash generation
The operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion more dividends received) was R$ 16,701 in 2005, against R$ 12,249 in 2004, an increase of 36,3%.
EBITDA

	(Unaudited)		Quarter	Accumulated
	4Q/05	3Q/05	4Q/04	2005	2004
Net operating revenue	8,916	8,805	7,384	33,993	27,544
Cost of products and services	(4,407)	(4,108)	(3,837)	(16,311)	(14,123)
Operating expenses	(850)	(932)	(1,014)	(3,126)	(3,115)

Operating profit	3,659	3,765	2,533	14,556	10,306
Depreciation/amortization of goodwill	538	495	440	1,994	1,694

	4,197	4,260	2,973	16,550	12,000
Dividends received	3	58	30	151	66
Non-recurring item — amortization of goodwill Samitri	—	—	—	—	183

EBITDA	4,200	4,318	3,003	16,701	12,249

Current liabilities
Current portion of long-term debt — unrelated parties	2,940	1,628	2,526	2,940	2,526
Short-term debt	517	708	515	517	515
Related parties	81	69	106	81	106

	3,538	2,405	3,147	3,538	3,147

Long-term liabilities
Long-term debt — unrelated parties	9,066	7,146	9,045	9,066	9,045
Related parties	3	3	41	3	41

	9,069	7,149	9,086	9,069	9,086

Gross debt	12,607	9,554	12,233	12,607	12,233

Interest paid	153	206	213	735	965
Stockholders’ equity	24,052	25,974	18,170	24,052	18,170
EBITDA (LTM)/Interest paid (LTM)	22.72	19.51	12.69	22.72	12.69
EBITDA Margin (LTM)	49%	47%	44%	49%	44%
EBIT Margin (LTM)	43%	43%	38%	43%	38%
Gross debt/EBITDA (LTM)	0.75	0.62	1.00	0.75	1.00
Gross debt/Equity Capitalization	34	27	40	34	40

CVRD

Consolidated EBITDA by Segment

	(Unaudited)					Quarter	Accumulated
Segments	4Q/05	% of total	3Q/05	% of total	4Q/04	% of total	2005	% of total	2004	% of total
Ferrous minerals	3,528	82%	3,671	83%	2,062	69%	13,582	81%	7,947	65%

Non-ferrous minerals	157	4%	84	2%	82	3%	428	3%	309	3%

Logistics	221	5%	340	6%	277	9%	1,217	7%	1,234	10%

Holdings

Aluminum	339	8%	305	7%	520	17%	1,446	9%	1,965	16%

Steel	46	1%	68	2%	62	2%	298	2%	794	6%

Others	(91)	0%	(150)	0%	—	0%	(270)	-2%	—	0%

	4,200	100%	4,318	100%	3,003	100%	16,701	100%	12,249	100%

Segment and geographical information
The business areas of the Company are, at present, organized as:
Ferrous — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.
Non-ferrous — comprises the production of non-ferrous minerals.
Logistics — comprises transportation systems as they pertain to the operation of ships, ports and railroads for third-party cargos.
Holdings — divided into the following sub-groups:
Aluminum — comprises aluminum trading activities, alumina refining and investments in joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.
Steel — comprises investments in joint ventures and affiliates engaged in steel.
Others — comprises investments in joint ventures and affiliates engaged in other businesses.

CVRD

12.1.10 — Statement of Income by Segment
Years ended December 31

	In millions of Reais
	2005
				Holdings
		Non-
	Ferrous	ferrous					Corporate
	minerals	minerals	Logistics	Aluminium	Steel	Others	curter	Total
Operating revenues
Sales of ore and metals
Iron ore and pellets	23,438	—	—	—	—	—	—	23,438
Manganese and ferroalloys	1,488	—	—	—	—	—	—	1,488
Copper	—	937	—	—	—	—	—	937
Potash	—	359	—	—	—	—	—	359
Kaolin	—	428	—	—	—	—	—	428

	24,926	1,724	—	—	—	—	—	26,650
Transport services	—	—	3,291	—	—	—	—	3,291
Sales of aluminum-related products	—	—	—	3,857	—	—	—	3,857
Sales os steel products	—	—	—	—	1,509	—	—	1,509
Other products and services	33	1	—	9	—	—	—	43

	24,959	1,725	3,291	3,866	1,509	—	—	35,350

Vale Added taxes	(701)	(62)	(494)	(100)	—	—	—	(1,357)

Net operational revenues	24,258	1,663	2,797	3,766	1,509	—	—	33,993

Cost of products and services
Ores and metals	(9,531)	(1,054)	—	—	—	—	—	(10,585)
Transport services	—	—	(1,977)	—	—	—	—	(1,977)
Aluminum-related products	—	—	—	(2,361)	—	—	—	(2,361)
Steel products	—	—	—	—	(1,364)	—	—	(1,364)
Other products and services	(21)	(2)	—	(1)	—	—	—	(24)

	(9,552)	(1,056)	(1,977)	(2,362)	(1,364)	—	—	(16,311)

Gross profit	14,706	607	820	1,404	145	—	—	17,682

Gross margin	60.6%	36.5%	29.3%	37.3%	9.6%	—	—	52.0%

Operational expenses
Selling	(242)	(53)	(12)	(27)	(6)	—	—	(340)
Administrative	(990)	(46)	(81)	(141)	(20)	(2)	—	(1,280)
Research and development	(210)	(184)	(10)	(14)	—	(254)	—	(672)
Other operating expenses	(716)	(51)	(52)	3	(2)	(16)	—	(834)

	(2,158)	(334)	(155)	(179)	(28)	(272)	—	(3,126)

Operating profit (loss) before financial results and result of equity investments	12,548	273	665	1,225	117	(272)	—	14,556
Results of equity investments
Gain on investments accounted by the equity method	94	—	—	—	397	1	—	492
Amortization of goodwill	(223)	—	—	—	—	—	—	(223)
Provision for losses	—	—	—	—	—	—	—	—

	(129)	—	—	—	397	1	—	269

Financial result
Financial expenses, net	—	—	—	—	—	—	(1,240)	(1,240)
Monetary and exchange rate variation, net	—	—	—	—	—	—	(36)	(36)

	—	—	—	—	—	—	(1,276)	(1,276)

Operating profit (loss)	12,419	273	665	1,225	514	(271)	(1,276)	13,549
Results on sale of assets	—	—	—	—	—	298	—	298

Income (loss) before income tax and social contribution	12,419	273	665	1,225	514	27	(1,276)	13,847
Income tax and social contribution	(2,136)	(3)	(98)	(95)	(46)	10	—	(2,368)

Income (loss) before minority interests	10,283	270	567	1,130	468	37	(1,276)	11,479
Minority interests	(619)	—	(121)	(230)	—	(66)	—	(1,036)

Income (loss) for the year	9,664	270	446	900	468	(29)	(1,276)	10,443

CVRD

	In millions of Reais
	2004
				Holdings
		Non-
	Ferrous	ferrous					Corporate
	minerals	minerals	Logistics	Aluminium	Steel	Others	curter	Total
Operating revenues
Sales of ore and metals
Iron ore and pellets	15,626	—	—	—	—	—	—	15,626
Manganese and ferroalloys	2,084	—	—	—	—	—	—	2,084
Copper	—	592	—	—	—	—	—	592
Potash	—	362	—	—	—	—	—	362
Kaolin	—	468	—	—	—	—	—	468

	17,710	1,422	—	—	—	—	—	19,132
Transport services	—	—	3,025	—	—	—	—	3,025
Sales of aluminum-related products	—	—	—	4,055	—	—	—	4,055
Sales os steel products	—	—	—	—	2,731	—	—	2,731
Other products and services	68	1	—	8	—	—	—	77

	17,778	1,423	3,025	4,063	2,731	—	—	29,020
Vale Added taxes	(738)	(77)	(462)	(112)	(87)	—	—	(1,476)

Net operational revenues	17,040	1,346	2,563	3,951	2,644	—	—	27,544

Cost of products and services
Ores and metals	(7,873)	(655)	—	—	—	—	—	(8,528)
Transport services	—	—	(1,805)	—	—	—	—	(1,805)
Aluminum-related products	—	—	—	(2,013)	—	—	—	(2,013)
Steel products	—	—	—	—	(1,738)	—	—	(1,738)
Other products and services	(33)	(6)	—	—	—	—	—	(39)

	(7,906)	(661)	(1,805)	(2,013)	(1,738)	—	—	(14,123)

Gross profit	9,134	685	758	1,938	906	—	—	13,421

Gross margin	53.6%	50.9%	29.6%	49.1%	34.3%	0.0%	0.0%	48.7%

Operational expenses
Selling	(192)	(97)	(40)	(45)	(38)	—	—	(412)
Administrative	(865)	(11)	(59)	(132)	(56)	(2)	—	(1,125)
Research and development	(133)	(303)	(4)	—	—	—	—	(440)
Item não recorrente — amortização de ágio Samitri	(183)	—	—	—	—	—	—	(183)
Other operating expenses	(847)	(49)	(25)	(8)	(27)	1	—	(955)

	(2,220)	(460)	(128)	(185)	(121)	(1)	—	(3,115)

Operating profit (loss) before financial results and result of equity investments	6,914	225	630	1,753	785	(1)	—	10,306
Results of equity investments
Gain on investments accounted by the equity method	76	—	—	—	332	—	—	408
Amortization of goodwill	(229)	—	(23)	—	—	—	—	(252)
Provision for losses	—	—	—	—	—	—	—	—

	(153)	—	(23)	—	332	—	—	156

Financial result
Financial expenses, net	—	—	—	—	—	—	(1,556)	(1,556)
Monetary and exchange rate variation, net	—	—	—	—	—	—	(444)	(444)

	—	—	—	—	—	—	(2,000)	(2,000)

Operating profit (loss)	6,761	225	607	1,753	1,117	(1)	(2,000)	8,462
Results on sale of assets	(6)	—	21	(5)	541	—	—	551

Income (loss) before income tax and social contribution	6,755	225	628	1,748	1,658	(1)	(2,000)	9,013
Income tax and social contribution	(1,532)	(22)	(68)	(127)	(51)	(10)	—	(1,810)

Income (loss) before minority interests	5,223	203	560	1,621	1,607	(11)	(2,000)	7,203
Minority interests	(297)	(26)	(22)	(398)	—	—	—	(743)

Income (loss) for the year	4,926	177	538	1,223	1,607	(11)	(2,000)	6,460

CVRD

12.2 — Comments on the Parent Company Results
12.2.1 — Gross Revenue
The 31% increase in gross revenue (R$ 18,098 in 2005 against R$ 13,785 in 2004) is the result of the 10% increase in sales of iron ore and pellets and 7% increase in volume of port services and also for the increase of prices of both items. Additionally the revenues of the period include the sale of copper began in June 2004. This effect was compensated in part by the average appreciation the real against the United States Dollar by 17% incident in revenues of the Company.
12.2.2 — Cost of Products and Services
Cost of products and services sold in 2005 was R$ 9,603 in 2005 against R$ 7,147 in 2004 representing a 34.4% increase. The main factors are the start of the trading of copper (since 2004), higher volumes sold of products in general, contracts readjustments and the increase of assets reflecting increase of expenses related to depreciation.
12.2.3 — Gross Margin
The gross margin was reduced by 1.6% (43.8% in 2005 against 45.4% in 2004) mainly due to exchange rate variation loss from revenues, as described above, and the increase of unit cost for production of iron ore, copper and potash during 2005.
12.2.4 — Results of Shareholdings by Business Area
The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

	Accumulated
Business Area	2005	2004	D%
Ferrous Minerals
• Iron ore	4,560	1,168	290
• Pellets	1,063	498	113
• Manganese and ferroalloys	30	572	(95)
Non-Ferrous Minerals	(28)	(4)	600

Logistics	231	166	39

Holdings

• Steel	480	802	(40)

• Aluminum	582	728	(20)

Others	(43)	17	353

Gain on investments accounted for by the equity method	6,875	3,947	74

Provision for losses	(308)	(79)	(290)

Amortization of goodwill	(223)	(252)	12

Exchange variation in Stockholders’ Equity of companies abroad	(878)	(365)	141

Results of equity investments	5,466	3,251	68

Results of equity investments are strongly affected by the exchange rate variation over debt, which had a positive impact due to the appreciation of the Real against the Dollar in the year of 2005 of 11.8% in comparison with an 8.1% during the year of 2004. This effect is partially offset by the negative exchange rate variation from investments abroad.
Operationally, volumes and average selling prices increased in all businesses areas, except for ferroalloys, for which quantities and average sales price services were reduced. The decrease in steel is mainly due to the sale of CST and in the aluminum area, is due to higher production costs of bauxite and energy.
The negative result of equity in others refers to expenses with subsidiaries of mineral extraction in Africa, South America and Oceania.
12.2.5 — Selling expenses
Selling expenses decreased by 88.0%, from R$ 25 in 2004 to R$ 3 in 2005, basically due to less commission on sales.

CVRD

12.2.6 — Administrative expenses
Administrative expenses increased by 29.0%, from R$ 531 in 2004 to R$ 685 in 2005, basically due to personnel agreement and expenses with technical consulting services and groundwork.
12.2.7 — Research and development
Research and development increased by 18.9%, from R$ 349 in 2004 to R$ 415 in 2005, reflecting CVRD expansion plan to diversify production and expansion of production to attend world demand.
12.2.8 — Other operating expenses
Other operating expenses decreased by R$ 313, from R$ 548 in 2004 to R$ 235 in 2005, basically due to diminish of need of provision for loss with ICMS credits and contingences.
12.2.9 — Net Financial Results
The net financial result on 2005 had an impact of R$ 833 (income of R$ 81 on 2005 compared to expense of R$ 752 on 2004) due to exchange rate variation effect of the Real against the dollar over the foreign debt.
12.2.9 — Income Tax and Social Contribution
Income tax and social contribution reflect an expense of R$ 1,257 on 2005 compared with an expense of R$ 885 on 2004, mainly caused by increase of taxable income.

CVRD

12.3 — Labor and Social Indicators

Years ended December 31	In millions of reais
	Consolidated (unaudited)		Parent Company
	2005	2004	2005	2004
Basis for computation	35,350	29,020	18,098	13,785
Gross revenues	35,350	29,020	18,098	13,785
Operating profit — before financial results and results of equity investments	14,556	10,306	6,153	4,305
Gross payroll	1,217	1,195	695	585

	2005			2004			2005			2004
		%of			%of			%of			%of
		Gross	Operating		Gross	Operating		Gross	Operating		Gross	Operating
	Amount	payroll	profit	Amount	payroll	profit	Amount	payroll	profit	Amount	payroll	profit
Labor indicators

Food	122	10	1	106	9	1	72	10	1	58	10	1
Compulsory social charges	460	38	3	416	35	4	287	41	5	244	42	6
Private pension plan	102	8	1	91	8	1	85	12	1	73	12	2
Health	91	7	1	77	6	1	54	8	1	40	7	1
Education	113	9	1	66	6	1	70	10	1	40	7	1
Profit sharing	235	19	2	252	21	2	180	26	4	176	30	4
Other benefits	160	13	—	117	11	1	77	12	1	69	13	2

Total — Labor indicators	1,283	104	9	1,125	96	11	825	119	14	700	121	17

	2005			2004			2005			2004
		%of			%of			%of			%of
		Operating	Gross		Operating	Gross		Operating	Gross		Operating	Gross
	Amount	profit	revenues	Amount	profit	revenues	Amount	profit	revenues	Amount	profit	revenues
Social indicators
Taxes	4,219	29	12	2,124	21	7	2,593	42	14	1,366	32	10
Social investments	108	—	—	81	1	—	77	1	1	54	1	1
Social projects and actions	90	—	—	62	1	—	59	1	1	35	1	1
Indigenous communities	18	—	—	19	—	—	18	—	—	19	—	—
Environmental expenditures	197	1	—	166	1	—	129	2	1	107	2	1
Operational	175	1	—	128	1	—	108	2	1	69	2	1
On outside programs and/or projects	22	—	—	38	—	—	21	—	—	38	—	—

Total — Social indicators	4,524	30	12	2,371	23	7	2,799	45	16	1,527	35	12

Headcount	2005	2004	2005	2004
No. of employees at end of year	38,828	36,176	21,882	18,457
No. of new hires during year	6,910	5,275	4,424	3,060
The Consolidated amounts relate to the percentage of participation of Parent Company in the companies.

CVRD

12.4 — Functional Currency
On October, 2005, The “Conselho Federal de Contabilidade – CFC” – Federal Accounting Council issued resolution CFC Nº 1,052/05, which approves rule NBC T 7 – Conversion of Foreign Currency in Financial Statements, and in line with international pronouncements and practices, established the functional currency and report currency concept and gives instruction that monetary effects calculated through financial statements conversion of companies with different functional currency from the parent company must be registered in a specific account in stockholders ´ equity.
The applying of the rule would bring the following impacts on the results of year 2005:

	2005
	CVRD	Adjustments	With Adjustments
	Consolidated	(*) NBC T 7	NBC T 7
Net operating revenues	33,993	—	33,993
Costs of products and services	(16.311)	—	(16.311)

Gross profit	17,682	—	17,682
Operating expenses	(3.126)	—	(3.126)

Operating profit	14,556	—	14,556
Results of equity investments	269	4	273
Financial results	(1.276)	48	(1.228)
Sale of assets	298	—	298

Income before income tax and social contribution	13,847	52	13,899
Income tax and social contribution	(2.368)	—	(2.368)

Income before minority interests	11,479	52	11,531
Minority interests	(1.036)	—	(1.036)

Net income for the year	10,443	52	10,495

(*)	Adjustment to result against stockholders ´ equity account of the exchange rate variation due to conversion of entities abroad which functional currency other than Real.

CVRD

13— Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Arlindo Magno de Oliveira	Anibal Moreira dos Santos

Eduardo Fernando Jardim Pinto	Joaquim Vieira Ferreira Levy

Erik Persson	José Bernardo de Medeiros Neto

Francisco Augusto da Costa e Silva
Executive Officers
Hiroshi Tada
Roger Agnelli
Jaques Wagner	Chief Executive Officer

Mário da Silveira Teixeira Júnior	Murilo de Oliveira Ferreira
Executive Officer for Equity Holdings and
Oscar Augusto de Camargo Filho	Business Development

Jorge Luiz Pacheco	José Carlos Martins
Executive Officer for Ferrous Minerals
Renato da Cruz Gomes
Carla Grasso
Executive Officer for Human Resources and
Advisory Committees of the	Corporate Services
Board of Directors
José Lancaster
Controlling Committee	Executive Officer for Non-Ferrous Minerals
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva	Fábio de Oliveira Barbosa
Paulo Roberto Ferreira de Medeiros	Chief Financial Officer

Executive Development Committee	Gabriel Stoliar
Arlindo Magno de Oliveira	Executive Officer for Planning
João Moisés de Oliveira
Olga Nietta Loffredi	Guilherme Rodolfo Laager
Oscar Augusto de Camargo Filho	Executive Officer for Logistics

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Luciano Coutinho	Otto de Souza Marques Junior

Finance Committee	Chief Officer of Control Department
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias	Marcus Vinícius Dias Severini
Wanderlei Viçoso Fagundes	Chief Accountant
Ivan Luiz Modesto Schara	CRC-RJ 093892/O-3

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

CVRD

Equity Investee Information — 12/31/2005
CAEMI (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

IRON ORE
Quantity sold — external market	MT (thousands)	9,560	9,949	10,737	9,174	39,420	7,855	7,407	9,311	9,446	34,019
Quantity sold — internal market	MT (thousands)	1,946	2,388	2,673	2,570	9,577	1,941	2,851	2,525	2,349	9,666

Quantity sold — total	MT (thousands)	11,506	12,337	13,410	11,744	48,997	9,796	10,258	11,836	11,795	43,685

Average sales price — external market	US$	22.49	39.40	38.69	36.52	34.44	18.95	22.68	21.63	22.50	21.48
Average sales price — internal market	US$	17.91	32.29	26.63	27.20	26.42	14.14	14.62	15.33	17.62	15.44
Average sales price — total	US$	21.71	38.02	36.30	34.69	32.92	18.00	20.44	20.28	21.53	20.14

REFRACTORY BAUXITE
Quantity sold — external market	MT (thousands)	—	—	—	—	—	19	—	—	—	19
Quantity sold — internal market	MT (thousands)	—	—	—	—	—	1	—	—	—	1

Quantity sold — total	MT (thousands)	—	—	—	—	—	20	—	—	—	20

Average sales price — external market	US$	—	—	—	—	—	148.20	—	—	—	148.20
Average sales price — internal market	US$	—	—	—	—	—	158.00	—	—	—	158.00
Average sales price — total	US$	—	—	—	—	—	148.67	—	—	—	148.67

KAOLIN
Quantity sold — external market	MT (thousands)	253	267	253	321	1,094	169	175	170	156	670
Quantity sold — internal market	MT (thousands)	29	29	32	34	124	18	18	20	18	74

Quantity sold — total	MT (thousands)	282	296	285	355	1,218	187	193	190	174	744

Average sales price — external market	US$	167.32	175.04	175.68	165.27	170.54	153.64	161.84	161.44	164.46	160.28
Average sales price — internal market	US$	197.76	202.59	212.12	249.42	216.76	210.17	184.56	200.15	235.06	207.29
Average sales price — total	US$	170.45	177.74	178.81	173.07	174.94	159.08	163.94	165.51	171.86	164.96

TRANSPORTATION SERVICES (*)
Quantity sold — internal market	MT (thousands)	25,190	27,196	28,059	27,841	108,286	21,819	24,314	25,632	26,333	98,098

Quantity sold — total	MT (thousands)	25,190	27,196	28,059	27,841	108,286	21,819	24,314	25,632	26,333	98,098

Average sales price — internal market	US$	6.75	6.93	8.15	8.62	7.64	5.29	5.05	5.36	5.65	5.35
Average sales price — total	US$	6.75	6.93	8.15	8.62	7.64	5.29	5.05	5.36	5.65	5.35

Long-term indebtedness, gross	US$	302	252	242	223	223	265	241	254	254	254
Short-term indebtedness, gross	US$	24	16	5	—	—	18	13	9	6	6

Total indebtedness, gross	US$	326	268	247	223	223	283	254	263	260	260

Stockholders’ equity	R$	1,462	1,942	2,367	2,882	2,882	1,093	1,265	1,440	1,300	1,300

Net operating revenues	R$	792	1,443	1,272	1,120	4,627	600	708	792	798	2,898
Cost of products	R$	(426)	(469)	(493)	(509)	(1,897)	(330)	(304)	(369)	(356)	(1,359)
Other expenses/revenues	R$	(96)	(97)	(104)	(122)	(419)	(58)	(73)	(72)	(135)	(338)
Depreciation, amortization and depletion	R$	79	76	87	93	335	45	46	47	60	199

EBITDA	R$	349	953	762	582	2,646	257	377	398	367	1,399
Depreciation, amortization and depletion	R$	(79)	(76)	(87)	(93)	(335)	(45)	(46)	(47)	(60)	(199)

EBIT	R$	270	877	675	489	2,311	212	331	351	307	1,201
Sale of assets	R$	—	—	298	—	298	—	—	—	—	—
Result of equity investments	R$	7	30	(27)	8	18	5	1	(5)	(9)	(8)
Net financial results	R$	7	(99)	(58)	52	(98)	(20)	(19)	(41)	(42)	(122)

Income before income tax and social contribution	R$	284	808	888	549	2,529	197	313	305	256	1,071
Income tax and social contribution	R$	(93)	(256)	(232)	46	(535)	(67)	(108)	(99)	(78)	(352)
Minority interest	R$	(29)	(77)	(55)	(74)	(235)	(21)	(34)	(30)	(27)	(112)

Net income	R$	162	475	601	521	1,759	109	171	176	151	607

Aluminum Area — Albras (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	104	106	106	110	426	94	115	96	108	413
Quantity sold — internal market	MT (thousand)	5	4	6	6	21	3	4	5	5	17

Quantity sold — total	MT (thousand)	109	110	112	116	447	97	119	101	113	430

Average sales price — external market	US$	1,787.71	1,819.42	1,754.44	1,844.43	1,801.97	1,565.46	1,626.62	1,644.42	1,728.79	1,643.55
Average sales price — internal market	US$	1,860.15	1,874.87	1,588.67	1,310.50	1,628.35	1,618.11	1,660.01	1,700.23	1,787.36	1,701.90
Average sales price — total	US$	1,790.92	1,821.74	1,745.56	1,816.81	1,793.81	1,567.28	1,627.72	1,647.09	1,731.32	1,645.86

Long-term indebtedness, gross	US$	172	152	132	237	237	319	264	244	202	202
Short-term indebtedness, gross	US$	23	142	190	172	172	—	—	—	—	—

Total indebtedness, gross	US$	195	294	322	409	409	319	264	244	202	202

Stockholders’ equity	R$	1,169	1,308	1,288	1,131	1,131	835	1,028	1,143	1,076	1,076

Net operating revenues	R$	521	496	457	480	1,954	442	587	494	542	2,066
Cost of products	R$	(353)	(348)	(333)	(342)	(1,376)	(258)	(346)	(289)	(392)	(1,285)
Other expenses/revenues	R$	(29)	(20)	(28)	(30)	(107)	(30)	(26)	(17)	(39)	(112)
Depreciation, amortization and depletion	R$	15	17	17	20	69	16	16	17	17	66

EBITDA	R$	154	145	113	128	540	170	231	206	128	735
Depreciation, amortization and depletion	R$	(15)	(17)	(17)	(20)	(69)	(16)	(16)	(17)	(17)	(66)

EBIT	R$	139	128	96	108	471	154	215	189	111	669
Impairment	R$	—	—	—	—	—	(5)	1	—	(1)	(5)
Net financial results	R$	(24)	51	(92)	(229)	(294)	(101)	(49)	(59)	31	(178)

Income before income tax and social contribution	R$	115	179	4	(121)	177	48	167	130	141	486
Income tax and social contribution	R$	(23)	(40)	(24)	88	1	(53)	27	(15)	(2)	(43)

Net income (loss)	R$	92	139	(20)	(33)	178	(5)	194	115	139	443

Aluminum Area — Alunorte (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	395	366	404	393	1,558	439	343	487	414	1,683
Quantity sold — internal market	MT (thousand)	263	249	271	246	1,029	231	212	216	218	877

Quantity sold — total	MT (thousand)	658	615	675	639	2,587	670	555	703	632	2,560

Average sales price — external market	US$	244.47	249.98	239.25	261.44	248.69	204.29	234.99	225.85	230.49	223.23
Average sales price — internal market	US$	231.66	234.08	204.17	219.59	222.12	207.14	210.68	206.77	221.70	211.52
Average sales price — total	US$	239.35	241.38	225.17	245.33	237.61	205.30	225.71	222.76	227.46	219.99

Long-term indebtedness, gross	US$	464	454	546	582	582	361	351	334	402	402
Short-term indebtedness, gross	US$	33	—	34	1	1	90	64	58	9	9

Total indebtedness, gross	US$	497	454	580	583	583	451	415	392	411	412

Stockholders’ equity	R$	1,728	2,042	2,096	2,084	2,084	970	1,244	1,432	1,637	1,637

Net operating revenues	R$	407	351	357	354	1,469	385	375	448	386	1,594
Cost of products	R$	(238)	(236)	(270)	(263)	(1,007)	(238)	(207)	(280)	(231)	(956)
Other expenses/revenues	R$	(19)	(14)	(1)	(12)	(46)	(12)	(11)	(12)	(17)	(52)
Depreciation, amortization and depletion	R$	23	22	21	23	89	19	20	22	23	83

EBITDA	R$	173	123	107	102	505	154	177	178	161	670
Depreciation, amortization and depletion	R$	(23)	(22)	(21)	(23)	(89)	(19)	(20)	(22)	(23)	(83)

EBIT	R$	150	101	86	79	416	135	157	156	138	586
Net financial results	R$	(22)	138	(7)	(129)	(20)	(87)	(80)	34	(29)	(162)

Income before income tax and social contribution	R$	128	239	79	(50)	396	48	77	190	109	424
Income tax and social contribution	R$	(12)	(40)	(24)	14	(62)	(11)	52	(3)	(35)	3

Net income	R$	116	199	55	(36)	334	37	129	187	74	427

Aluminum Area — MRN (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	1,426	1,461	1,433	1,509	5,829	1,106	1,157	1,699	1,715	5,677
Quantity sold — internal market	MT (thousand)	2,431	2,972	3,165	3,398	11,966	2,198	2,834	2,728	3,016	10,776

Quantity sold — total	MT (thousand)	3,857	4,433	4,598	4,907	17,795	3,304	3,991	4,427	4,731	16,453

Average sales price — external market	US$	26.01	26.61	27.23	27.67	26.89	22.00	22.70	23.89	25.10	23.64
Average sales price — internal market	US$	22.27	22.78	23.31	23.69	23.07	18.84	19.43	20.45	21.49	20.14
Average sales price — total	US$	24.14	24.70	25.27	24.91	24.78	19.90	20.38	21.77	22.80	21.35

Long-term indebtedness, gross	US$	26	17	7	5	5	40	60	53	40	40
Short-term indebtedness, gross	US$	189	238	216	170	170	192	171	149	150	150

Total indebtedness, gross	US$	215	255	223	175	175	232	231	202	190	190

Stockholders’ equity	R$	849	794	905	932	932	777	729	880	870	870

Net operating revenues	R$	225	240	260	265	990	178	242	262	265	947
Cost of products	R$	(98)	(118)	(140)	(146)	(502)	(75)	(98)	(105)	(116)	(394)
Other expenses/revenues	R$	(6)	(7)	(4)	(11)	(28)	(3)	(2)	(11)	(9)	(25)
Depreciation, amortization and depletion	R$	26	26	27	33	112	25	26	26	26	103

EBITDA	R$	147	141	143	141	572	125	168	172	166	631
Depreciation, amortization and depletion	R$	(26)	(26)	(27)	(33)	(112)	(25)	(26)	(26)	(26)	(103)

EBIT	R$	121	115	116	108	460	100	142	146	140	528
Net financial results	R$	(6)	21	8	(7)	16	(6)	(23)	18	8	(3)

Income before income tax and social contribution	R$	115	136	124	101	476	94	119	164	148	525
Income tax and social contribution	R$	(12)	(12)	(13)	(14)	(51)	(11)	(12)	(13)	(13)	(48)

Net income	R$	103	124	111	87	425	83	107	151	135	476

Aluminum Area — Valesul (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	12	12	8	11	43	15	15	12	12	54
Quantity sold — external market	MT (thousand)	11	12	12	16	51	10	10	12	12	44

Quantity sold — external market	MT (thousand)	23	24	20	27	94	25	25	24	24	98

Quantity sold — external market	US$	1,927.69	2,030.87	1,999.47	2,119.86	2,019.00	1,676.30	1,802.97	1,782.17	1,846.29	1,772.79
Quantity sold — external market	US$	2,578.41	2,674.31	2,565.35	2,833.68	2,677.99	2,240.26	2,214.30	2,330.97	2,435.48	2,312.34
Quantity sold — external market	US$	2,494.08	2,216.68	2,339.00	2,542.86	2,404.27	1,903.80	1,969.71	2,063.19	2,137.55	2,016.89

Long-term indebtedness, gross	US$	—	—	—	—	—	1	—	—	—	—
Short-term indebtedness, gross	US$	1	—	—	—	—	1	1	1	—	—

Total indebtedness, gross	US$	—	—	—	—	—	2	1	1	—	-

Stockholders’ equity	R$	287	274	266	254	254	273	254	273	273	273

Net operating revenues	R$	128	126	107	133	494	128	146	135	132	541
Cost of products	R$	(111)	(115)	(108)	(124)	(458)	(102)	(113)	(112)	(104)	(431)
Other expenses/revenues	R$	—	3	(3)	(13)	(13)	(3)	(7)	1	(6)	(15)
Depreciation, amortization and depletion	R$	4	4	3	4	15	4	4	4	4	16

EBITDA	R$	21	18	(1)	—	38	27	30	28	26	111
Depreciation, amortization and depletion	R$	(4)	(4)	(3)	(4)	(15)	(4)	(4)	(4)	(4)	(16)

EBIT	R$	17	14	(4)	(4)	23	23	26	24	22	95
Net financial results	R$	3	(2)	—	—	1	1	1	2	1	5

Income before income tax and social contribution	R$	20	12	(4)	(4)	24	24	27	26	23	100
Income tax and social contribution	R$	(7)	(6)	(4)	(5)	(22)	(6)	(6)	(6)	(6)	(24)

Net income	R$	13	6	(8)	(9)	2	18	21	20	17	76

Pellets Area – Hispanobras (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	500	459	320	331	1,610	425	99	246	442	1,212
Quantity sold — internal market	MT (thousand)	620	550	730	685	2,585	460	790	795	675	2,720

Quantity sold — total	MT (thousand)	1,120	1,009	1,050	1,016	4,195	885	889	1,041	1,117	3,932

Average sales price — external market	US$	38.46	69.35	72.19	71.87	60.84	32.48	57.40	38.57	39.18	38.20
Average sales price — internal market	US$	38.43	50.85	74.00	73.14	60.32	31.18	42.37	37.67	38.62	38.17
Average sales price — total	US$	38.45	59.27	73.45	72.73	60.52	31.83	44.04	37.88	38.84	38.18

Stockholders’ equity	R$	125	189	147	112	112	95	113	120	115	115

Net operating revenues	R$	114	265	178	168	725	82	121	119	120	443
Cost of products	R$	(93)	(152)	(121)	(126)	(492)	(81)	(97)	(96)	(91)	(365)
Other expenses/income	R$	(4)	(2)	(2)	(7)	(15)	3	6	(4)	(7)	(2)
Depreciation, amortization and depletion	R$	1	1	1	1	4	3	1	1	1	6

EBITDA	R$	18	112	56	36	222	7	32	20	23	82
Depreciation, amortization and depletion	R$	(1)	(1)	(1)	(1)	(4)	(3)	(1)	(1)	(1)	(6)

EBIT	R$	17	111	55	35	218	4	31	19	22	76
Net financial results	R$	—	(9)	(2)	3	(8)	(1)	1	(5)	(2)	(7)

Income before income tax and social contribution	R$	17	102	53	38	210	3	32	14	20	69
Income tax and social contribution	R$	(7)	(35)	(18)	(14)	(74)	(1)	(11)	(5)	(8)	(25)

Net income	R$	10	67	35	24	136	2	21	9	12	44

Pellets Area – Itabrasco (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	769	730	670	688	2,857	762	903	486	674	2,825
Quantity sold — internal market	MT (thousand)	176	230	340	189	935	—	105	260	407	772

Quantity sold — total	MT (thousand)	945	960	1,010	877	3,792	762	1,008	746	1,081	3,597

Average sales price — external market	US$	39.14	71.97	73.16	73.70	63.83	32.84	43.39	39.02	39.15	38.78
Average sales price — internal market	US$	39.40	73.27	73.78	73.57	67.14	—	38.29	39.33	39.28	39.16
Average sales price — total	US$	39.18	72.29	73.37	73.67	64.65	32.84	42.86	39.13	39.20	38.86

Short-term indebtedness, gross	US$	4	9	—	—	—	1	8	1	—	—

Total indebtedness, gross	US$	4	9	—	—	—	1	8	1	—	—

Stockholders’ equity	R$	94	157	133	102	102	66	79	84	89	89

Net operating revenues	R$	99	246	172	147	664	72	132	87	117	408
Cost of products	R$	(84)	(145)	(123)	(112)	(464)	(70)	(111)	(72)	(101)	(354)
Other expenses/revenues	R$	(6)	(3)	(7)	(4)	(20)	—	4	(4)	(7)	(7)
Depreciation, amortization and depletion	R$	—	—	2	1	3	—	1	1	—	2

EBITDA	R$	9	98	44	32	183	2	26	12	9	49
Depreciation, amortization and depletion	R$	—	—	(2)	(1)	(3)	—	(1)	(1)	—	(2)

EBIT	R$	9	98	42	31	180	2	25	11	9	47
Result of equity investiments	R$	—	—	—	—	—	—	—	—	—	—
Net financial results	R$	(1)	(1)	(6)	—	(8)	—	(1)	(2)	1	(2)

Income before income tax and social contribution	R$	8	97	36	31	172	2	24	9	10	45
Income tax and social contribution	R$	(4)	(33)	(15)	(12)	(64)	(1)	(9)	(4)	(4)	(18)

Net income	R$	4	64	21	19	108	1	15	5	6	27

Pellets Area – Kobrasco (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	597	980	782	829	3,188	617	437	852	549	2,455
Quantity sold — internal market	MT (thousand)	662	329	400	310	1,701	623	460	320	544	1,947

Quantity sold — internal market — Others	MT (thousand)	1,259	1,309	1,182	1,139	4,889	1,240	897	1,172	1,093	4,402

Average sales price — external market	US$	38.08	71.48	75.54	73.27	66.69	34.27	38.04	37.94	38.20	37.09
Average sales price — internal market	US$	39.32	73.80	71.98	72.85	59.78	33.26	39.59	38.96	39.36	37.40
Average sales price — total	US$	38.73	72.26	74.34	73.16	64.34	33.76	38.84	38.22	38.77	37.24

Long-term indebtedness, gross	US$	87	70	49	27	27	97	92	87	83	83

Total indebtedness, gross	US$	87	70	49	27	27	97	92	87	83	83

Stockholders’ equity	R$	78	144	164	188	188	15	15	44	67	67

Net operating revenues	R$	130	230	208	187	755	122	106	135	118	481
Cost of products	R$	(98)	(152)	(143)	(136)	(529)	(106)	(92)	(107)	(96)	(401)
Other expenses/revenues	R$	(9)	—	(27)	(7)	(43)	2	8	(5)	(3)	2
Depreciation, amortization and depletion	R$	2	2	2	2	8	2	2	2	2	8

EBITDA	R$	25	80	40	46	191	20	24	25	21	90
Depreciation, amortization and depletion	R$	(2)	(2)	(2)	(2)	(8)	(2)	(2)	(2)	(2)	(8)

EBIT	R$	23	78	38	44	183	18	22	23	19	82
Net financial results	R$	(3)	23	3	(5)	18	(4)	(21)	21	17	13

Income before income tax and social contribution	R$	20	101	41	39	201	14	1	44	36	95
Income tax and social contribution	R$	(9)	(35)	(22)	(14)	(80)	(6)	—	(16)	(13)	(34)

Net income	R$	11	66	19	25	121	9	1	28	23	61

Pellets Area – Nibrasco (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	675	627	827	807	2,936	563	803	776	833	2,975
Quantity sold — internal market — CVRD	MT (thousand)	996	1,149	1,000	1,289	4,434	1,327	903	899	779	3,908
Quantity sold — internal market — Others	MT (thousand)	35	34	35	34	138	33	33	31	30	127

Quantity sold — total	MT (thousand)	1,706	1,810	1,862	2,130	7,508	1,923	1,739	1,706	1,642	7,010

Average sales price — external market	US$	37.13	64.94	86.42	80.36	68.84	31.45	34.49	40.37	36.40	35.98
Average sales price — internal market	US$	37.77	68.70	106.16	70.54	70.74	31.51	35.96	37.51	37.40	35.09
Average sales price — total	US$	37.51	67.39	97.22	73.13	69.63	31.49	33.23	38.84	36.90	34.98

Long-term indebtedness, gross	US$	4	4	4	3	3	—	—	3	4	4
Short-term indebtedness, gross	US$	—	—	—	—	—	1	—	—	—	—

Total indebtedness, gross	US$	4	4	4	3	3	1	—	3	4	4

Stockholders’ equity	R$	174	154	204	269	269	116	129	143	161	161

Net operating revenues	R$	185	326	313	383	1,207	188	202	217	186	793
Cost of products	R$	(156)	(238)	(210)	(271)	(875)	(171)	(173)	(183)	(143)	(670)
Other expenses/revenues	R$	(4)	(4)	(17)	(12)	(37)	7	12	(6)	(22)	(9)
Depreciation, amortization and depletion	R$	1	2	2	2	7	2	2	1	1	6

EBITDA	R$	26	86	88	102	302	26	43	29	22	120
Depreciation, amortization and depletion	R$	(1)	(2)	(2)	(2)	(7)	(2)	(2)	(1)	(1)	(6)

EBIT	R$	25	84	86	100	295	24	41	28	21	114
Net financial results	R$	(1)	(3)	(8)	—	(12)	—	—	(4)	8	4

Income (loss) before income tax and social contribution	R$	24	81	78	100	283	24	41	24	29	118
Income tax and social contribution	R$	(11)	(28)	(29)	(34)	(102)	(9)	(13)	(9)	(11)	(42)

Net income (loss)	R$	13	53	49	66	181	15	28	15	18	76

Pellets Area – Samarco (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — pellets	MT (thousand)	3,297	3,024	3,666	4,089	14,076	3,462	3,177	3,264	3,918	13,821
Quantity sold — iron ore	MT (thousand)	239	431	407	330	1,407	497	471	688	367	2,023

Average sales price — pellets	US$	43.88	76.50	80.98	79.60	70.93	39.31	39.11	38.89	40.62	39.54
Average sales price — iron ore	US$	31.04	32.18	38.68	37.23	35.05	16.88	19.66	21.78	21.28	19.99

Long-term indebtedness, gross	US$	52	42	41	39	39	21	46	42	58	58
Short-term indebtedness, gross	US$	156	140	156	299	299	174	153	139	141	141

Total indebtedness, gross	US$	208	182	197	338	338	195	199	181	199	199

Stockholders’ equity	R$	767	935	960	887	887	626	558	662	569	569

Net operating revenues	R$	411	612	697	730	2,450	373	404	424	480	1,681
Cost of products	R$	(168)	(176)	(209)	(252)	(805)	(165)	(154)	(173)	(217)	(709)
Other expenses	R$	(28)	(74)	(19)	(14)	(135)	(31)	(46)	(42)	(55)	(174)
Depreciation, amortization and depletion	R$	11	12	15	9	47	11	12	13	12	48

EBITDA (*)	R$	226	374	484	473	1,557	188	216	222	220	846
Depreciation, amortization and depletion	R$	(11)	(12)	(15)	(9)	(47)	(11)	(12)	(13)	(12)	(48)

EBIT		215	362	469	464	1,510	177	204	209	208	798
Result of equity investments	R$	7	9	10	(6)	20	11	(5)	20	(1)	25
Net financial results	R$	13	—	(46)	(14)	(47)	(5)	(54)	41	2	(15)

Income before income tax and social contribution	R$	235	371	433	444	1,483	183	145	270	209	808
Income tax and social contribution	R$	(37)	(60)	(75)	(82)	(254)	(31)	(18)	(58)	—	(108)

Net income	R$	198	311	358	362	1,229	152	127	212	209	700

Pellets Area – GIIC (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT(thousands)	710	1,058	893	932	3,593	906	683	1,003	1,092	3,684

Average sales price — external market	US$	88.06	118.15	109.34	108.11	107.41	52.68	58.27	55.78	54.82	55.19

Long-term indebtedness, gross	US$	10	10	5	5	5	20	20	25	25	25

Total indebtedness, gross	US$	10	10	5	5	5	20	20	25	25	25

Stockholders’ equity	R$	303	328	282	289	289	221	240	245	240	240

Net operating revenues	R$	167	321	220	226	934	138	121	167	185	611
Cost of products	R$	(102)	(156)	(133)	(129)	(520)	(104)	(102)	(131)	(137)	(474)
Other expenses	R$	(3)	(46)	(23)	(16)	(88)	(11)	(9)	(10)	(16)	(46)
Depreciation, amortization and depletion	R$	2	2	2	2	8	2	2	2	2	8

EBITDA	R$	64	121	66	83	334	25	12	28	34	99
Depreciation, amortization and depletion	R$	(2)	(2)	(2)	(2)	(8)	(2)	(2)	(2)	(2)	(8)

EBIT	R$	62	119	64	81	326	23	10	26	32	91
Gain/loss in translation of currency	R$	—	(16)	4	15	3	—	2	(4)	(6)	(7)
Net financial results	R$	—	—	(15)	1	(14)	—	—	—	—	(1)

Net income	R$	62	103	53	97	315	23	12	22	26	83

Manganese and Ferrolloys Area – RDM (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market — ferroalloys	MT (thousand)	34	57	50	32	173	37	31	39	38	145
Quantity sold — internal market — ferroalloys	MT (thousand)	36	41	33	35	145	45	47	40	42	174

Quantity sold — total	MT (thousand)	70	98	83	67	318	82	78	79	80	319

Quantity sold — external market — manganese	MT (thousand)	355	312	419	334	1,420	213	350	465	421	1,449
Quantity sold — internal market — manganese	MT (thousand)	69	68	76	46	259	72	72	61	78	283

Quantity sold — total	MT (thousand)	424	380	495	380	1,679	285	422	526	499	1,732

Average sales price — external market — ferroalloys	US$	1,477.75	799.63	599.86	586.00	835.65	713.01	1,006.84	1,151.05	1,229.41	1,028.98
Average sales price — internal market — ferroalloys	US$	1,010.90	1,385.38	717.24	738.97	984.32	700.76	1,038.88	1,484.10	1,496.32	1,164.20
Average sales price — total	US$	1,237.52	1,049.97	646.53	665.91	905.04	706.34	1,026.72	1,316.89	1,366.98	1,101.56

Average sales price — external market — manganese	US$	71.67	79.40	78.23	75.24	76.14	44.98	48.51	56.12	72.01	57.26
Average sales price — internal market — manganese	US$	72.19	72.64	76.16	82.54	75.31	45.15	55.80	54.94	53.41	52.25
Average sales price — total	US$	72.10	73.80	77.91	76.12	75.11	45.02	49.76	55.98	69.10	56.44

Long-term indebtedness, gross	US$	8	48	50	90	90	12	11	12	11	11
Short-term indebtedness, gross	US$	34	—	—	—	—	40	34	33	31	31

Total indebtedness, gross	US$	42	48	50	90	90	52	45	45	42	42

Stockholders’ equity	R$	684	709	705	634	634	658	751	879	867	867

Net operating revenues	R$	279	275	216	137	907	179	265	350	356	1,150
Cost of products	R$	(145)	(182)	(156)	(130)	(613)	(111)	(110)	(137)	(167)	(525)
Other expenses/revenues	R$	(13)	(34)	(57)	(66)	(170)	(26)	(23)	(38)	(73)	(160)
Depreciation, amortization and depletion	R$	6	7	6	5	24	6	5	7	6	24

EBITDA	R$	127	66	9	(54)	148	48	137	182	122	488
Depreciation, amortization and depletion	R$	(6)	(7)	(6)	(5)	(24)	(6)	(5)	(7)	(6)	(24)

EBIT	R$	121	59	3	(59)	124	42	132	175	116	464
Impairment	R$	2	(2)	—	—	—	—	—	—	(7)	(6)
Net financial results	R$	1	(26)	(7)	8	(24)	3	5	(15)	(13)	(20)

Income (loss) before income tax and social contribution	R$	124	31	(4)	(51)	100	45	137	160	96	438
Income tax and social contribution	R$	(31)	(7)	—	(4)	(42)	(6)	(43)	(42)	(24)	(115)

Net income (loss)	R$	93	24	(4)	(55)	58	39	94	118	72	323

Manganese and Ferrolloys Area – Urucum (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market — iron ore	MT (thousand)	222	263	279	198	962	127	106	254	172	659
Quantity sold — internal market — iron ore	MT (thousand)	1	—	4	17	22	—	3	—	46	49

Quantity sold — total	MT (thousand)	223	263	283	215	984	127	109	254	218	708

Quantity sold — external market — manganese	MT (thousand)	26	50	7	38	121	22	4	39	56	121
Quantity sold — internal market — manganese	MT (thousand)	64	48	48	36	196	50	62	52	50	214

Quantity sold — total	MT (thousand)	90	98	55	74	317	72	66	91	106	335

Quantity sold — external market — ferroalloys	MT (thousand)	5	4	2	2	13	4	4	4	3	15
Quantity sold — internal market — ferroalloys	MT (thousand)	—	—	2	4	6	1	—	—	—	1

Quantity sold — total	MT (thousand)	5	4	4	6	19	5	4	4	3	16

Average sales price — external market — iron ore	US$	17.89	32.72	34.19	32.09	29.59	15.05	19.09	19.18	18.45	18.18
Average sales price — internal market — iron ore	US$	2.63	—	23.25	22.53	21.76	—	2.28	—	37.13	35.00
Average sales price — total	US$	17.85	32.72	34.04	31.33	29.43	15.05	18.63	19.18	22.39	19.34

Average sales price — external market — manganese	US$	115.85	98.34	124.86	67.37	93.91	49.84	54.87	45.72	45.33	46.59
Average sales price — internal market — manganese	US$	72.57	114.52	107.81	111.19	98.57	44.19	47.69	55.82	68.27	53.66
Average sales price — total	US$	85.16	106.27	109.98	88.69	96.82	45.92	48.10	51.53	56.10	51.09

Average sales price — external market — ferroalloys	US$	918.43	775.24	942.00	798.00	859.47	564.53	863.73	1,285.47	1,227.89	969.24
Average sales price — internal market — ferroalloys	US$	—	—	210.00	622.86	485.24	394.48	—	—	—	394.48
Average sales price — total	US$	918.43	775.24	576.00	681.24	741.29	546.44	863.73	1,285.47	1,227.89	938.29

Long-term indebtedness, gross	US$	12	17	19	23	23	—	3	1	8	8
Short-term indebtedness, gross	US$	—	—	—	—	—	4	1	1	—	—

Total indebtedness, gross	US$	12	17	19	23	23	4	4	2	8	8

Stockholders’ equity	R$	46	54	60	47	47	61	44	54	46	46

Net operating revenues	R$	41	50	42	39	172	21	24	40	39	124
Cost of products	R$	(18)	(19)	(17)	(28)	(82)	(11)	(11)	(15)	(19)	(56)
Other expenses/revenues	R$	(5)	(11)	(9)	(13)	(38)	(4)	(3)	(7)	(22)	(36)
Depreciation, amortization and depletion	R$	1	1	1	1	4	1	1	1	1	4

EBITDA	R$	19	21	17	(1)	56	7	11	19	(1)	36
Depreciation, amortization and depletion	R$	(1)	(1)	(1)	(1)	(4)	(1)	(1)	(1)	(1)	(4)

EBIT	R$	18	20	16	(2)	52	6	10	18	(2)	32
Impairment	R$	—	(1)	—	(3)	(4)	(1)	—	—	(1)	(2)
Net financial results	R$	(1)	(7)	(5)	—	(13)	—	—	(2)	(2)	(4)

Income before income tax and social contribution	R$	17	12	11	(5)	35	5	10	16	(5)	26
Income tax and social contribution	R$	(6)	(4)	(5)	—	(15)	(2)	(3)	(6)	—	(11)

Net income	R$	11	8	6	(5)	20	3	7	10	(5)	15

Manganese and Ferrolloys Area – RDME (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market — Sinter	MT (thousands)	47	27	11	25	110	66	86	88	38	278

Quantity sold — external market — Manganese	MT (thousands)	45	6	28	77	156	55	33	68	15	171

Quantity sold — external market — Ferroalloys	MT (thousands)	50	51	38	31	170	64	41	47	41	193

Average sales price — external market — Sinter	US$	134.00	155.00	157.00	120.52	138.39	103.70	108.70	95.68	118.63	104.75

Average sales price — external market — Manganese	US$	122.00	139.00	147.93	99.97	116.43	73.22	78.16	100.35	83.18	85.84

Average sales price — external market — Ferroalloys	US$	1,049.00	739.00	571.87	574.13	762.75	588.12	954.98	1,213.38	1,295.42	968.57

Long-term indebtedness, gross	US$	3	2	2	—	—	3	3	3	3	3
Short-term indebtedness, gross	US$	—	1	—	4	4	—	—	—	—	—

Total indebtedness, gross	US$	3	3	2	4	4	3	3	3	3	3

Stockholders’ equity	R$	281	231	212	204	204	194	207	246	280	280

Net operating revenues	R$	181	127	87	79	474	147	165	209	167	688
Cost of products	R$	(152)	(121)	(88)	(82)	(443)	(134)	(156)	(134)	(115)	(539)
Other expenses/revenues	R$	(7)	(7)	(6)	(14)	(34)	(3)	(9)	(24)	(3)	(39)
Depreciation, amortization and depletion	R$	3	3	3	3	12	3	3	5	5	16

EBITDA	R$	25	2	(4)	(14)	9	13	3	56	54	126
Depreciation, amortization and depletion	R$	(3)	(3)	(3)	(3)	(12)	(3)	(3)	(5)	(5)	(16)

EBIT	R$	22	(1)	(7)	(17)	(3)	10	—	51	49	110
Gain/loss in translation of currency	R$	(12)	(17)	(18)	8	(39)	—	(1)	(1)	(5)	(7)
Net financial results	R$	—	—	(30)	(1)	(31)	2	—	—	—	2

Income before income tax and social contribution	R$	10	(18)	(55)	(10)	(73)	12	(1)	50	44	105
Income tax and social contribution	R$	(8)	—	2	3	(3)	—	—	—	(13)	(13)

Net income	R$	2	(18)	(53)	(7)	(76)	12	(1)	50	31	92

Steel Area – CSI (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — total	MT (thousand)	448	428	459	479	1,814	566	530	558	452	2,106

Average sales price — total	US$	746.28	709.09	627.27	627.43	676.01	419.00	539.53	694.15	748.56	592.97

Stockholders’ equity	R$	777	762	683	749	749	629	754	785	822	822

Net operating revenues	R$	906	756	680	677	3,019	675	879	1,158	945	3,657
Cost of products	R$	(776)	(703)	(666)	(589)	(2,734)	(654)	(712)	(854)	(770)	(2,990)
Other expenses/revenues	R$	(19)	(7)	(11)	(1)	(38)	—	—	(2)	—	(2)
Depreciation, amortization and depletion	R$	18	15	17	15	65	20	18	19	17	74

EBITDA	R$	129	61	20	102	312	41	185	321	192	739
Depreciation, amortization and depletion	R$	(18)	(15)	(17)	(15)	(65)	(20)	(18)	(19)	(17)	(74)

EBIT	R$	111	46	3	87	247	21	167	302	175	665
Result of equity investments	R$	—	—	—		—	4	3	(17)	2	(8)
Gain/loss in translation currency	R$	8	(110)	(45)	49	(98)	—	3	(13)	(20)	(30)
Net financial results	R$	(9)	(7)	(7)	26	3	(15)	(34)	(52)	(14)	(115)

Income (loss) before income tax and social contribution	R$	110	(71)	(49)	162	152	10	139	220	143	512
Income tax and social contribution	R$	(44)	(15)	3	(37)	(93)	(4)	(56)	(96)	(66)	(222)

Net income (loss)	R$	66	(86)	(46)	125	59	6	83	124	77	290

Logistics Area – Docenave (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Maritime transport — external market
.Bulk transportation	MT (thousands)	889	881	777	812	3,359	1,426	1,430	1,047	1,228	5,131
.General cargo (Containers-TEUS)	TEUS	9,888	8,845	8,907	6,663	34,303	7,444	8,674	10,194	10,991	37,303
.Ports services	Operations	556	804	991	416	2,767	698	623	617	819	2,757

Maritime transport — internal market
.Bulk transportation	MT (thousands)	345	291	330	—	966	129	495	573	411	1,608
.General cargo (Containers-TEUS)	TEUS	13,826	12,964	14,288	18,432	59,510	14,532	15,916	15,895	15,064	61,407
.Ports services	Operations	1,126	968	899	1,512	4,505	912	986	1,135	926	3,959

Average sales price — external market
.Bulk transportation	US$	15.55	11.25	14.89	16.85	14.58	10.83	11.83	16.47	16.21	13.55
.General cargo (Containers-TEUS)	US$	616.40	753.31	713.37	1,048.33	760.78	569.99	585.77	605.55	778.73	644.88
.Ports services	US$	3,453.24	3,075.23	3,112.53	5,921.07	3,592.40	3,005.73	3,321.03	3,414.91	3,063.49	3,185.71

Average sales price — internal market
.Bulk transportation	US$	9.88	7.56	7.00	—	8.20	3.81	8.37	7.23	11.68	8.44
.General cargo (Containers-TEUS)	US$	817.37	865.17	893.48	794.24	838.89	594.62	619.63	681.54	628.98	632.03
.Ports services	US$	3,449.38	3,931.46	4,362.93	2,996.97	3,583.43	3,003.29	3,294.12	3,376.21	3,019.44	3,186.41
Long-term indebtedness, gross	US$	—	—	—	—	—	1	1	1	1	1
Short-term indebtedness, gross	US$	1	1	1	—	—	1	1	1	1	1

Total indebtedness, gross	US$	1	1	1	—	—	2	2	2	2	2

Stockholders’ equity	R$	266	268	284	322	322	259	298	319	242	242

Net operating revenues	R$	104	86	90	90	370	96	118	131	130	475
Cost of products	R$	(64)	(53)	(57)	(66)	(240)	(77)	(79)	(91)	(97)	(344)
Other expenses/revenues	R$	(4)	(1)	(5)	(5)	(15)	(8)	(6)	(5)	(17)	(36)
Depreciation	R$	3	2	2	3	10	—	3	2	1	6

EBITDA	R$	39	34	30	22	125	11	36	37	17	101
Depreciation	R$	(3)	(2)	(2)	(3)	(10)	—	(3)	(2)	(1)	(6)

EBIT	R$	36	32	28	19	115	11	33	35	16	95
Minority Interests	R$	—	—	—		—	—	—	—	—	—
Write-down of assets	R$	1	(33)	(9)	11	(30)	—	—	—	—	—
Impairment	R$	—	—	—	—	—	—	—	—	—	—
Net financial results	R$	4	11	6	12	33	13	14	(7)	(9)	11

Income (loss) before income tax and social contribution	R$	41	10	25	42	118	24	47	28	7	106
Income tax and social contribution	R$	(11)	(8)	(9)	(4)	(32)	(4)	(1)	(7)	(2)	(14)

Net income (loss)	R$	30	2	16	38	86	20	46	21	5	92

Logistics Area – FCA (Adjusted and Unaudited)

		2005					2004
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — internal market	MT (thousands)	6,103	7,416	7,616	6,425	27,560	5,807	6,943	6,931	7,086	26,767

Average sales price — internal market	R$	26.20	30.09	31.18	29.26	29.34	22.77	24.95	26.19	24.99	24.81

Long-term indebtedness, gross	US$	127	136	133	—	—	111	107	109	134	134
Short-term indebtedness, gross	US$	—	—	—	—	—	18	18	18	—	—

Total indebtedness, gross	US$	127	136	133	—	—	129	125	127	134	134

Stockholders’ equity	R$	24	40	(37)	(121)	(121)	108	82	73	39	39

Net operating revenues	R$	131	187	198	154	670	113	143	152	145	553
Cost of products	R$	(147)	(176)	(192)	(213)	(728)	(130)	(132)	(150)	(159)	(572)
Other expenses/revenues	R$	—	(16)	(53)	(32)	(101)	4	(13)	(13)	(22)	(44)
Depreciation, amortization and depletion	R$	13	15	18	23	69	10	9	12	14	45

EBITDA	R$	(3)	10	(29)	(68)	(90)	(4)	7	1	(22)	(18)
Depreciation, amortization and depletion	R$	(13)	(15)	(18)	(23)	(69)	(10)	(9)	(12)	(14)	(45)

EBIT	R$	(16)	(5)	(47)	(91)	(159)	(14)	(2)	(11)	(36)	(63)
Net financial results	R$	1	21	(29)	6	(1)	(12)	(24)	3	1	(32)

Income before income tax and social contribution	R$	(15)	16	(76)	(85)	(160)	(26)	(26)	(8)	(35)	(95)
Income tax and social contribution	R$	—	—	—	—	—	—	—	—	—	—

Net income (loss)	R$	(15)	16	(76)	(85)	(160)	(26)	(26)	(8)	(35)	(95)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 10, 2006	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer